    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 19, 1998



                                                      REGISTRATION NO. 333-50017

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1



                                  TO FORM S-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            LNR PROPERTY CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


             DELAWARE                             6513                            65-0777234
   (STATE OR OTHER JURISDICTION       (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)


                             760 N.W. 107TH AVENUE
                              MIAMI, FLORIDA 33172
                                 (305) 485-2000
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                               STEVEN J. SAIONTZ

                            CHIEF EXECUTIVE OFFICER
                            LNR PROPERTY CORPORATION
                             760 N.W. 107TH AVENUE
                              MIAMI, FLORIDA 33172
                                 (305) 485-2000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:
                            DAVID W. BERNSTEIN, ESQ.
                               ROGERS & WELLS LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and all other conditions to the exchange offer ("Exchange Offer") pursuant to the registration agreement (the "Registration Agreement") described in the enclosed Prospectus have been satisfied or waived.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE


------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                                             PROPOSED MAXIMUM           PROPOSED              AMOUNT OF
     TITLE OF EACH CLASS OF             AMOUNT TO BE          OFFERING PRICE       MAXIMUM AGGREGATE         REGISTRATION
   SECURITIES TO BE REGISTERED           REGISTERED            PER NOTE(1)         OFFERING PRICE(1)          FEE(2)(3)
------------------------------------------------------------------------------------------------------------------------------
9 3/8% Series B Senior
  Subordinated Notes due 2008....       $200,000,000               100%               $200,000,000            $59,000.00
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------


(1) Estimated solely for purposes of calculating the registration fee under the Securities Act of 1933.
(2) Calculated pursuant to Rule 457(f)(2).
(3) Previously paid.
                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS





                                  $200,000,000




                                       5.


               9 3/8% SERIES B SENIOR SUBORDINATED NOTES DUE 2008



THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 25, 1998 (UNLESS THE EXCHANGE OFFER IS EXTENDED).



     LNR Property Corporation ("LNR", and together with its subsidiaries, the "Company") is offering (the "Exchange Offer") to exchange its 9 3/8% Series B Senior Subordinated Notes due 2008 ("New Notes") for the identical principal amount of 9 3/8% Series A Senior Subordinated Notes due 2008 ("Old Notes"). The outstanding principal amount of the Old Notes, and therefore the principal amount of New Notes which would be issued if all the Old Notes were exchanged, is $200,000,000. The terms of the New Notes will be identical with the terms of the Old Notes, except that the issuance of the New Notes is being registered under the Securities Act of 1933, as amended (the "Securities Act"), and therefore the New Notes will not be subject to restrictions on transfer which apply to the Old Notes. See "Description of New Notes."


     The Old Notes were issued in transactions which were exempt from the registration requirements of the Securities Act solely to Qualified Institutional Buyers, as that term is defined in Rule 144A under the Securities Act, or outside the United States in compliance with Regulation S under the Securities Act. The Exchange Offer is being made in accordance with a Registration Rights Agreement dated March 24, 1998 among the Company, BT Alex. Brown Incorporated and Donaldson, Lufkin & Jenrette Securities Corporation. Based on interpretations by the staff of the Securities and Exchange Commission, the Company believes a holder (other than a broker-dealer who acquired Old Notes directly from the Company for resale or an affiliate of the Company) may offer and sell New Notes issued in exchange for Old Notes without registration under the Securities Act and without the need to deliver a prospectus, if the holder acquired the New Notes in the ordinary course of its business and the holder has no arrangement to participate, and is not otherwise engaged, in a distribution of the New Notes. See "Description of the New Notes" for information about the terms of the New Notes.

     Prior to the Exchange Offer, there has been no public market for the New Notes. The Company does not currently intend to list the New Notes on a securities exchange or seek approval for quotation of the New Notes on an automated quotation system. Therefore, it is unlikely that an active trading market for the New Notes will develop.

     The Exchange Agent for the Exchange Offer is U.S. Bank Trust National Association.


     SEE "RISK FACTORS," WHICH BEGIN ON PAGE 16, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING THE EXCHANGE OFFER.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.


                The date of this Prospectus is August 18, 1998.

                             AVAILABLE INFORMATION


     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-4 under the Securities Act with respect to the securities offered by this Prospectus. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules to it. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith the Company files periodic reports and other information with the Commission relating to its business, financial statements and other matters. The Registration Statement, its schedules and exhibits and the periodic reports and other information filed by the Company with the Commission are available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained at prescribed rates by addressing written requests for such copies to the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants. The Commission's Web site can be accessed on the World Wide Web, at http://www.sec.gov.



     The obligations of the Company under the Exchange Act to file periodic reports and other information with the Commission may be suspended, under certain circumstances, if the Company's Common Stock and New Notes are each held of record by fewer than 300 holders at the beginning of any fiscal year and are not listed on a national securities exchange. The Company has agreed that, whether or not it is required to do so by the rules and regulations of the Commission, for so long as any of the New Notes remain outstanding it will furnish to the holders of the New Notes, and if required by the Exchange Act, file with the Commission, all annual, quarterly and current reports that the Company is or would be required to file with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act. In addition, the Company has agreed that, as long as any Old Notes remain outstanding, the Company will make the information required by Rule 144A(d)(4) under the Securities Act available to any prospective purchaser of Old Notes or beneficial owner of Old Notes in connection with a sale of them.


     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. IF GIVEN OR MADE, THAT INFORMATION OR THOSE REPRESENTATIONS MAY NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO OR SOLICITATION OF ANY PERSON IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by reference to the more detailed information and the financial statements, including the notes thereto, appearing elsewhere in or incorporated by reference in this Prospectus. Except as otherwise indicated in this Prospectus, (i) references to a fiscal year refer to a fiscal year of the Company which ends on a November 30, (ii) references to the "Company" are to LNR Property Corporation and its subsidiaries and (iii) references to "LNR" are to LNR Property Corporation.


     LNR was formed by Lennar Corporation ("Lennar") in June 1997 to separate Lennar's real estate investment and management business from its homebuilding business. On October 31, 1997, Lennar distributed the stock of LNR to Lennar's stockholders in a tax-free spin-off (the "Spin-off"). Activities conducted by Lennar, as predecessor of the Company, of the type currently being conducted by the Company are treated in this Prospectus as historical activities of the Company.

                                  THE COMPANY


     The Company is a real estate investment and management company, which structures and makes real estate related investments and, through its expertise in developing and managing properties, seeks to enhance the value of those investments. The Company has been engaged in the development, ownership and management of commercial and multi-family residential properties since 1969. LNR's Chairman, Chief Executive Officer and President have been with the Company and have worked together for more than a decade. Over the five years ended November 30, 1997, the Company's revenues and EBITDA increased at compound annual growth rates of 27.7% and 30.4%, respectively. The Company's pro forma revenues and EBITDA for the year ended November 30, 1997, giving effect to the
(i) Affordable Housing Group acquisition and (ii) contributions of Lennar to the capital of LNR and the formation of Lennar Land Partners (a land partnership with Lennar), as if they had occurred on December 1, 1996, and adjusting general and administrative costs to eliminate Spin-off related costs and add incremental costs for a stand-alone public company, were $195.1 million and $126.1 million, respectively.



     The Company's real estate investment activities primarily consist of


     - developing and managing commercial and multi-family residential properties,

     - acquiring, managing and repositioning commercial and multi-family residential real estate loans and properties,

     - acquiring (often in partnership with financial institutions and real estate funds) and managing portfolios of real estate assets,

     - investing in unrated and non-investment grade rated commercial mortgage-backed securities ("CMBS") as to which the Company has the right to be special servicer (i.e., to oversee workouts of underperforming and nonperforming loans) and

     - making high yielding real estate related loans and equity investments.

     The Company adjusts its investment focus from time to time to adapt to various phases of the real estate cycle.

     At May 31, 1998, the Company's assets included the following:



       TYPE OF ASSET           BOOK VALUE                        DESCRIPTION/COMMENT
       -------------          -------------                      -------------------
                              (IN MILLIONS)
Commercial properties.......    $  568.5      Multi-family apartment buildings, office and industrial
                                              buildings, retail centers, hotels and land.
Real estate loans...........        87.9      Primarily mortgage loans. Also includes loans to
                                              developers and builders, sometimes with profit
                                              participations.
Partnerships................       202.9      Primarily 15 partnerships which acquired portfolios of
                                              loans and/or properties, including three partnerships
                                              investing in Japanese loan portfolios; and ten
                                              partnership interests from the Affordable Housing Group
                                              acquisition. Also includes a partnership with Lennar
                                              which acquires, develops and sells land.
CMBS........................       385.3      Unrated or non-investment grade rated tranches of CMBS
                                              pools acquired at significant discounts from face value,
                                              as to which the Company has the right to be special
                                              servicer and therefore can attempt to increase
                                              collections of underlying loans.
Cash and other assets.......       204.1      Cash at May 31, 1998 consisted of $24.8 million
                                --------      unrestricted and $88.5 million restricted, of which $45.0
                                              million was collateral for a letter of credit and $24.6
                                              million was related to the acquisition of the Affordable
                                              Housing Group. Other assets primarily include deferred
                                              tax credits.
          Total.............    $1,448.7
                                ========


                              RECENT DEVELOPMENTS


     On February 18, 1998, the Company entered into an agreement to purchase from Pacific Harbor Capital, Inc., a wholly-owned subsidiary of PacifiCorp, controlling interests in a group of entities as well as certain direct partnership interests, known as the Affordable Housing Group ("AHG"), which own approximately 6,100 multi-family and senior housing properties, many of which qualify for Low-Income Housing Tax Credits ("LIHTC") under Section 42 of the Internal Revenue Code. On May 1, 1998, the Company completed the purchase of certain interests which own 36 of the properties. The remaining six interests are expected to close prior to the end of fiscal year 1998. The aggregate amount of consideration will be approximately $80 million, subject to certain post-closing adjustments, plus the assumption of approximately $45 million of future equity commitments. Of the apartments, 49% are located in the Northwestern United States, 17% are located in the Southwest, 15% are located in the East, 13% are located in the Far West, and the remainder are located in the Southeast and Midwest. Approximately 82% of the apartments were constructed by AHG or under its supervision. AHG acquired the other apartments after they were completed. The Company expects that after the acquisition, AHG, as part of the Company, will continue developing, acquiring and operating residential apartments which qualify for low-income tax credits. At May 31, 1998, the Company's balance sheet included AHG balances as follows: properties of approximately $179 million, investments in partnerships of approximately $8 million and approximately $129 million of pre-existing property-specific mortgage financing that is non-recourse to the Company.

                             COMPETITIVE STRENGTHS

     The Company believes the following competitive strengths contribute to its ability to grow and operate profitably:

  Real Estate Development, Management and Workout Experience

     The Company has developed, redeveloped, repositioned, owned and managed commercial and multi-family residential real estate since 1969, having developed, redeveloped, repositioned and/or managed over 500 properties over this time period. These properties have included multi-family apartment buildings, office buildings, retail space, hotels, industrial space and land. The Company also has, over the past seven years, been responsible for workouts with regard to more than 6,300 real estate loans. Fitch IBCA, Inc., which rates CMBS special servicers on the basis of management team, organizational structure, operating history, workout and asset disposition experience and strategies, information systems, investor reporting capabilities and financial resources, has given the Company Fitch's highest rating. Based on industry sources regarding issuances of CMBS, the CMBS as to which the Company had the right to assume the special servicing represented 17.6% and 12.8% of the CMBS issued in 1996 and 1997, respectively. In addition to applying the benefits of its experience to properties it develops, owns or manages, the Company uses this experience in evaluating potential real estate investments (including asset by asset evaluations of properties underlying CMBS). It also uses this experience in redeveloping or rehabilitating properties in order to maximize proceeds from underperforming or nonperforming assets included in portfolios or single assets acquired by the Company or partnerships it manages or underlying CMBS in which the Company invests. The Company believes its combination of real estate and financial experience gives it an advantage over competing investors who have financial, but not operating, experience.

  Disciplined Investment Approach

     The Company performs extensive due diligence before making investments in order to evaluate investment risks and opportunities to use the Company's skills to enhance the value of the investments. For example, before bidding for a CMBS investment, the Company performs a property-by-property evaluation of the assets underlying the CMBS, including site visits and analyses of rent rolls, vacancy rates and tenant strength, as well as analyses of the real estate markets in which the properties are located. The Company's formalized pre-investment procedures allow its senior management to exercise significant control and discipline over all investment decisions.

  Experienced Management Team


     The ten members of LNR's senior management have an average of 16 years of real estate industry experience. Steven J. Saiontz, LNR's Chief Executive Officer, and Jeffrey P. Krasnoff, LNR's President, have 14 and 21 years of real estate industry experience, respectively, and have been with the Company for 14 years and 12 years, respectively. In addition, Stuart A. Miller, LNR's Chairman of the Board, who devotes approximately 25% of his working time to the Company, is the chief executive officer of Lennar, a major homebuilder, and has more than 15 years of real estate industry experience. The Company uses incentive based compensation to retain key members of management, including payment of bonuses over multi-year periods, and vesting of stock options over periods as long as nine years.


  Significant Equity Ownership by Leonard Miller


     Leonard Miller, one of the founders of Lennar and a Director of LNR, owned, through family partnerships, 9.898 million shares of LNR's Class B Common Stock at May 31, 1998. Leonard Miller is the father of Stuart A. Miller, the Chairman of LNR, and the father-in-law of Steven J. Saiontz, the Chief Executive Officer of LNR.

  Extensive Asset Monitoring

     The Company has developed an extensive asset monitoring program that includes weekly and monthly reports and meetings at which actual results are compared against budgets on an asset-by-asset basis. This, combined with comprehensive systems, procedures and controls, allows management to monitor asset performance closely.

  Significant Strategic Relationships

     Through partnerships and otherwise, the Company has developed strategic relationships with affiliates of many of the leading investment banking firms and real estate funds, including Banc One/Orix, Blackrock Group, BT Alex. Brown Incorporated, Credit Suisse First Boston Corporation, Deutsche Morgan Grenfell, Donaldson, Lufkin & Jenrette Securities Corporation, First Chicago Capital Corp., Lehman Brothers Inc., Morgan Stanley, Dean Witter, Discover & Co. and Westbrook Partners. These organizations seek to avail themselves of the Company's ability to evaluate real estate assets rapidly and effectively and to apply its asset management skills to enhance the value of assets once they have been acquired (including overseeing workouts of underperforming assets). The relationships the Company has developed have, among other things, brought the Company investment opportunities to which it might not otherwise have had access.


  Receiving Recurring Income from Its Investments



     The Company has significant net rental income, interest income and income from fees earned as special servicer with regard to CMBS and for managing partnerships in which it participates. During 1997 and the six months ended May 31, 1998, the Company's net revenues from these sources totaled $75.4 million and $49.8 million, respectively. In addition, through its 50% ownership of Lennar Land Partners, the Company generates earnings from sales of Lennar Land Partners' properties, including sales of properties to Lennar for use in Lennar's homebuilding activities.


  Not a REIT


     In order not to be subject to federal income taxation, a real estate investment trust is limited in what it can do and the types of income it can receive, it must hold assets for minimum periods and it must distribute each year almost all its earnings. In contrast, the Company can actively manage properties, earn fee income and other types of non-passive income, dispose of assets without meeting holding period requirements, and retain and reinvest its after-tax earnings.


                               BUSINESS STRATEGY

     The Company's business strategy consists of four key elements:

  Using Real Estate Expertise to Enhance Real Estate Investments

     The Company focuses on investments which it believes can benefit from its expertise in real estate development and management, including its expertise regarding workouts of troubled real estate assets. It uses this expertise to evaluate the risks and potential rewards from particular real estate related investments and to enhance the value of its investments by overseeing management of underlying properties. For example, the Company has only invested in CMBS when it has had the right to be special servicer, which enables it to attempt to increase proceeds from underperforming or nonperforming assets. The Company believes its experience in enhancing assets distinguishes it from many other investors in real estate related financial products.

  Identifying Opportunities Attuned to Various Phases of the Real Estate Cycle

     During each phase of the real estate cycle, the Company tries to identify investments which will benefit from being made at that point in the cycle. In the weak real estate market of the early 1990's, the Company acquired portfolios of underperforming or nonperforming real estate loans and subordinate classes of CMBS, at substantial discounts from their face value. During the relatively strong real estate market of 1997, the Company emphasized investments in development or redevelopment projects and made loans to property developers and residential builders, and continued to purchase subordinate classes of CMBS when they were available at prices the Company believed to be attractive. In purchasing AHG, the Company acquired a group of companies which develop, own and operate multi-family apartment complexes that generate low-income tax credits. See "Business -- Real Estate Investments and Related Activities -- Commercial and Multi-Family Residential Rental Real Estate." Also, during the six months ended May 31, 1998, the Company has invested in several portfolios of real estate loans outside the United States.


  Using Strategic Relationships

     The Company builds and maintains strategic relationships with leading investment banking firms and real estate funds which can introduce the Company to real estate related investment opportunities. Also, by investing in partnership with these firms and funds, the Company can limit the amount it is required to invest to acquire interests in large real estate asset portfolios or other large real estate related investments.

  Diversifying its Real Estate Asset Investments


     The Company's real estate investments are diversified both in the forms of the investments and in the types of properties to which they relate. Further, the Company's investments relate to properties throughout the United States and elsewhere, and therefore are to an extent protected against factors which affect only particular geographic areas.

                            ------------------------


     LNR's principal executive office is located at 760 N.W. 107th Avenue, Miami, Florida 33172, and its telephone number is (305) 485-2000. LNR was formed as a Delaware corporation in 1997.


                           ISSUANCE OF THE OLD NOTES


     The outstanding $200 million principal amount of 9 3/8% Series A Senior Subordinated Notes due 2008 were sold by LNR (the "Offering") to BT Alex. Brown Incorporated and Donaldson, Lufkin & Jenrette Securities Corporation (the "Initial Purchasers") on March 19, 1998 (the "Closing Date") pursuant to a Purchase Agreement, dated March 19, 1998 (the "Purchase Agreement"), between LNR and the Initial Purchasers. The Initial Purchasers subsequently resold the Old Notes in reliance on Rule 144A under the Securities Act and other available exemptions under the Securities Act. The Company and the Initial Purchasers also entered into a registration rights agreement (the "Registration Agreement") pursuant to which the Company agreed to offer to exchange the New Notes which are registered under the Securities Act for the Old Notes and also granted holders of Old Notes rights under some circumstances to have resales of Old Notes registered under the Securities Act. The Exchange Offer is intended to satisfy certain of the Company's obligations under the Registration Agreement. See "The Exchange Offer -- Purpose and Effects."



     The Old Notes were issued under an indenture dated as of March 24, 1998 (the "Indenture"), between LNR and First Trust of New York National Association, as trustee (the "Trustee"). The name of the Trustee has subsequently been changed to "U.S. Bank Trust National Association." The New Notes also are being issued under the Indenture and are entitled to the benefits of the Indenture. The form and terms of the New Notes will be identical in all material respects with the form and terms of the Old Notes, except that (i) the New Notes will have been registered under the Securities Act and, therefore, will not bear legends describing restrictions on transferring them, and (ii) holders of New Notes will not be, and upon the consummation of the Exchange Offer, holders of Old Notes will no longer be, entitled to certain rights under the Registration Agreement intended for the holders of unregistered securities. The Exchange Offer shall be deemed consummated upon the delivery by the Company to the Exchange Agent under the Indenture of New Notes in the same aggregate principal amount as the aggregate principal amount of Old Notes that are validly tendered by holders thereof in response to the Exchange Offer. See "The Exchange
Offer -- Termination of Certain Rights" and "-- Procedures for Tendering" and "Description of the New Notes."

     The proceeds received by the Company from the issuance of the Old Notes were used to repay short-term indebtedness, which bore interest at a weighted average rate of 6.89% at the Closing Date. This short-term indebtedness was primarily incurred by the Company to finance the purchase of CMBS. In the future LNR or its subsidiaries may incur new short-term debt. There will be no proceeds to the Company from the exchange of New Notes for Old Notes pursuant to the Exchange Offer.


                               THE EXCHANGE OFFER

The Exchange Offer............   The Company is offering to exchange its 9 3/8%
                                 Series B Senior Subordinated Notes due 2008 for identical principal amounts of its 9 3/8%
                                 Series A Senior Subordinated Notes due 2008
                                 (Old Notes, together with the New Notes,
                                 "Notes"). At the date of this Prospectus, $200 million principal amount of Old Notes are outstanding. See "The Exchange Offer -- Terms of the Exchange Offer."


Expiration of Exchange
Offer.........................   5:00 p.m., New York time, on September 25,
                                 1998, unless the Exchange Offer is extended
                                 (the day on which the Exchange Offer expires being the "Expiration Date"). See "The Exchange
                                 Offer -- Expiration Date; Extension;
                                 Termination; Amendments."


Conditions of the Exchange
Offer.........................   The Exchange Offer is not conditioned upon any
                                 minimum principal amount of Old Notes being tendered for exchange. However, the Exchange
                                 Offer is subject to certain customary
                                 conditions, which may be waived by the Company.
                                 See "The Exchange Offer -- Conditions of the
                                 Exchange Offer."

Accrued Interest on the Old
Notes.........................   The New Notes will bear interest at the rate of
                                 9 3/8% per annum from and including their date of issuance. When the first interest payment is made with regard to the New Notes, LNR will also pay interest on the Old Notes which are exchanged, from the date they were issued or the most recent Interest Date on which interest had been paid (if applicable) to, but not including, the day the New Notes are issued.
                                 Interest on the Old Notes which are exchanged will cease to accrue on the day prior to the day on which the New Notes are issued. The interest rate on the Old Notes may increase under certain circumstances if the Company is not in compliance with its obligations under the Registration Agreement. See "Description of the New Notes."

Procedures for Tendering Old
Notes.........................   A holder of Old Notes who wishes to accept the
                                 Exchange Offer must complete, sign and date a Letter of Transmittal, or a facsimile of one, in accordance with the instructions contained under "The Exchange Offer -- Procedures for
                                 Tendering" and in the Letter of Transmittal, and deliver the Letter of Transmittal, or facsimile, together with the Old Notes and any other required documentation to the Exchange
                                 Agent at the address set forth below. Old Notes may be delivered physically or by confirmation of book-entry delivery of the Old Notes to the Exchange Agent's account at The Depository
                                 Trust Company ("DTC"). By executing a Letter of
                                 Transmittal, a holder will represent to the Company that, among other things, the person acquiring the New Notes will be doing so in the ordinary course of the person's business, whether or not the person is the holder, that neither the holder nor any other person is engaged in, or intends to engage in, or has an arrangement or understanding with any person to participate in, the distribution of the New Notes and that neither the holder nor any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company. Each broker or dealer that receives New Notes for its own account in exchange for Old Notes which were acquired by the broker or dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. See "The Exchange
                                 Offer -- Procedures for Tendering" and "Sales of New Notes Received by Broker-Dealers."


Guaranteed Delivery
Procedures....................   Eligible Holders of Old Notes who wish to
                                 tender their Old Notes and (i) whose Old Notes are not immediately available or (ii) who cannot deliver their Old Notes or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration
                                 Date (or complete the procedure for book-entry transfer on a timely basis), may tender their Old Notes according to the guaranteed delivery procedures described in the Letter of Transmittal. See "The Exchange
                                 Offer -- Guaranteed Delivery Procedures."

Acceptance of Old Notes and
Delivery of New Notes.........   Upon satisfaction or waiver of all conditions
                                 to the Exchange Offer, the Company will accept any and all Old Notes that are properly tendered in response to the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The New Notes issued pursuant to the Exchange Offer will be delivered promptly after acceptance of the Old Notes. See
                                 "The Exchange Offer -- Procedures for
                                 Tendering."

Withdrawal Rights.............   Tenders of Old Notes may be withdrawn at any
                                 time prior to 5:00 p.m., New York City time, on the Expiration Date. See "The Exchange
                                 Offer -- Withdrawal of Tenders."

The Exchange Agent............   U.S. Bank Trust National Association (formerly
                                 named "First Trust of New York, National
                                 Association") is the exchange agent (the
                                 "Exchange Agent"). The address and telephone number of the Exchange Agent are set forth in "The Exchange Offer -- Exchange Agent."

Fees and Expenses.............   All expenses incident to the Company's
                                 consummation of the Exchange Offer and
                                 compliance with the Registration Agreement will be borne by the Company. The Company will also pay any transfer taxes which are applicable to the Exchange Offer (but not transfer taxes due to transfers of Old Notes or New Notes by the holder). See "The Exchange Offer -- Fees and
                                 Expenses."

Resales of the New Notes......   Based on interpretations by the staff of the
                                 Commission set forth in no-action letters issued to third parties, the Company believes
                                 New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by the holder (other than (i) a broker-dealer who purchased the Old Notes directly from the Company for resale pursuant to Rule 144A under the Securities Act or another exemption under the Securities Act or (ii) a person that is an affiliate of the Company, as that term is defined in Rule 405 under the Securities

                                 Act), without registration or the need to deliver a prospectus under the Securities Act, provided that the holder is acquiring the New Notes in the ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in a distribution of the New Notes. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes which Old Notes were acquired by the broker as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. See "The Exchange Offer -- Purpose and Effects" and "Sales of New Notes Received By Broker-Dealers."

                            DESCRIPTION OF NEW NOTES

     The Exchange Offer applies to $200 million aggregate principal amount of Old Notes. The terms of the New Notes are identical in all material respects with those of the Old Notes, except for certain transfer restrictions and rights relating to the exchange of the Old Notes for New Notes. The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indenture under which both the Old Notes were, and the New Notes will be, issued. See "Description of the New Notes."

Notes Offered.................   $200,000,000 aggregate principal amount of
                                 9 3/8% Series B Senior Subordinated Notes due
                                 2008.

Maturity Date.................   March 15, 2008.

Interest Payment Dates........   Interest on the New Notes will accrue from
                                 their issue date and will be payable
                                 semi-annually in arrears on March 15 and September 15 of each year, commencing on September 15, 1998.

Optional Redemption...........   The New Notes will be redeemable in whole or in
                                 part, at LNR's option, on or after March 15, 2003, at the redemption prices set forth under "Description of the New Notes -- Redemption" plus accrued and unpaid interest to the date of redemption. In addition, at any time on or prior to March 15, 2001, LNR may, at its option, redeem up to 35% of the aggregate principal amount of the New Notes originally issued with the net cash proceeds of one or more Public Equity Offerings at a redemption price equal to 109.375% of the aggregate principal amount of the New Notes to be redeemed plus accrued interest to the date of redemption; provided that at least 65% of the aggregate principal amount of New Notes originally issued remains outstanding immediately following such redemption. See
                                 "Description of the New Notes -- Redemption."

Change of Control.............   Upon a Change of Control, each holder of New
                                 Notes will have the right to require LNR to purchase that holder's New Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of purchase. See "Description of the New
                                 Notes -- Change of Control."

Ranking.......................   The New Notes will be general unsecured
                                 obligations of LNR and will be subordinated in right of payment to all existing and future
                                 Senior Indebtedness. The New Notes will rank pari passu in right of payment with any other senior subordinated indebtedness of LNR and will rank senior in right of payment to any other subordinated indebtedness of LNR. In addition, LNR is a holding company and, accordingly, the New Notes will be effectively subordinated to all present and future indebtedness of LNR's subsidiaries. As of May
                                 31, 1998, including the effect of the sale of the Old Notes and the application of the net proceeds of that sale, LNR had approximately
                                 $629 million of Senior Indebtedness outstanding
                                 (including $62 million of obligations under letters of credit, and $101 million of guarantees of outstanding borrowings under credit facilities of unconsolidated partnerships). See "Description of the New
                                 Notes -- Subordination" and "Description of
                                 Certain Indebtedness." The acquisition of AHG has substantially increased the Company's debt.


Certain Covenants.............   The Indenture under which the New Notes will be
                                 issued contains covenants that, subject to certain exceptions, restrict the ability of LNR and its subsidiaries to incur Indebtedness or, in the case of subsidiaries, issue preferred stock, and limit the ability of LNR to pay dividends or make other distributions, repurchase equity interests or subordinated
                                 Indebtedness, or make certain other restricted payments, incur indebtedness that is subordinate in right of payment to any Senior
                                 Indebtedness but senior in right of payment to the New Notes, merge or consolidate with any other person or sell, lease, or otherwise dispose of all or substantially all of its assets. See "Description of the New
                                 Notes -- Certain Covenants."

     For additional information regarding the Notes, see "Description of the New Notes."

                                USE OF PROCEEDS


     There will be no proceeds to LNR from the exchange of New Notes for Old Notes pursuant to the Exchange Offer. The net proceeds to LNR from the sale of the Old Notes were used to repay short-term indebtedness. In the future LNR or its subsidiaries may incur new short-term debt.


                            ABSENCE OF PUBLIC MARKET


     The New Notes will be new securities for which there is no established trading market. The Company currently does not intend to list the New Notes on any securities exchange or to arrange for the New Notes to be quoted on any quotation system. Although the Initial Purchasers have informed the Company that they currently intend to make a market in the Notes, they are not obligated to do so and they may discontinue market-making activity at any time without notice. In addition, such market-making activities may be limited during the Exchange Offer or the pendency of a Shelf Registration Statement required by the Registration Agreement, if it is filed. Accordingly, it is not likely that an active trading market for the New Notes will develop or, if such a market develops, that it will provide significant liquidity to holders of Notes.


                                  RISK FACTORS


     See "Risk Factors" beginning on page 16 for a discussion of certain factors that should be considered by holders of Old Notes in evaluating the Exchange Offer.

                             SUMMARY FINANCIAL DATA

     The following tables present summary consolidated financial data regarding the Company. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this Prospectus. See "Selected Consolidated Financial Data."


     The pro forma statement of earnings information for the six months ended May 31, 1998 and for the year ended November 30, 1997 have been prepared to reflect (i) the Company's acquisition of AHG (the "AHG Acquisition") and (ii) the spin-off (the "Spin-off") of the Company from Lennar Corporation which was effective October 31, 1997, as though they had occurred at the beginning of the periods presented. The pro forma information has been prepared assuming that all of AHG (all interests relative to the 42 properties) have been acquired.



                                   SIX MONTHS ENDED MAY 31,
                                         (UNAUDITED)                         FOR THE YEARS ENDED NOVEMBER 30,
                                 ----------------------------   ----------------------------------------------------------
                                 PRO FORMA        ACTUAL        PRO FORMA                       ACTUAL
                                 ---------   ----------------   ---------   ----------------------------------------------
                                   1998       1998      1997      1997       1997      1996      1995      1994      1993
                                 ---------   -------   ------   ---------   -------   -------   -------   -------   ------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
RESULTS OF OPERATIONS
Revenues
  Rental income................  $ 37,004     29,864   29,978     69,943     56,334    59,215    51,664    45,978   39,381
  Equity in earnings of
    partnerships...............    22,891     23,969   19,791     42,085     30,149    51,862    31,203    20,710    7,046
  Interest income..............    35,066     34,759   20,630     41,898     41,446    28,726    20,475    11,640    8,694
  Gains on sales of:
    Real estate................    12,061     12,061    6,401     18,076     18,076     3,669    15,776     9,085       --
    Investment securities......     1,386      1,386    5,009      5,359      5,359     1,735       513        --       --
  Management fees..............     4,021      4,021    5,977     13,385     13,385    18,229    10,274    12,390    6,565
  Other, net...................       965        679    1,385      4,352      2,734        --     2,910     2,016    1,387
                                 --------    -------   ------    -------    -------   -------   -------   -------   ------
    Total revenues.............   113,394    106,739   89,171    195,098    167,483   163,436   132,815   101,819   63,073
                                 --------    -------   ------    -------    -------   -------   -------   -------   ------
Costs and expenses
  Cost of rental operations....    22,816     18,820   18,281     43,464     35,767    38,126    30,890    23,884   18,866
  General and administrative...    14,572     12,674   11,533     26,480     26,584    20,756    15,155    14,436    7,806
  Depreciation.................     7,102      4,063    2,915     11,417      6,060     5,916     5,671     4,618    4,002
  Minority interests...........       426      1,094      126       (985)        --        --        --        --       --
  Other, net...................        --         --       --         --         --       658        --        --       --
                                 --------    -------   ------    -------    -------   -------   -------   -------   ------
Total costs and expenses.......    44,916     36,651   32,855     80,376     68,411    65,456    51,716    42,938   30,674
                                 --------    -------   ------    -------    -------   -------   -------   -------   ------
Operating earnings.............    68,478     70,088   56,316    114,722     99,072    97,980    81,099    58,881   32,399
Interest expense...............    22,352     16,983   13,201     34,721     26,584    20,513    14,692     5,688    3,378
                                 --------    -------   ------    -------    -------   -------   -------   -------   ------
Earnings before income taxes...    46,126     53,105   43,115     80,001     72,488    77,467    66,407    53,193   29,021
Income taxes...................    10,341     19,531   16,815     19,188     28,270    30,212    25,899    20,695   10,447
                                 --------    -------   ------    -------    -------   -------   -------   -------   ------
Net earnings...................  $ 35,785     33,574   26,300     60,813     44,218    47,255    40,508    32,498   18,574
                                 ========    =======   ======    =======    =======   =======   =======   =======   ======
Net earnings per share(1):
  Basic........................  $   0.99       0.93     0.73       1.68       1.22        --        --        --       --
                                 ========    =======   ======    =======    =======
  Diluted......................  $   0.98       0.92     0.72       1.68       1.22        --        --        --       --
                                 ========    =======   ======    =======    =======


---------------
(1) LNR was formed in June 1997 and had no outstanding stock prior to formation; therefore, net earnings per share have not been calculated for the fiscal years ended November 30, 1996, 1995, 1994 and 1993.

                                       AS OF AND FOR THE SIX
                                       MONTHS ENDED MAY 31,
                                            (UNAUDITED)                    AS OF AND FOR THE YEARS ENDED NOVEMBER 30,
                                   -----------------------------   -----------------------------------------------------------
                                     PRO                             PRO
                                    FORMA          ACTUAL           FORMA                         ACTUAL
                                   -------   -------------------   -------   -------------------------------------------------
                                    1998       1998       1997      1997       1997       1996      1995      1994      1993
                                   -------   ---------   -------   -------   ---------   -------   -------   -------   -------
                                                          (IN THOUSANDS, EXCEPT RATIOS AND PERCENTAGES)
OTHER DATA
EBITDA(1)........................  $75,580      74,151    59,231   126,139     105,132   103,896    86,770    63,499    36,401
Depreciation and amortization....    7,102       4,063     2,915    11,417       6,060     5,916     5,671     4,618     4,002
Ratio of earnings to fixed
  charges(2).....................      2.9x        3.9x      4.1x      4.6x        3.6x      4.8x      5.5x     10.4x      9.6x
Ratio of EBITDA to average
  assets(3)......................      5.5%        6.0%      7.7%     12.5%       11.8%     14.8%     14.5%     14.8%     14.1%
FINANCIAL POSITION(4)
Total assets.....................       --   1,448,712   793,092        --   1,023,337   752,968   652,400   547,722   310,355
Total mortgage notes and other
  debts payable..................       --     754,540   369,965        --     391,171   354,406   252,256   119,935    34,163
Total stockholders' equity(5)....       --     602,655        --        --     569,088        --        --        --        --
Total Parent Company
  investment.....................       --          --   384,143        --          --   367,048   370,903   396,403   266,965
OTHER DATA AND RATIOS ADJUSTED
  FOR THE OFFERING
Interest expense(6)..............       --          --        --    39,223          --        --        --        --        --
Total mortgage notes and other
  debts payable..................       --          --        --   526,646          --        --        --        --        --
Ratio of EBITDA to interest
  expense........................       --          --        --       3.2x         --        --        --        --        --
Ratio of total mortgage notes and
  other debts payable to total
  stockholders' equity(7)........       --          --        --       0.9x         --        --        --        --        --


---------------
(1) EBITDA (earnings before interest, taxes, depreciation and amortization) is used by the Company in analyzing its operating performance, leverage and liquidity. However, it is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net earnings as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.


(2) Outstanding debt of Lennar Land Partners is guaranteed by the Company. See "Description of Certain Indebtedness -- LNR Guarantees of Partnership Debt." The amount of fixed charges associated with such debt is excluded from the computation of these ratios.



(3) Ratio of EBITDA to average assets is calculated by dividing EBITDA by the average of total assets at the beginning and end of each period presented. Pro forma average assets as of May 31, 1998 and as of November 30, 1997 is prepared under the assumption that all 42 AHG properties were acquired as of these dates.



(4) Actual and pro forma financial position are identical at May 31, 1998 and November 30, 1997.


(5) In connection with the Spin-off, the assets and liabilities of Lennar and its subsidiaries were divided between the Company and Lennar and its homebuilding subsidiaries so that Lennar and its homebuilding subsidiaries would have a net worth of $200 million (with specified adjustments) and the remaining net worth was transferred to the Company. See the Company's consolidated statements of Parent Company investment and stockholders' equity and notes thereto included elsewhere in this Prospectus.


(6) Reflects the repayment of $194 million of short-term debt, which had an approximate weighted average interest rate of 6.70% for the year ended November 30, 1997, using the net proceeds of the Offering, and the issuance of the Notes at an effective interest rate of 9.445% as of the beginning of the year.



(7) Total mortgage notes and other debts payable excludes $119 million of outstanding unconsolidated partnership debt guaranteed by LNR at November 30, 1997. The ratio of total mortgage notes and other debts payable plus outstanding unconsolidated partnership debt guaranteed by LNR to stockholders' equity, as adjusted for the Offering, would have been 1.13x at November 30, 1997.

     The following is a summary of the Company's actual results of operations for the six months ended May 31, 1998 and 1997 and the years ended November 30, 1997, 1996, 1995, 1994 and 1993 and pro forma results for the year ended November 30, 1997, after allocating among the core business lines certain non-corporate general and administrative expenses. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                        FOR THE SIX
                                          MONTHS                     FOR THE YEARS ENDED NOVEMBER 30,
                                       ENDED MAY 31,     --------------------------------------------------------
                                        (UNAUDITED)        PRO
                                          ACTUAL          FORMA                        ACTUAL
                                     -----------------   -------   ----------------------------------------------
                                       1998      1997     1997      1997      1996      1995      1994      1993
                                     --------   ------   -------   -------   -------   -------   -------   ------
                                                                    (IN THOUSANDS)
OPERATIONS BY BUSINESS LINE
Revenues
  Real estate operations...........  $ 41,925   36,379    88,019    74,410    62,884    67,440    55,063   39,381
  CMBS and loans...................    38,406   27,844    51,519    51,067    33,207    23,202    12,766    8,694
  Partnerships and joint
    ventures.......................    25,729   23,563    51,208    39,272    67,345    39,263    31,974   13,611
  Corporate and other..............       679    1,385     4,352     2,734        --     2,910     2,016    1,387
                                     --------   ------   -------   -------   -------   -------   -------   ------
Total revenues.....................   106,739   89,171   195,098   167,483   163,436   132,815   101,819   63,073
                                     --------   ------   -------   -------   -------   -------   -------   ------
Operating expenses
  Real estate operations...........    26,053   22,926    59,033    44,663    46,683    38,296    33,243   25,197
  CMBS and loans...................     2,611    2,011     2,547     2,547     1,813       604       555      139
  Partnerships and joint
    ventures.......................     2,179    2,913     3,307     3,104     6,113     5,339     4,453    1,670
  Corporate and other..............     5,808    5,005    15,489    18,097    10,847     7,477     4,687    3,668
                                     --------   ------   -------   -------   -------   -------   -------   ------
Total operating expenses...........    36,651   32,855    80,376    68,411    65,456    51,716    42,938   30,674
                                     --------   ------   -------   -------   -------   -------   -------   ------
Operating earnings
  Real estate operations...........    15,872   13,453    28,986    29,747    16,201    29,144    21,820   14,184
  CMBS and loans...................    35,795   25,833    48,972    48,520    31,394    22,598    12,211    8,555
  Partnerships and joint
    ventures.......................    23,550   20,650    47,901    36,168    61,232    33,924    27,521   11,941
  Corporate and other..............    (5,129)  (3,620)  (11,137)  (15,363)  (10,847)   (4,567)   (2,671)  (2,281)
                                     --------   ------   -------   -------   -------   -------   -------   ------
Total operating earnings...........    70,088   56,316   114,722    99,072    97,980    81,099    58,881   32,399
Interest expense...................    16,983   13,201    34,721    26,584    20,513    14,692     5,688    3,378
Income tax expense.................    19,531   16,815    19,188    28,270    30,212    25,899    20,695   10,447
                                     --------   ------   -------   -------   -------   -------   -------   ------
Net earnings.......................  $ 33,574   26,300    60,813    44,218    47,255    40,508    32,498   18,574
                                     ========   ======   =======   =======   =======   =======   =======   ======

                           FORWARD-LOOKING STATEMENTS


     This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts included in this Prospectus, including, without limitation, statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," regarding budgeted capital expenditures, the Company's financial position, projected results of the Company's real estate investments, possible environmental liabilities, business strategy and other plans, objectives or expectations for future operations, are forward-looking statements. Although the Company believes the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that those expectations will prove to have been correct, particularly given the cyclical nature of aspects of the Company's business and the inherent uncertainty in estimating future fluctuations in the commercial real estate market. There are numerous uncertainties inherent in predicting future performance of real estate investments, including many factors beyond the control of the Company, such as changes in interest rates, changes in demand for commercial real estate nationally, in areas in which the Company owns properties, or in areas in which properties securing mortgages directly or indirectly owned by the Company are located, international, national or regional business conditions which affect the ability of mortgage obligors to pay principal or interest when it is due, and the cyclical nature of the commercial real estate business. Additional important factors that could cause actual results to differ materially from the Company's expectations are disclosed under "Risk Factors" and elsewhere in this Prospectus. Should one or more of these risks or uncertainties occur, the Company's actual results and plans for 1998 and beyond could differ materially from those anticipated in forward-looking statements.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following factors should be considered in evaluating the Exchange Offer.

LIMITED RELEVANCE OF HISTORICAL FINANCIAL INFORMATION

     The historical financial information about the Company included in this Prospectus relates almost entirely to periods when the entities which currently constitute the Company were subsidiaries of Lennar. The Company's results of operations during those periods were not necessarily the same as they would have been if LNR and its subsidiaries had operated as a separate, stand-alone group during those periods.

ABSENCE OF HISTORY AS A STAND-ALONE GROUP

     Until November 1, 1997, LNR and its subsidiaries had never operated as a stand-alone publicly owned group of companies. Therefore, their administrative costs after that date are likely to be higher than those reflected in the Company's historical financial statements. Also, until November 1, 1997, none of the Company's senior executive officers had been engaged in managing a public parent company (except that its Chairman of the Board, who is not a full time employee, has for a number of years been a senior executive officer of Lennar and has since April 1997 been the chief executive officer of Lennar).

RISK OF LEVERAGED INVESTMENT ACTIVITIES

     One of the reasons for separating the Company from Lennar was to enable the Company to increase its borrowings and therefore increase the investments it could make. While increased leverage can substantially increase the Company's earnings potential, it also will expose the Company to increased risks if, because of changes in market conditions, changes in interest rates or for any other reason, the value of its investments declines.

CYCLICAL NATURE OF THE REAL ESTATE BUSINESS

     Most aspects of the United States real estate markets are cyclical. To some extent, the cycles for different types of real estate assets (such as single family homes and office buildings) are different. However, all aspects of the real estate markets are affected by interest rates, with the value of various types of real estate tending to decline relative to non-real estate assets when interest rates rise. All aspects of the United States real estate markets also may be affected by changes in the economy in general. Because a significant portion of the Company's business involves acquiring mortgages, properties and real estate related securities at discounted prices, periods of low real estate values have in the past provided investment opportunities for the Company. However, although future periods of poor real estate markets may provide additional acquisition opportunities for the Company, they also may seriously impair the value of the assets the Company already holds and the Company's ability to dispose of assets at prices which are acceptable to it.


     In accordance with the Company's strategy of trying to enhance the value of assets it acquires and to sell those assets at a profit, when real estate markets are strong the Company tends to accelerate the rate at which it sells assets. Conversely, when real estate markets are strong, there may be fewer opportunities for the Company to acquire assets at prices which are likely to generate the combination of yield and appreciation in value which the Company seeks. While the Company believes there are attractive investment opportunities even when real estate markets are strong (for example, during 1997 and the first half of 1998, the Company made several investments in development or redevelopment projects, which should benefit from a strong real estate market, and the Company has begun to seek investment opportunities outside the United States), the Company's rate of asset acquisitions during periods of strong real estate markets may be slower than during periods of weaker real estate markets.

RISKS RELATED TO AHG ACQUISITION

     Although the Company has substantial experience in developing multi-family residential apartments, senior management of the Company has little experience with acquiring and owning properties which qualify for low-income tax credits under Section 42 of the Internal Revenue Code and, therefore, there can be no assurance that the Company will be able to successfully integrate the operations of AHG with the operations of the Company.


INVESTMENT IN JAPAN; POSSIBLE FUTURE INVESTMENTS IN FOREIGN MARKETS



     The Company has formed several partnerships with large financial institutions to acquire portfolios of distressed real estate loans in Japan, where the commercial real estate market has declined substantially in recent years. As of May 31, 1998, the Company's investments in these projects amounted to approximately $20 million. The Company is considering making additional investments in Japanese real estate and real estate related assets if attractive opportunities arise. The Company also may seek investment opportunities elsewhere outside the United States.



     When the Company considers real estate related investments outside the United States, it usually will do so in conjunction with experts in real estate or real estate finance where the real estate is located. Nonetheless, until recently, the senior management of the Company has had no experience in Japan or other markets outside the United States and this lack of experience could adversely affect the senior managers' ability to evaluate types of real estate investments which are available, trends in real estate markets or overall economic trends in particular countries. Also, real estate related transactions in a country normally are conducted in the currency of that country. Investments by the Company denominated in currencies other than the U.S. dollar may be adversely affected by a decline in the value of the currencies in which the investments are denominated compared with the value of the U.S. dollar, whether because of factors affecting the non-U.S. currencies or because of a strengthening of the U.S. dollar against currencies generally. The Company may try to hedge against currency risks by buying or selling currency contracts or options. However, the Company has no experience in hedging against currency fluctuations.


NO ACCESS TO CREDIT SUPPORT


     Until October 31, 1997, the Company had access to Lennar's corporate credit lines, Lennar guaranteed many of the obligations the Company incurred in purchasing specific assets (including obligations under repurchase obligations incurred to finance purchases of CMBS), and creditors had been able to look to Lennar's cash flows, as well as those of the Company, to satisfy Company indebtedness guaranteed by Lennar. Since November 1, 1997, the Company has not had access to Lennar's corporate credit lines or cash flows, and Lennar has not guaranteed any new indebtedness of the Company. The Company believes its consolidated net worth (which was $603 million at May 31, 1998), its cash flow, and the fact that there are active markets for many of the types of assets it acquires, should enable the Company to obtain the credit lines it will need to finance its contemplated activities. As of May 31, 1998, the Company had arranged approximately $619 million of credit lines (in addition to having borrowed $200 million by selling the Notes). Absence of Lennar credit support probably has affected, and may continue to affect, both the availability and the cost of credit to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


SIGNIFICANT INDEBTEDNESS


     At May 31, 1998, the Company's total indebtedness was $755 million, representing approximately 56% of its combined total debt and stockholders' equity. See "Capitalization." This included approximately $199 million at May 31, 1998, of AHG's pre-existing property-specific mortgage financing that is non-recourse to the Company and indebtedness the Company incurred to finance the acquisition. LNR also is a guarantor or similarly obligated with regard to up to $228 million of credit facilities of unconsolidated partnerships, under which $101 million was outstanding as of May 31, 1998. See "Certain Relationships and Transactions -- Relationships with Lennar -- Lennar Land Partners" and "Description of Other Indebtedness."

The Company's ability to make scheduled payments of principal or interest on, or to refinance, its indebtedness (including the Notes) depends on its future performance, which, to a certain extent, is subject to general economic, financial, competitive and other factors beyond its control. Based upon the current level of operations and anticipated growth, the Company believes that available cash flow, together with other sources of liquidity, will be adequate to meet the Company's anticipated future requirements for working capital, capital expenditures, scheduled payments of principal and interest on its indebtedness, including the Notes, and the implementation of its growth initiatives. However, all or a portion of the principal payments at maturity on the Notes may require refinancing. There can be no assurance that the Company's business will generate sufficient cash flow from operations or that future borrowing will be available in an amount sufficient to enable the Company to service its indebtedness, including the New Notes, or to make necessary capital expenditures, or that any required refinancing will be available on commercially reasonable terms or at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


     The Company's leverage may have important consequences for the Company and the holders of the New Notes, including, but not limited to, the following: (i) the ability of the Company to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or financing may not be available on terms favorable to the Company;
(ii) a portion of the Company's cash flow will be used to pay the Company's interest expense and debt amortization, which will reduce the funds that would otherwise be available to the Company for its operations and future business opportunities; (iii) a substantial decrease in net operating cash flows or an increase in expenses of the Company could make it difficult for the Company to meet its debt service requirements and force it to dispose of assets prematurely or otherwise modify its operations; and (iv) the Company's leverage will increase its vulnerability to a downturn in its business or the economy generally.

     A significant portion of the Company's existing indebtedness bears interest at variable rates. However, most of the Company's investments generate interest or rental income at essentially fixed rates. Therefore, a material increase in the interest rates on the Company's indebtedness could substantially reduce the Company's cash flow.

SUBORDINATION


     LNR's obligations under the New Notes (like those under the Old Notes) will be subordinated in right of payment to all of its existing and future Senior Indebtedness. As of May 31, 1998, including the effect of the sale of the Old Notes and the application of the net proceeds of that sale, LNR had approximately $629 million of Senior Indebtedness outstanding. Additional Senior Indebtedness may be incurred by LNR from time to time, subject to certain restrictions imposed by the Indenture. By reason of the subordination of the New Notes, in the event of an insolvency, liquidation or other reorganization of LNR, creditors who are holders of Senior Indebtedness must be paid in full before any payments may be made to holders of New Notes. There may not be sufficient assets remaining after payment of prior claims to pay amounts due on the New Notes. In addition, under certain circumstances, no payments may be made with respect to the New Notes if a default exists with respect to Senior Indebtedness. See "Description of the New Notes -- Subordination."


STRUCTURAL SUBORDINATION TO SUBSIDIARY DEBT


     The New Notes will be debt obligations of LNR, a holding company whose primary assets consist of shares of common stock issued to LNR by its subsidiaries. Accordingly, LNR will be dependent upon the cash flow of, and receipt of dividends or advances from, its subsidiaries in order to meet its debt obligations, including LNR's obligations under the New Notes. The New Notes will not be guaranteed by LNR's subsidiaries, and, consequently, LNR's subsidiaries are not obligated or required to pay any amounts pursuant to the New Notes or to make funds available for the New Notes in the form of dividends or advances to LNR. A significant amount of the Company's indebtedness at May 31, 1998 was indebtedness of subsidiaries of LNR. Creditors of a subsidiary are entitled to be paid what is due them before assets of the subsidiary become available for creditors of its parent. Therefore, even liabilities which are not Senior Indebtedness, and preferred stock, of subsidiaries will, in effect, be prior in right of payment to the New Notes with regard to the assets of those subsidiaries. This can substantially reduce the portion of the Company's consolidated assets which are available for payment of the New Notes. Also, any agreements of subsidiaries which prohibit or limit the subsidiaries' payment of dividends will eliminate or reduce LNR's access to cash flows of those subsidiaries to pay interest or principal with regard to the New Notes.

LIMITED RESTRICTIVE COVENANTS

     The Indenture contains financial and operating covenants that place limited restrictions on, among other things, the ability of the Company to incur additional indebtedness, to create liens or other encumbrances, to make certain payments and investments and to sell or otherwise dispose of assets and merge or consolidate with other entities. A failure to comply with the obligations contained in the Indenture could result in an event of default under the Indenture, which would result in the acceleration of the related debt and the acceleration of debt under other instruments evidencing indebtedness that may contain cross-acceleration or cross-default provisions. To the extent events of default under the Indenture result in defaults with respect to Senior Indebtedness, the subordination provisions in the Indenture would likely restrict payments to the holders of New Notes. See "Description of the New
Notes -- Certain Covenants." The Indenture does not contain covenants specifically designed to protect holders of the New Notes in case there is a material adverse change in the Company's financial position or in the event of a highly leveraged transaction involving the Company.


EFFECT OF INABILITY TO REPURCHASE NEW NOTES UPON A CHANGE OF CONTROL


     Upon a Change of Control, each holder of New Notes (and each holder of Old Notes) will have the right to require LNR to repurchase the holder's Notes. If a Change of Control were to occur, and LNR did not have sufficient funds to pay the repurchase price for all the Notes which are tendered, that failure would be an event of default under the Indenture. In addition, a Change of Control would constitute a default under LNR's existing credit facility and is otherwise restricted by that facility and may be prohibited or limited by, or create an event of default under, other agreements relating to borrowings which the Company may enter into from time to time. The borrowings under the credit facility are, and other borrowings are likely to be, Senior Indebtedness. Therefore, a Change of Control at a time when LNR cannot pay for Notes which are tendered as a result of the Change of Control could result in holders of New Notes receiving substantially less than the principal amount of the New Notes. See "Description of the New Notes -- Change of Control" and "--Subordination."

INDEMNIFICATION OF LENNAR IN CASE THE SPIN-OFF WAS NOT TAX-FREE

     A Separation and Distribution Agreement entered into by LNR and Lennar at the time of the Spin-off (the "Separation and Distribution Agreement") provides that if it is ultimately determined that the Spin-off did not qualify as a tax free transaction, other than because of actions taken by Lennar after completion of Lennar's merger with Pacific Greystone Corporation (October 31, 1997), and as a result Lennar incurs any liabilities for taxes, interest or penalties which it would not have incurred if the Spin-off had been tax free, LNR will pay Lennar an amount equal to the liabilities incurred for taxes, interest and penalties as a result of the Spin-off and all related accounting, legal and professional fees, as well as any costs, expenses or damages Lennar incurs as a result of stockholder litigation or controversies because the Spin-off was not tax free. The Internal Revenue Service issued a ruling that the Spin-off was tax free. The Company believes that, because the Internal Revenue Service issued that ruling, it is very unlikely that the Internal Revenue Service would assert that the Spin-off was not tax free and would be successful in that assertion. However, if it were determined that the ruling was issued on the basis of an inaccurate statement of facts, or if events occur which Lennar or its principal stockholder had stated to the Internal Revenue Service would not occur, the Internal Revenue Service could ignore the ruling and seek to demonstrate that the Spin-off was not tax free. If it were determined that the Spin-off was not tax free, Lennar could be taxed on the entire amount by which the fair value of LNR at the time of the Spin-off exceeded Lennar's basis in the stock of LNR. LNR might be required to reimburse Lennar for the Federal tax on this amount (probably at a tax rate of 35%), plus interest and any penalties Lennar is required to pay to the Internal Revenue Service, as well as any state or other taxes resulting from the Spin-off. This could require the Company to dispose of substantial portions of its assets, and could substantially impair the ability of the subsidiaries to conduct their activities as LNR currently expects the subsidiaries to conduct those activities.

COMPANY WOULD BE ADVERSELY AFFECTED IF IT WERE SUBJECT TO THE INVESTMENT COMPANY ACT


     The Company intends to conduct its business at all times so as not to become regulated as an investment company under the Investment Company Act of 1940 (the "Investment Company Act"). Accordingly, the Company does not expect to be subject to the restrictive provisions of the Investment Company Act. The Investment Company Act applies to entities which hold themselves out as being involved primarily in investing, reinvesting or trading in securities or which own investment securities having a value exceeding 40% of the value of the entities' total assets (other than government securities or cash) on an unconsolidated basis. The Investment Company Act exempts, among others, entities that are "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate" ("Qualifying Interests"). Under the current interpretation of the staff of the Securities and Exchange Commission, to qualify for this exemption, the entity must maintain at least 55% of its assets in ownership of real estate or mortgage loans. Unless CMBS held by an entity constitute 100% of the interests in the mortgage pools to which they relate, the CMBS may be treated as not constituting ownership of the mortgage loans to which the CMBS relate, and therefore not being Qualifying Interests. An analysis of the Company's assets at November 30, 1997 and May 31, 1998 indicated that (a) less than 40% of LNR's assets, other than Government securities or cash, on an unconsolidated basis, were investment securities and
(b) more than 55% of the Company's assets were Qualifying Interests. If, however, due to a change in the Company's assets, or a change in the value of particular assets, the Company became an investment company which is not exempt from the Investment Company Act, the Company either would have to restructure its assets so it would not be subject to the Investment Company Act, or would have to change materially the way it conducts its activities. Either of these changes could require the Company to sell substantial portions of its assets at a time it might not otherwise want to do so, and the Company could incur significant losses as a result. Further, in order to avoid becoming subject to the requirements of the Investment Company Act, the Company may be required at times to forego investments it would like to make or otherwise to act in a manner other than that which its management believes would maximize its earnings.


REAL ESTATE INVESTMENT RISKS

     General. Investments in real property or real property related assets are subject to varying degrees of risk. A property owner's ability to service debt will depend in large part on the amount of income generated, expenses incurred and capital expenditures required by the properties. The Company's income, both as an owner of properties and as a holder of investments secured by real properties (including mortgage loans and CMBS), may be adversely affected by a number of factors, including the general economic climate and local real estate conditions, an oversupply of, or a reduction in demand for, space in properties in the areas where particular properties are located and the attractiveness of particular properties to prospective tenants. Income from properties also is affected by such factors as the cost of compliance with government regulations, including zoning and tax laws and the potential for liability under applicable laws. Many expenditures associated with properties (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the properties.

     Lease expirations could adversely affect the Company's earnings and cash flow. When leases for space in the Company's properties terminate, the Company may not be able to re-lease the space on terms as favorable as those of the terminated leases, or at all, and the Company may incur substantial costs to obtain new tenants (including the cost of renovations, commissions and rent concessions). If the Company were unable to re-lease a substantial portion of the space to which those leases relate at rents at least comparable to those under the current leases, the Company's earnings and cash flow could be significantly adversely affected.

     Illiquidity of real estate investments could adversely affect the Company's financial condition. Because real estate investments are relatively illiquid, the Company's ability to vary its portfolio promptly in response to changes in economic or other conditions may be limited. That illiquidity, or any other factor that impedes the ability of the Company to respond to adverse changes in the performance of its investments, could have an adverse effect on the Company's financial condition and results of operations.


     Possible environmental liabilities. Under various federal, state and local laws, ordinances and regulations, a current or previous owner or operator of a property may be required to clean up hazardous substances released at the property, and may be held liable to a governmental entity or to third parties for property damage and for investigation and cleanup costs incurred by those parties in connection with the contamination. In addition, some environmental laws create a lien on a contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. The presence of contamination or the failure to remediate contamination may adversely affect the owner's ability to sell or lease real estate or to borrow using the real estate as collateral. The owner or operator of a site may be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site. Under some circumstances, the holder of a loan secured by a mortgage on a property may be directly liable for effects of failure of the property to comply with environmental laws. Therefore, in addition to the possibility the Company will incur significant costs or liabilities under environmental laws with regard to properties it owns, the Company could be adversely affected as a holder of mortgage loans or CMBS, if costs of complying with environmental laws, or liability for failure to do so, made property owners unable to meet their debt service obligations, if existence of contamination or other violations of environmental laws made it difficult to dispose of properties or reduced the prices for which properties could be sold upon foreclosure of mortgages, or if property owners incurred direct liability for failure to comply with environmental laws.



     The Company could be required to incur significant costs to comply with the Americans with Disabilities Act. The Company's properties are subject to the requirements of the Americans with Disabilities Act (the "ADA"), which generally requires that public accommodations, including office buildings and in some instances, facilities in multi-family residential buildings, be made accessible to disabled persons. The Company believes its properties are in substantial compliance with the ADA and that it will not be required to make substantial capital expenditures to meet the requirements of the ADA. However, compliance with the ADA could require removal of access barriers and noncompliance could result in imposition of fines by the Federal government or the award of damages to private litigants. If the Company were required to make substantial alterations to a number of its properties to comply with the ADA, the Company's earnings and cash flow could be adversely affected.


     Investment risks. The Company intends to continue to invest directly or through partnerships, to originate and acquire mortgage loans, to acquire CMBS, and otherwise to invest in commercial and residential multi-family rental real estate in the United States and, at least to a limited extent, elsewhere in the world. This entails risks that investments will fail to perform in accordance with expectations and that judgments with respect to the costs of improvements to bring properties up to market standards will prove inaccurate, as well as general investment risks associated with any real estate investment.

RISKS OF INVESTING IN SUBORDINATED CMBS

     Risks of subordination. To date the Company has purchased only substantially subordinated classes of CMBS. It has done this because those classes can be purchased at substantial discounts from their face amounts, and present the potential for significant profits to the extent collections of underlying loans exceed those anticipated when the Company purchases them. However, if collections are lower than anticipated, the payments to the holders of the most subordinate classes of CMBS, which are the classes in which the Company invests, will be substantially reduced, and possibly eliminated entirely.

     Risks of repurchase obligation financing. The Company finances most of its CMBS purchases with repurchase obligations, which are in effect borrowings secured by the CMBS. The repurchase obligation arrangements require that, if the market value of the CMBS falls below specified percentages of the repurchase obligations, the Company provide additional collateral, reduce the loan balance or liquidate CMBS positions. Therefore, in a period when, due to a substantial increase in interest rates, a depressed real estate market or otherwise, the market value of the Company's CMBS were to fall significantly, the Company could be required to make a significant additional investment in its CMBS (in the form of increased collateral for the repurchase obligations) or to sell the CMBS at a time when it may be very inopportune for the Company to do that.

CONTROLLING STOCKHOLDER


     LNR has two classes of stock: common stock, which is entitled to one vote per share, and Class B Common Stock, which is entitled to ten votes per share. At May 31, 1998, there were 25.391 million outstanding shares of common stock and 10.758 million outstanding shares of Class B Common Stock. Leonard Miller owned, through family partnerships, 9.898 million shares of the Class B Common Stock, and therefore was entitled to cast approximately 74% of the combined votes which could be cast by the holders of the common stock and the Class B Common Stock. That gives Mr. Miller the power to elect all LNR's directors and to approve most matters which are presented to the stockholders, even if no other stockholders vote in favor of them. In addition, as long as Mr. Miller owns a substantial portion of the Class B Common Stock, his ownership of Class B Common Stock would make it impossible for anyone to acquire enough shares to obtain voting control of LNR. Therefore, Mr. Miller's ownership of Class B Common Stock probably would discourage any non-negotiated tender offers or other non-negotiated efforts to take over LNR.


ABSENCE OF PUBLIC MARKET FOR THE NEW NOTES

     If the New Notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities, the performance of the Company and certain other factors. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the New Notes. There can be no assurance that if a market for the New Notes develops, that market will not be subject to similar disruptions. Any such disruptions may have an adverse effect on holders of the New Notes.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Holders of Old Notes who do not exchange their Old Notes for New Notes in response to the Exchange Offer will continue to be subject to the restrictions on transfer of the Old Notes resulting from the fact that the issuance of the Old Notes was not registered under the Securities Act or registered or qualified under any state securities laws. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that, except in limited circumstances specified in the Registration Agreement, it will register the Old Notes under the Securities Act. New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred (other than by a holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided the holder acquired the New Notes in the ordinary course of the holder's business and the holder has no arrangement with any person to participate in the distribution of the New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of those New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes which the broker-dealer acquired as a result of market-making activities or other trading activities. The Company will make this Prospectus available to any such broker-dealer for use in connection with resales of New Notes. See "Sales of New Notes Received By Broker-Dealers." However, under the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in those jurisdictions or an exemption from registration or qualification is available. To the extent that Old Notes are exchanged as a result of the Exchange Offer, the ability to trade untendered and tendered but unaccepted Old Notes may be adversely affected.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECTS

     The Old Notes were issued by the Company on March 24, 1998 to the Initial Purchasers, who resold the Old Notes to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and other institutional "accredited investors" (as defined in Rule 501(a) under the Securities Act). In connection with the sale of the Old Notes, the Company and the Initial Purchasers entered into the Registration Agreement pursuant to which the Company agreed to file with the Commission within 45 days after the Old Notes were issued a registration statement (the "Exchange Offer Registration Statement") with respect to an offer to exchange New Notes for the Old Notes. In addition, the Company agreed to use its best efforts to cause the Exchange Offer Registration Statement to become effective under the Securities Act within 150 days after the Old Notes were issued and to issue the New Notes pursuant to the Exchange Offer. A copy of the Registration Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

     The Exchange Offer is being made pursuant to the Registration Agreement. Holders of Old Notes who do not tender their Old Notes or whose Old Notes are tendered but not accepted would have to rely on exemptions from registration requirements under the securities laws, including the Securities Act, if they wish to sell their Old Notes.

     Based on interpretations by the staff of the Commission set forth in no-action letters issued to persons unrelated to the Company, the Company believes the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for sale, sold and otherwise transferred by any holder (other than a person that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act and except as set forth in the next paragraph) without registration or the delivery of a prospectus under the Securities Act, provided the holder acquires the New Notes in the ordinary course of the holder's business and the holder is not participating and does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the New Notes.


     If a person were to participate in the Exchange Offer for the purpose of distributing securities in a manner not permitted by the Commission's interpretation, (i) the position of the staff of the Commission enunciated in the no-action letters would not be applicable to the person and (ii) the person would be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with a sale of the New Notes. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes which the broker-dealer acquired as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any sale of those New Notes. See "Sales of New Notes Received by Broker-Dealers."


     The Exchange Offer is not being made to, nor will the Company accept surrenders for exchange from, holders of Old Notes with addresses in any jurisdiction in which the Exchange Offer or the issuance of New Notes pursuant to it would violate applicable securities or blue sky laws. Prior to the Exchange Offer, however, the Company will register or qualify, or cooperate with the holders of the Old Notes and their respective counsel in connection with the registration or qualification of, the New Notes for offer and sale under the securities or blue sky laws of such jurisdictions as are necessary to permit consummation of the Exchange Offer and do anything else which is necessary or advisable to enable the offer and issuance of the New Notes in those jurisdictions.

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, the Company will issue New Notes in exchange for all Old Notes which are validly tendered prior to 5:00 p.m., New York City time, on the Expiration Date (as defined below) and not withdrawn. The principal amount of the New Notes issued in the exchange will be the same as the principal amount of the Old Notes for which they are exchanged. Holders may tender some or all of their Old Notes in response to the Exchange Offer. However, Old Notes may be tendered only in multiples of $1,000. See "Description of the New Notes."

     The form and terms of the New Notes will be the same in all material respects as the form and terms of the Old Notes, except that (i) the New Notes will be registered under the Securities Act and hence will not bear legends regarding restrictions on transfer and (ii) because the New Notes will be registered, holders of New Notes will not be, and upon the consummation of the Exchange Offer, except under limited circumstances, holders of Old Notes will no longer be, entitled to rights under the Registration Agreement intended for holders of unregistered securities.

     Old Notes which are not tendered for exchange or are tendered but not accepted in the Exchange Offer will remain outstanding and be entitled to the benefits of the Indenture, but will not be entitled to any registration rights under the Registration Agreement.

     The Company will be deemed to accept all the Old Notes which are validly tendered and not withdrawn when the Company gives oral or written notice to that effect to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders for the purpose of receiving New Notes from the Company.

     If any tendered Old Notes are not accepted for exchange because of an invalid tender or otherwise, certificates for those Old Notes will be returned, without expense, to the tendering holder as promptly as practicable after the Expiration Date.

     Holders who tender Old Notes in response to the Exchange Offer will not be required to pay brokerage commissions or fees or, except as described in the instructions in the Letter of Transmittal, transfer taxes. The Company will pay all charges and expenses, other than certain taxes described below, in connection with the Exchange Offer. See "-- Fees and Expenses."

EXPIRATION DATE; EXTENSION; TERMINATION; AMENDMENTS


     The Exchange Offer will expire at 5:00 p.m., New York City time, on September 25, 1998, unless it is extended by the Company by notice to the Exchange Agent. The Company reserves the right to extend the Exchange Offer at its discretion. If the Company extends the Exchange Offer, the term "Expiration Date" will mean the time and date on which the Exchange Offer as extended will expire. The Company will notify the Exchange Agent of any extension by oral or written notice and will make a public announcement of any extension, not later than 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Date.


TERMINATION OF CERTAIN RIGHTS


     The Registration Agreement provides that, with certain exceptions, if
(i)(A) the Exchange Offer Registration Statement has not been filed with the Commission on or prior to the 45th calendar day following the date of original issue of the Old Notes, or (B) the Shelf Registration Statement has not been filed with the Commission on or prior to the 30th day after a Shelf Notice is required to be delivered under the Registration Agreement (the "Shelf Registration Statement Filing Date"); (ii)(A) the Exchange Offer Registration Statement has not been declared effective on or prior to the 150th calendar day following the date of original issue of the Old Notes, or (B) the Shelf Registration Statement has not been declared effective on or prior to the 75th day following the Shelf Registration Filing Date; (iii)(A) the Exchange Offer is not consummated on or prior to the 195th day following the date of original issue of the Old Notes, or (B) after the Shelf Registration Statement has been declared effective, the Shelf Registration Statement ceases to be effective or usable in connection with resales of the Notes at any time when the Company is obligated by the Registration Agreement to maintain its effectiveness (each event referred to in clauses (i) through (iii) above being a "Registration Default"), the interest rate on the Old Notes will be increased by one half of one percent per annum when the Registration Default occurs and will increase by an additional one half of one percent at the end of 90 days that additional interest continues to accrue, with an aggregate maximum increase in the interest rate equal to two percent (2%) per annum. Following the cure of all Registration Defaults, the accrual of additional interest will cease.


     Holders of New Notes will not be and, upon consummation of the Exchange Offer, holders of Old Notes will no longer be, entitled to rights under the Registration Agreement intended for holders of Old Notes which are restricted as to transferability. The Exchange Offer will be deemed consummated when the Company delivers to the Exchange Agent New Notes in the same aggregate principal amount as that of the Old Notes which are validly tendered and not withdrawn.

PROCEDURES FOR TENDERING

     Only a holder of Old Notes may tender Old Notes in response to the Exchange Offer. To tender Old Notes, the holder must complete, sign and date the Letter of Transmittal, or a facsimile of one, have the signatures guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver the Letter of Transmittal or facsimile of one, together with the Old Notes (unless the tender is being effected using the procedure for book-entry transfer described below) and any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date.

     Any financial institution that is a participant in DTC's Book-Entry Transfer Facility System may make book-entry delivery of Old Notes by causing DTC to transfer the Old Notes into the Exchange Agent's account in accordance with DTC's transfer procedure. Although delivery of Old Notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, the Letter of Transmittal (or a facsimile of one), with any required signature guarantees and any other required documents, must be transmitted to and received or confirmed by the Exchange Agent at its addresses as set forth under the caption "-- Exchange Agent" below prior to 5:00 p.m., New York City time, on the Expiration Date. DELIVERY OF A DOCUMENT TO DTC DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

     A tender of Old Notes by a holder will constitute an agreement by the holder to transfer the Old Notes to the Company in exchange for New Notes on the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal.

     The method of delivering Old Notes and the Letter of Transmittal and any other required documents to the Exchange Agent is at the election and risk of the holder. It is recommended that holders use overnight or hand delivery services. In all cases, sufficient time should be allowed to assure delivery to the Exchange Agent before the Expiration Time. No Letter of Transmittal or Old Notes should be sent to the Company. Holders may ask their brokers, dealers, commercial banks, trust companies or nominees to assist them in effecting tenders.

     Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution unless the Old Notes are being tendered for the account of an Eligible Institution. An "Eligible Institution" is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program.

     If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, they should so indicate when signing, and the Company may require that evidence satisfactory to the Company of their authority to sign be submitted with the Letter of Transmittal.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance and withdrawal of tendered Old Notes will be determined by the Company in its sole discretion, and that determination will be final and binding. The Company reserves the right to reject any Old Notes which are not properly tendered or the acceptance of which the Company believes might be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Old Notes, without being required to waive the same defects, irregularities or conditions as to other Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured by the Expiration Date, or by such later time as the Company may determine. Although the Company intends to request the Exchange Agent to notify holders of defects or irregularities with respect to tenders of Old Notes, none of the Company, the Exchange Agent nor any other person will incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until all defects and irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

     The Company has the right (subject to limitations contained in the Indenture) (i) to purchase or make offers for any Old Notes that remain outstanding after the Expiration Date and (ii) to the extent permitted by applicable law, to purchase Old Notes in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

     By tendering, a holder will be representing to the Company that the person who will acquire the New Notes being issued as a result of the Exchange Offer (whether or not that is the holder) will be acquiring them in the ordinary course of that person's business and that neither the holder nor any such other person has an arrangement or understanding with any person to participate in a distribution of the New Notes or is an "affiliate" of the Company (as defined in Rule 405 under the Securities Act). If the holder is a broker-dealer that will receive New Notes for its own account in exchange for Old Notes that were acquired as result of market-making activities or other trading activities, the holder will, by tendering, acknowledge that it will deliver a prospectus in connection with any resale of those New Notes.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available, or (ii) who cannot deliver their Old Notes or any other required documents to the Exchange Agent or cannot complete the procedure for book-entry transfer prior to the Expiration Date, may effect a tender if:

          (a) The tender is made through an Eligible Institution;

          (b) Prior to the Expiration Date, the Exchange Agent receives from the Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand) setting forth the name and address of the Eligible Holder, the certificate number(s) of the Old Notes (if available) and the principal amount of Old Notes tendered, together with a duly executed Letter of Transmittal (or a facsimile of one), stating that the tender is being made by that Notice of Guaranteed Delivery and guaranteeing that, within five business days after the Expiration Date, the certificate(s) representing the Old Notes (or confirmation of a book-entry transfer into the Exchange Agent's account at
     DTC) and any other documents required by the Letter of Transmittal will be delivered to the Exchange Agent; and

          (c) The certificate(s) representing all the tendered Old Notes (or confirmation of a book-entry transfer into the Exchange Agent's account at
     DTC) and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five business days after the Expiration Date.

     Upon request to the Exchange Agent, a form of Notice of Guaranteed Delivery will be sent to holders who wish to use the guaranteed delivery procedures described above.

WITHDRAWAL OF TENDERS

     Except as otherwise described below, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date, unless the Old Notes have already been accepted for exchange.

     To withdraw a tender of Old Notes, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date, and before the Old Notes have been accepted for exchange by the Company. Any notice of withdrawal must (i) specify the name of the person who deposited the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate numbers and principal amounts of the Old Notes), (iii) be signed by the Depositor in the same manner as the signature on the Letter of Transmittal by which the Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee register the transfer of the Old Notes into the name of the person who withdraws the tender, and (iv) specify the name in which the withdrawn Old Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of withdrawal notices will be determined by the Company in its sole discretion, and that determination will be final and binding on all parties. Any Old Notes which are withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer, and no New Notes will be issued with respect to those Old Notes unless they are validly re-tendered. Any Old Notes which have been tendered but which are not accepted for exchange or which are withdrawn will be returned to the holder without cost to the holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be re-tendered at any time prior to the Expiration Date.

FEES AND EXPENSES

     The expenses of soliciting tenders pursuant to the Exchange Offer will be borne by the Company. The principal solicitation of tenders is being made by mail. However, solicitations also may be made by telecopy, telephone or in person by officers and regular employees of the Company and its affiliates.

     The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the Exchange Offer. The Company will, however, pay the Exchange Agent reasonable and customary fees for its services and reimburse it for its reasonable out-of-pocket expenses in connection with the Exchange Offer. The Company may also reimburse brokerage houses and other custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in forwarding copies of this Prospectus, Letters of Transmittal and related documents to the beneficial owners of the Old Notes and in handling or forwarding tenders for exchange. The Company will pay the other expenses incurred in connection with the Exchange Offer, including fees and expenses of the Trustee, accounting and legal fees and printing costs.

     The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes for New Notes pursuant to the Exchange Offer. If, however, certificates representing New Notes or Old Notes for principal amounts which are not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, a person other than the registered holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of a person other than the person who signs the Letter of Transmittal, or if a transfer tax is imposed for any other reason, other than the exchange of Old Notes for New Notes pursuant to the Exchange Offer, the tendering holder must pay the transfer taxes (whether imposed on the registered holder or any other person). Unless satisfactory evidence of payment of transfer taxes or exemption from the need to pay them is submitted with the Letter of Transmittal, the amount of the transfer taxes will be billed directly to the tendering holder. The Company may refuse to issue New Notes in exchange for Old Notes, or to return certificates evidencing Old Notes which are not exchanged, until the Company receives evidence satisfactory to it that any transfer taxes payable by the holder have been paid.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The exchange of the Old Notes for the New Notes in the Exchange Offer should not constitute an exchange for federal income tax purposes. Consequently,
(i) no gain or loss should be realized by a U.S. Holder upon receipt of a New Note; (ii) the holding period of the New Note should include the holding period of the Old Note for which it is exchanged; and (iii) the adjusted tax basis of the New Note should be the same as the adjusted tax basis of the Old Note for which it is exchanged, immediately before the exchange. Even if the exchange of an Old Note for a New Note were treated as an exchange, the exchange should constitute a tax-free recapitalization for federal income tax purposes. Accordingly, a New Note should have the same issue price as an Old Note and a U.S. Holder should have the same adjusted basis and holding period in the New Note as it had in the Old Note immediately before the exchange. A "U.S. Holder" means a person who is, for United States federal income tax purposes, (i) a citizen or resident of the United States; (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision of the United States; or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

CONSEQUENCES OF FAILURE TO EXCHANGE OLD NOTES

     If a holder does not exchange Old Notes for New Notes in response to the Exchange Offer, the Old Notes will continue to be subject to the restrictions on transfer described in the legend on the certificate evidencing the Old Notes, and will not have the benefit of any agreement by the Company to register Old Notes under the Securities Act. In general, the Old Notes may not be offered or sold, unless the sale is registered under the Securities Act, or unless the offer and sale are exempt from, or not subject to, the Securities Act or any applicable state securities laws.

     Participation in the Exchange Offer is voluntary and holders should carefully consider whether to accept the Exchange Offer and tender their Old Notes. Holders of Old Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

ACCOUNTING TREATMENT

     The New Notes will be recorded in the Company's accounting records at the same carrying value as the Old Notes on the date of the exchange. Accordingly, the Company will not recognize any gain or loss for accounting purposes as a result of the Exchange Offer. The expenses of the Exchange Offer will be amortized by the Company over the term of the New Notes.

EXCHANGE AGENT

     U.S. Bank Trust National Association (formerly "First Trust of New York, National Association") has been appointed as Exchange Agent for the Exchange Offer. All correspondence in connection with the Exchange Offer and the Letter of Transmittal should be addressed to the Exchange Agent, as follows:


          BY FACSIMILE:                   BY OVERNIGHT COURIER:          BY REGISTERED OR CERTIFIED MAIL:
          (212) 514-7431                     U.S. Bank Trust                     U.S. Bank Trust
    Corporate Trust Department             National Association                National Association
         U.S. Bank Trust                Corporate Trust Department          Corporate Trust Department
       National Association            100 Wall Street, Suite 2000         100 Wall Street, Suite 2000
    Telephone: (212) 361-2546            New York, New York 10005            New York, New York 10005
                                           Attn: Cathy Donohue                 Attn: Cathy Donohue


     Requests for additional copies of this Prospectus or the Letter of Transmittal should be directed to the Exchange Agent.

                                 CAPITALIZATION


     Set forth below is the short-term debt and capitalization of the Company at May 31, 1998. This table should be read in conjunction with the Company's consolidated financial statements and the notes thereto included elsewhere in the Prospectus. See also "Description of Certain Indebtedness."



                                                               MAY 31, 1998
                                                              --------------
                                                              (IN THOUSANDS)
DEBT:
  Short-term debt, including current portion of long-term
     debt(1)................................................    $  280,683
  Existing long-term debt(2)................................       274,742
  The Notes (net of $885 discount)..........................       199,115
                                                                ----------
          Total debt........................................       754,540
STOCKHOLDERS' EQUITY:
  Common stock, $.10 par value, 150,000 shares authorized,
     25,391 shares issued and outstanding...................         2,539
  Class B common stock, $.10 par value, 40,000 shares
     authorized, 10,758 shares issued and outstanding.......         1,076
  Additional paid-in capital................................       544,546
  Retained earnings.........................................        33,068
  Unrealized gains on available-for-sale securities, net and
     other..................................................        21,426
                                                                ----------
          Total stockholders' equity........................       602,655
                                                                ----------
          Total debt and stockholders' equity...............    $1,357,195
                                                                ==========


---------------

(1) Short-term debt consists of $219,380 of borrowings under repurchase agreements secured by CMBS and a mortgage loan and $20,000 of borrowings under revolving credit lines secured by CMBS and mortgage loans. Current portion of long-term debt at May 31, 1998 was $41,303.



(2) Existing long-term debt consists of secured mortgage notes on operating properties and land.

             PRO FORMA CONSOLIDATED CONDENSED FINANCIAL INFORMATION



     The unaudited pro forma consolidated condensed statements of earnings for the six months ended May 31, 1998 and the year ended November 30, 1997, have been prepared to reflect (1) the Company's acquisition of Affordable Housing Group (the "AHG Acquisition") and (2) the spin-off (the "Spin-off") of the Company from Lennar Corporation which was effective October 31, 1997. The pro forma consolidated condensed statements of earnings have been prepared assuming that all of AHG (all interests relative to the 42 properties) have been acquired. Pro forma financial information related to the Spin-off has previously been supplied in the Company's filings and is presented here to provide a more meaningful comparison of the results of operations between the periods.



     The unaudited pro forma consolidated condensed statements of earnings for the six month period ended May 31, 1998 and for the year ended November 30, 1997 have been prepared as if the AHG Acquisition and the Spin-off had occurred on December 1, 1996. The unaudited pro forma consolidated condensed financial information has been prepared utilizing the accounting policies outlined in the historical financial statements elsewhere in this Prospectus. The AHG Acquisition is accounted for using the purchase method of accounting.



     The pro forma consolidated condensed financial information have been prepared under the Securities and Exchange Commission ("SEC") rules. As a result, the pro forma acquisition adjustments assume interest expense was incurred for the year ended November 30, 1997 and the six month period ended May 31, 1998, on the full amount of consideration paid for the AHG Acquisition. Although the SEC requires that interest expense be included on the full amount of consideration paid, this amount would have been lower had AHG been acquired by the Company at the beginning of the periods presented due to the amount of tax credits that were available to purchase at that time. Therefore, management believes that the accompanying pro forma consolidated condensed statements of earnings are not indicative of the results that AHG is expected to achieve as a result of the acquisition.



     The following information should be read in conjunction with the Company's consolidated financial statements and the notes thereto, Management's Discussion and Analysis of Financial Condition and Results of Operations and other financial information included elsewhere in this Prospectus. The unaudited pro forma consolidated condensed financial information does not necessarily reflect what the results of operations and financial position would have been had the AHG Acquisition and the Spin-off occurred as assumed in preparing the unaudited pro forma consolidated condensed financial information, nor do they necessarily reflect the future results or financial position of the Company.

                            LNR PROPERTY CORPORATION


        UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF EARNINGS


                     FOR THE SIX MONTHS ENDED MAY 31, 1998



                                                                             PRO FORMA
                                            THE COMPANY         AHG         ACQUISITION
                                            HISTORICAL     HISTORICAL(J)    ADJUSTMENTS      PRO FORMA
                                            -----------    -------------    ------------     ---------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues
  Rental income...........................   $ 29,864         11,854           (4,714)(a)      37,004
  Equity in earnings of partnerships......     23,969             --           (1,078)(a)      22,891
  Interest income.........................     34,759            307                           35,066
  Gains on sales of:
     Real estate..........................     12,061             --                           12,061
     Investment securities................      1,386             --                            1,386
  Management fees.........................      4,021             --                            4,021
  Other, net..............................        679          1,762              (84)(a)         965
                                                                               (1,392)(e)
                                             --------         ------           ------         -------
          Total revenues..................    106,739         13,923           (7,268)        113,394
                                             --------         ------           ------         -------
Costs and expenses
  Cost of rental operations...............     18,820          6,280           (2,284)(a)      22,816
  General and administrative..............     12,674          1,648              250(d)       14,572
  Depreciation............................      4,063          4,421           (1,682)(a)       7,102
                                                                                  300(e)
  Minority interests......................      1,094           (828)             160(a)          426
                                             --------         ------           ------         -------
          Total costs and expenses........     36,651         11,521           (3,256)         44,916
                                             --------         ------           ------         -------
Operating earnings/(loss).................     70,088          2,402           (4,012)         68,478
  Interest expense........................     16,983          6,287           (2,042)(a)      22,352
                                                                                2,337(b)
                                                                               (1,137)(c)
                                                                                  (76)(e)
                                             --------         ------           ------         -------
Earnings/(loss) before income taxes.......     53,105         (3,885)          (3,094)         46,126
Income tax benefit/(expense)..............    (19,531)         8,562             (579)(a)     (10,341)
                                                                                1,207(f)
                                             --------         ------           ------         -------
Net earnings/(loss).......................   $ 33,574          4,677           (2,466)         35,785
                                             ========         ======           ======         =======
Net earnings per share:
  Basic...................................   $   0.93                                            0.99
                                             ========                                         =======
  Diluted.................................   $   0.92                                            0.98
                                             ========                                         =======
Weighted average pro forma shares
  outstanding:
  Basic...................................     36,134                                          36,134
                                             ========                                         =======
  Diluted.................................     36,432                                          36,432
                                             ========                                         =======



 See accompanying notes to unaudited pro forma consolidated condensed financial information.

                            LNR PROPERTY CORPORATION



        UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF EARNINGS


                      FOR THE YEAR ENDED NOVEMBER 30, 1997



                                                                       PRO FORMA     PRO FORMA
                                           THE COMPANY      AHG       ACQUISITION    SPIN-OFF
                                           HISTORICAL    HISTORICAL   ADJUSTMENTS   ADJUSTMENTS   PRO FORMA
                                           -----------   ----------   -----------   -----------   ---------
                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues
  Rental income..........................   $ 56,334       23,707       (10,098)(a)                 69,943
  Equity in earnings of partnerships.....     30,149           --        (1,356)(a)   13,292(g)     42,085
  Interest income........................     41,446          452                                   41,898
  Gains on sales of:
     Real estate.........................     18,076           --                                   18,076
     Investment securities...............      5,359           --                                    5,359
  Management fees........................     13,385           --                                   13,385
  Other, net.............................      2,734        6,090        (1,088)(a)                  4,352
                                                                         (3,384)(e)
                                            --------       ------       -------       ------       -------
          Total revenues.................    167,483       30,249       (15,926)      13,292       195,098
                                            --------       ------       -------       ------       -------
Costs and expenses
  Cost of rental operations..............     35,767       12,796        (5,099)(a)                 43,464
  General and administrative.............     26,346        3,942           600(d)    (4,408)(h)    26,480
  Depreciation...........................      6,060        8,445        (3,808)(a)                 11,417
                                                                            720(e)
  Minority interests.....................        238       (1,608)          385(a)                    (985)
                                            --------       ------       -------       ------       -------
          Total costs and expenses.......     68,411       23,575        (7,202)      (4,408)       80,376
                                            --------       ------       -------       ------       -------
Operating earnings/(loss)................     99,072        6,674        (8,724)      17,700       114,722
  Interest expense.......................     26,584       10,270        (4,434)(a)   (2,100)(i)    34,721
                                                                          5,572(b)
                                                                         (1,021)(c)
                                                                           (150)(e)
                                            --------       ------       -------       ------       -------
Earnings/(loss) before income taxes......     72,488       (3,596)       (8,691)      19,800        80,001
Income tax benefit/(expense).............    (28,270)      14,801        (1,387)(a)   (7,721)(f)   (19,188)
                                                                          3,389(f)
                                            --------       ------       -------       ------       -------
Net earnings/(loss)......................   $ 44,218       11,205        (6,689)      12,079        60,813
                                            ========       ======       =======       ======       =======
Net earnings per share:
  Basic..................................   $   1.22                                                  1.68
                                            ========                                               =======
  Diluted................................   $   1.22                                                  1.68
                                            ========                                               =======
Weighted average pro forma shares
  outstanding:
  Basic..................................     36,129                                                36,129
                                            ========                                               =======
  Diluted................................     36,269                                                36,269
                                            ========                                               =======



 See accompanying notes to unaudited pro forma consolidated condensed financial information.

                   LNR PROPERTY CORPORATION AND SUBSIDIARIES



                   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED


                        CONDENSED FINANCIAL INFORMATION


Adjustments to the historical results to arrive at the pro forma results are as follows:


(a) Represents adjustments to reflect the interests in ten properties which will be accounted for on the equity method that were consolidated in the AHG financial statements. This also includes the removal of one property which was part of AHG's historical financial statements which will not be acquired by the Company.



(b) Represents interest expense on debt incurred in connection with the acquisition of AHG.



(c) Represents the elimination of interest expense from AHG's former parent company on intercompany balances.



(d) Represents incremental costs associated with establishing certain administrative and support activities that were previously provided by AHG's former parent company.



(e) Represents the income statement effect of adjustment of the carrying value of AHG's assets and liabilities to fair market value on the acquisition date.



(f) Represents the estimated income tax effect of the pro forma adjustments at the Company's effective tax rate of 39.0%, before consideration of the tax credits.



(g) Represents the Company's 50% interest in the earnings of Lennar Land
    Partners.



(h) Represents the elimination of costs related to the Spin-off and addition of incremental administrative costs associated with operating as a stand-alone public company.



(i) Represents the reduction in interest expense due to the use of proceeds from funds advanced by Lennar in connection with the Spin-off to repay debt.



(j) The AHG historical column includes financial results related to all 42 properties acquired or expected to be acquired by the Company for the five months ended April 30, 1998. Because the column for the Company's historical results also includes one month of financial results for 36 properties that were acquired on May 1, 1998, the AHG historical column includes one month of financial results for the remaining six properties, allowing for a full six months of financial results for all 42 properties in the pro forma financial statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents selected consolidated financial data regarding the Company. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this Prospectus.


     The pro forma statement of earnings information for the six months ended May 31, 1998 and for the year ended November 30, 1997 have been prepared to reflect (i) the AHG Acquisition and (ii) the Spin-off of the Company from Lennar Corporation which was effective October 31, 1997, as though they had occurred at the beginning of the periods presented. The pro forma information has been prepared assuming that all of AHG (all interests relative to the 42 properties) have been acquired.


     During most of the periods to which the following financial information relates, LNR and its subsidiaries were subsidiaries of Lennar. The consolidated financial statements of the Company have been prepared and are presented to reflect the Company as a separate combined group for all periods presented and have been extracted from the financial statements of Lennar using Lennar's historical results of operations and historical cost basis of its assets and liabilities which are used in the businesses being operated by the Company (including some assets and liabilities which were not recorded as belonging to current LNR subsidiaries, but which were used primarily in connection with their businesses). Expenses which related both to the businesses operated by the Company and the businesses retained by Lennar have been allocated on a basis which both Lennar and the Company believe is reasonable. However, the expenses allocated to the Company are not necessarily the same as those the Company would have incurred if it had operated independently, and in general, the results of operations reflected in the consolidated financial statements of LNR and its subsidiaries are not necessarily the same as those which would have been realized if the Company had been operated independently of Lennar during the periods to which those financial statements relate.

                                   SIX MONTHS ENDED MAY 31,
                                         (UNAUDITED)                         FOR THE YEARS ENDED NOVEMBER 30,
                                 ----------------------------   ----------------------------------------------------------
                                 PRO FORMA        ACTUAL        PRO FORMA                       ACTUAL
                                 ---------   ----------------   ---------   ----------------------------------------------
                                   1998       1998      1997      1997       1997      1996      1995      1994      1993
                                 ---------   -------   ------   ---------   -------   -------   -------   -------   ------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
RESULTS OF OPERATIONS
Revenues
  Rental income................  $ 37,004     29,864   29,978     69,943     56,334    59,215    51,664    45,978   39,381
  Equity in earnings of
    partnerships...............    22,891     23,969   19,791     42,085     30,149    51,862    31,203    20,710    7,046
  Interest income..............    35,066     34,759   20,630     41,898     41,446    28,726    20,475    11,640    8,694
  Gains on sales of:
    Real estate................    12,061     12,061    6,401     18,076     18,076     3,669    15,776     9,085       --
    Investment securities......     1,386      1,386    5,009      5,359      5,359     1,735       513        --       --
  Management fees..............     4,021      4,021    5,977     13,385     13,385    18,229    10,274    12,390    6,565
  Other, net...................       965        679    1,385      4,352      2,734        --     2,910     2,016    1,387
                                 --------    -------   ------    -------    -------   -------   -------   -------   ------
         Total revenues........   113,394    106,739   89,171    195,098    167,483   163,436   132,815   101,819   63,073
                                 --------    -------   ------    -------    -------   -------   -------   -------   ------
Costs and expenses
  Cost of rental operations....    22,816     18,820   18,281     43,464     35,767    38,126    30,890    23,884   18,866
  General and administrative...    14,572     12,674   11,533     26,480     26,584    20,756    15,155    14,436    7,806
  Depreciation.................     7,102      4,063    2,915     11,417      6,060     5,916     5,671     4,618    4,002
  Minority interests...........       426      1,094      126       (985)        --        --        --        --       --
  Other, net...................        --         --       --         --         --       658        --        --       --
                                 --------    -------   ------    -------    -------   -------   -------   -------   ------
         Total costs and
           expenses............    44,916     36,651   32,855     80,376     68,411    65,456    51,716    42,938   30,674
                                 --------    -------   ------    -------    -------   -------   -------   -------   ------
Operating earnings.............    68,478     70,088   56,316    114,722     99,072    97,980    81,099    58,881   32,399
Interest expense...............    22,352     16,983   13,201     34,721     26,584    20,513    14,692     5,688    3,378
                                 --------    -------   ------    -------    -------   -------   -------   -------   ------
Earnings before income taxes...    46,126     53,105   43,115     80,001     72,488    77,467    66,407    53,193   29,021
Income taxes...................    10,341     19,531   16,815     19,188     28,270    30,212    25,899    20,695   10,447
                                 --------    -------   ------    -------    -------   -------   -------   -------   ------
Net earnings...................  $ 35,785     33,574   26,300     60,813     44,218    47,255    40,508    32,498   18,574
                                 ========    =======   ======    =======    =======   =======   =======   =======   ======
Net earnings per share(1)
  Basic........................  $   0.99       0.93     0.73       1.68       1.22        --        --        --       --
                                 ========    =======   ======    =======    =======
  Diluted......................  $   0.98       0.92     0.72       1.68       1.22        --        --        --       --
                                 ========    =======   ======    =======    =======
Dividends per common share.....  $ 0.0125     0.0125       --     0.0125     0.0125        --        --        --       --


---------------
(1) LNR was formed in June 1997 and had no outstanding stock prior to formation; therefore, net earnings per share have not been calculated for the fiscal years ended November 30, 1996, 1995, 1994 and 1993.

                                       AS OF AND FOR THE SIX
                                       MONTHS ENDED MAY 31,
                                            (UNAUDITED)                    AS OF AND FOR THE YEARS ENDED NOVEMBER 30,
                                   -----------------------------   -----------------------------------------------------------
                                     PRO                             PRO
                                    FORMA          ACTUAL           FORMA                         ACTUAL
                                   -------   -------------------   -------   -------------------------------------------------
                                    1998       1998       1997      1997       1997       1996      1995      1994      1993
                                   -------   ---------   -------   -------   ---------   -------   -------   -------   -------
                                                          (IN THOUSANDS, EXCEPT RATIOS AND PERCENTAGES)
OTHER DATA
EBITDA(1)........................  $75,580      74,151    59,231   126,139     105,132   103,896    86,770    63,499    36,401
Depreciation and amortization....    7,102       4,063     2,915    11,417       6,060     5,916     5,671     4,618     4,002
Ratio of earnings to fixed
  charges(2).....................     2.9x        3.9x      4.1x      4.6x        3.6x      4.8x      5.5x     10.4x      9.6x
Ratio of EBITDA to average
  assets(3)......................     5.5%        6.0%      7.7%     12.5%       11.8%     14.8%     14.5%     14.8%     14.1%
FINANCIAL POSITION(4)
Total assets.....................       --   1,448,712   793,092        --   1,023,337   752,968   652,400   547,722   310,355
Total mortgage notes and other
  debts payable..................       --     754,540   369,965        --     391,171   354,406   252,256   119,935    34,163
Total stockholders' equity(5)....       --     602,655        --        --     569,088        --        --        --        --
Total Parent Company
  investment.....................       --          --   384,143        --          --   367,048   370,903   396,403   266,965


---------------
(1) EBITDA (earnings before interest, taxes, depreciation and amortization) is used by the Company in analyzing its operating performance, leverage and liquidity. However, it is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net earnings as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.

(2) Outstanding debt of Lennar Land Partners is guaranteed by the Company. See "Description of Certain indebtedness--LNR Guarantees of Partnership Debt." The amount of fixed charges associated with such debt is excluded from the computation of these ratios.


(3) Ratio of EBITDA to average assets is calculated by dividing EBITDA by the average of total assets at the beginning and end of each period presented. Pro forma average assets as of May 31, 1998 and as of November 30, 1997 is prepared under the assumption that all 42 AHG properties were acquired as of these dates.



(4) Actual and pro forma financial position are identical at May 31, 1998 and November 30, 1997.



(5) In connection with the Spin-off, the assets and liabilities of Lennar and its subsidiaries were divided between the Company and Lennar and its homebuilding subsidiaries so that Lennar and its homebuilding subsidiaries would have a net worth of $200 million (with specified adjustments) and the remaining net worth was transferred to the Company. See the Company's consolidated statements of Parent Company investment and stockholders' equity and notes thereto included elsewhere in this Prospectus.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Management's Discussion and Analysis of Financial Condition and Results of Operations contains information which constitutes forward-looking statements. Forward-looking statements inherently involve risks and uncertainties. The factors, among others, that could cause actual results to differ materially from the forward-looking statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations include the items described under "Risk Factors" and "Forward-Looking Statements."

OVERVIEW

     LNR was formed by Lennar in June 1997 to separate Lennar's real estate investment and management business from its homebuilding business. Lennar contributed to LNR all of the Lennar subsidiaries which were engaged in businesses described in the following paragraph and assets of other Lennar subsidiaries which were used primarily in connection with those businesses. On October 31, 1997, Lennar distributed the stock of LNR to Lennar's stockholders in the Spin-off. LNR and Lennar have entered into the Separation and Distribution Agreement, and may enter into other agreements, providing for the separation of the companies into independent groups and governing various relationships between them.


     The Company is engaged primarily in (i) developing and managing commercial and multi-family residential properties, (ii) acquiring, managing and repositioning commercial and multi-family residential real estate loans and properties, (iii) acquiring (often in partnership with financial institutions or real estate funds) and managing portfolios of real estate assets, (iv) investing in unrated and non-investment grade rated CMBS as to which the Company has the right to be special servicer, and (v) making high yielding real estate related loans and equity investments. For the following discussion, these businesses are grouped as follows: (i) real estate operations, (ii) CMBS and loans and (iii) partnerships and joint ventures.


     The combined results of operations of the Company for the periods prior to November 1, 1997, were extracted from the financial statements of Lennar using the historical results of operations and historical cost basis of the assets and liabilities of Lennar's real estate investment and management businesses. Additionally, the results of operations include revenues and expenses that were not historically recorded as part of those businesses, but were primarily associated with them. Management believes the assumptions underlying the Company's results of operations are reasonable. However, those results may not reflect the results of operations the Company would have realized if it had operated as a separate stand-alone group during the periods presented, rather than as part of the larger Lennar enterprise.


RESULTS OF OPERATIONS



     The following is a summary of the Company's actual results of operations for the three and six month periods ended May 31, 1998 and 1997 and pro forma results for the three and six month periods ended May 31, 1997, after allocating among the core business lines certain non-corporate general and administrative expenses. The pro forma adjustments to the three and six month periods ended May 31, 1997 include (i) the Company's 50% interest in Lennar Land Partners, (ii) the addition of incremental administrative costs associated with operating as a stand-alone public company, (iii) reductions in interest expense due to the use of proceeds from funds advanced by Lennar to repay debt, (iv) removal of costs associated with completing the Spin-off of the Company to Lennar stockholders and (v) the estimated income tax effect of the pro forma adjustments at the Company's effective tax rate of 39.0%.

                                       THREE MONTHS ENDED MAY 31,      SIX MONTHS ENDED MAY 31,
                                      ----------------------------   ----------------------------
                                           ACTUAL        PRO FORMA        ACTUAL        PRO FORMA
                                      ----------------   ---------   ----------------   ---------
                                       1998      1997      1997       1998      1997      1997
                                      -------   ------   ---------   -------   ------   ---------
                                                            (IN THOUSANDS)
Revenues
  Real estate operations............  $20,805   19,648    19,648      41,925   36,379    36,379
  CMBS and loans....................   19,068   16,936    16,936      38,406   27,844    27,844
  Partnerships and joint ventures...   14,907    7,154     9,695      25,729   23,563    27,014
  Corporate and other...............      121      673       673         679    1,385     1,385
                                      -------   ------    ------     -------   ------    ------
Total revenues......................   54,901   44,411    46,952     106,739   89,171    92,622
                                      -------   ------    ------     -------   ------    ------
Operating expenses
  Real estate operations............   13,671   11,070    11,070      26,053   22,926    22,926
  CMBS and loans....................    1,486      774       774       2,611    2,011     2,011
  Partnerships and joint ventures...    1,004    1,108     1,108       2,179    2,913     2,913
  Corporate and other...............    2,956    2,309     3,249       5,808    5,005     4,206
                                      -------   ------    ------     -------   ------    ------
Total operating expenses............   19,117   15,261    16,201      36,651   32,855    32,056
                                      -------   ------    ------     -------   ------    ------
Operating earnings
  Real estate operations............    7,134    8,578     8,578      15,872   13,453    13,453
  CMBS and loans....................   17,582   16,162    16,162      35,795   25,833    25,833
  Partnerships and joint ventures...   13,903    6,046     8,587      23,550   20,650    24,101
  Corporate and other...............   (2,835)  (1,636)   (2,576)     (5,129)  (3,620)   (2,821)
                                      -------   ------    ------     -------   ------    ------
Total operating earnings............   35,784   29,150    30,751      70,088   56,316    60,566
Interest expense....................    9,925    6,392     6,191      16,983   13,201    12,151
Income tax expense..................    8,905    8,876     9,578      19,531   16,815    18,881
                                      -------   ------    ------     -------   ------    ------
Net earnings........................  $16,954   13,882    14,982      33,574   26,300    29,534
                                      =======   ======    ======     =======   ======    ======



  THREE MONTHS AND SIX MONTHS ENDED MAY 31, 1998 COMPARED TO THREE MONTHS AND SIX MONTHS ENDED MAY 31, 1997



     Net earnings were $17.0 million and $33.6 million, respectively, for the three and six month periods ended May 31, 1998 compared to $13.9 million and $26.3 million, respectively for the same periods in 1997. The increases resulted primarily from greater interest income from investment securities and greater earnings from the Company's investments in Lennar Land Partners ("LLP"). Additionally, as a result of tax credits from the Affordable Housing Group ("AHG") acquisition, the Company's effective tax rate for the second quarter of 1998 was reduced to 34% compared with 39% for both the first quarter of 1998 and the first and second quarters of the previous year.



     The following is a summary of the Company's results of operations for the years ended November 30, 1997, 1996 and 1995 after allocating among the core business lines certain non-corporate general and administrative expenses. The pro forma financial information has been prepared to reflect the effect, as though they had occurred on December 1, 1996, of (i) the Company's 50% interest in the earnings of Lennar Land Partners, (ii) the elimination of costs related to the Spin-off and addition of incremental administrative costs associated with operating as a stand-alone public company, (iii) reductions in interest expense due to the use of proceeds from funds advanced by Lennar to repay debt, (iv) the estimated income tax effect of the pro forma adjustments to the Company's effective tax rate of 39.0%.

                                                              YEARS ENDED NOVEMBER 30,
                                                     ------------------------------------------
                                                     PRO FORMA               ACTUAL
                                                     ---------    -----------------------------
                                                       1997        1997       1996       1995
                                                     ---------    -------    -------    -------
                                                                   (IN THOUSANDS)
Revenues
  Real estate operations...........................  $ 74,410      74,410     62,884     67,440
  CMBS and loans...................................    51,067      51,067     33,207     23,202
  Partnerships and joint ventures..................    52,564      39,272     67,345     39,263
  Corporate and other..............................     2,734       2,734         --      2,910
                                                     --------     -------    -------    -------
Total revenues.....................................   180,775     167,483    163,436    132,815
                                                     --------     -------    -------    -------
Operating expenses
  Real estate operations...........................    44,663      44,663     46,683     38,296
  CMBS and loans...................................     2,547       2,547      1,813        604
  Partnerships and joint ventures..................     3,104       3,104      6,113      5,339
  Corporate and other..............................    13,689      18,097     10,847      7,477
                                                     --------     -------    -------    -------
Total operating expenses...........................    64,003      68,411     65,456     51,716
                                                     --------     -------    -------    -------
Operating earnings
  Real estate operations...........................    29,747      29,747     16,201     29,144
  CMBS and loans...................................    48,520      48,520     31,394     22,598
  Partnerships and joint ventures..................    49,460      36,168     61,232     33,924
  Corporate and other..............................   (10,955)    (15,363)   (10,847)    (4,567)
                                                     --------     -------    -------    -------
Total operating earnings...........................   116,772      99,072     97,980     81,099
Interest expense...................................    24,484      26,584     20,513     14,692
Income tax expense.................................    35,991      28,270     30,212     25,899
                                                     --------     -------    -------    -------
Net earnings.......................................  $ 56,297      44,218     47,255     40,508
                                                     ========     =======    =======    =======


  PRO FORMA YEAR ENDED NOVEMBER 30, 1997 COMPARED TO ACTUAL YEAR ENDED NOVEMBER 30, 1997

     Pro forma net earnings for the year ended November 30, 1997 were $56.3 million, or $1.55 per share compared with actual net earnings of $44.2 million, or $1.21 per share. The increase over actual resulted from pro forma adjustments made to reflect the Spin-off and formation of Lennar Land Partners as of the beginning of the year.

  ACTUAL YEAR ENDED NOVEMBER 30, 1997 COMPARED TO YEAR ENDED NOVEMBER 30, 1996

     Net earnings for the year ended November 30, 1997 were $44.2 million. This represented a decrease of 6.4% from the prior year net earnings of $47.3 million. The decrease resulted primarily from (i) lower earnings from partnerships and joint ventures as some of the more mature partnerships wind down, (ii) the costs associated with the Spin-off offset by increases in (a) interest income and servicing fees derived from the Company's growing CMBS portfolio and (b) higher gains on sales of real estate properties and CMBS.

     Operating earnings were generated from the Company's three core business lines in the following proportions: 26% from real estate operations, 42% from CMBS and loans and 32% from partnerships and joint ventures. This compares with 15%, 29% and 56%, respectively, for the prior year. The shift in these percentages from 1996 to 1997 was the result of higher gains from the sale of real estate assets, higher net income from a growing CMBS portfolio and lower earnings from the more mature partnerships and joint ventures during 1997.

  YEAR ENDED NOVEMBER 30, 1996 COMPARED TO YEAR ENDED NOVEMBER 30, 1995

     Net earnings for the year ended November 30, 1996 were $47.3 million. This represented an increase of 16.7% over the prior year net earnings of $40.5 million. The increase resulted primarily from increased earnings from partnerships and joint ventures due to higher sales of and gains on operating properties and loans within the partnerships and higher interest income and servicing fees resulting from purchases of CMBS, partially offset by lower gains on sales of real estate properties.

     Operating earnings were generated from the Company's three core business lines in the following proportions: 15% from real estate operations, 29% from CMBS and loans and 56% from partnerships and joint ventures. This compares with 34%, 26% and 40%, respectively, for the prior year. The shift in these percentages from 1995 to 1996 was the result of lower gains on sales of real estate, offset by (i) substantially higher earnings from partnerships and joint ventures due to substantially higher sales of and gains on assets within the partnerships, and (ii) higher interest income resulting from purchases of CMBS.

REAL ESTATE OPERATIONS


     Total revenues from real estate operations include the rental income from operating properties plus gains on sales of those properties. Total operating expenses include the direct costs of operating those properties and the overhead associated with managing them.



                                                         THREE MONTHS ENDED     SIX MONTHS ENDED
                                                               MAY 31,              MAY 31,
                                                         -------------------    ----------------
                                                           1998       1997       1998      1997
                                                         --------    -------    ------    ------
                                                                     (IN THOUSANDS)
Rental income..........................................  $15,270     15,179     29,864    29,978
Gains on sales of real estate..........................    5,535      4,469     12,061     6,401
                                                         -------     ------     ------    ------
          Total revenues...............................   20,805     19,648     41,925    36,379
                                                         -------     ------     ------    ------
Cost of rental operations..............................    9,709      8,897     18,820    18,281
Other operating expenses...............................    1,736        712      3,170     1,730
Depreciation...........................................    2,226      1,461      4,063     2,915
                                                         -------     ------     ------    ------
          Total operating expenses.....................   13,671     11,070     26,053    22,926
                                                         -------     ------     ------    ------
          Operating earnings...........................  $ 7,134      8,578     15,872    13,453
                                                         =======     ======     ======    ======



  THREE MONTHS AND SIX MONTHS ENDED MAY 31, 1998 COMPARED TO THREE MONTHS AND SIX MONTHS ENDED MAY 31, 1997



     Overall, operating earnings from real estate properties decreased to $7.1 million and increased to $15.9 million for the three and six month periods ended May 31, 1998, respectively, from $8.6 million and $13.5 million, for the same periods in 1997. The quarter over quarter decrease was primarily due to the Company selling stabilized operating properties and adding replacement properties which are not yet stabilized. These new assets are undergoing development or repositioning and initially produce lower amounts of revenues and higher operating expenses as a percentage of revenues, until they reach stabilized occupancy levels. The increase for the six month period ended May 31, 1998 versus the same period in 1997 was due primarily to greater gains on sales of real estate assets in the first three months in 1998 versus the same period in 1997.



     The second quarter of 1998 also includes $.7 million of net rental income, representing one month of operations from the 36 AHG property investments that closed on May 1, 1998. Pre-tax operating margins for properties that qualify for Low-Income Housing Tax Credits are generally lower than for market rate rentals. However, the Company receives its desired yield from these investments after adding in the impact of lower income taxes as a result of these credits and other related tax deductions.



     Although the Company sold real estate with carrying values of $14.3 million and $20.7 million during the three month and six month periods ended May 31, 1998, the total book value of operating properties and equipment and land held for investment increased by $204.9 million and $256.6 million, respectively, during these same three month and six month periods primarily as a result of the AHG acquisition and other asset purchases. The AHG acquisition increased operating properties by approximately $179 million. A majority of the other asset purchases were of operating properties which are being developed or where the Company believes it can improve net operating earnings and/or ultimate sales value, although there can be no assurance that the Company will be successful. As of May 31, 1998, approximately 43% of the Company's operating property portfolio, based on book value, had not yet reached stabilized occupancy and the anticipated improvements in their operating earnings will not be recognized until future periods.



     Total rental income remained relatively constant during the three month and six month periods of 1998 and 1997, as the revenues from newly developed or acquired properties offset revenues from properties sold. The cost of rental operations as a percentage of revenue was higher during the three and six month periods in 1998 as assets undergoing development or repositioning initially produce higher operating expenses as a percentage of revenue until a stabilized occupancy level is achieved.



     Other operating expenses, which represent an allocation of salary, professional and other administrative expenses, increased to $1.7 million and $3.2 million, respectively, for the three and six month periods ended May 31, 1998 from $.7 million and $1.7 million, for the same periods in 1997, primarily due to increases in personnel and general overhead costs necessary to analyze, acquire and manage new properties and the acquisition of AHG.

---------------


Note: Actual and pro forma results are identical for the three and six month periods ended May 31, 1997.



                                                               YEARS ENDED NOVEMBER 30,
                                                              ---------------------------
                                                               1997       1996      1995
                                                              -------    ------    ------
                                                                    (IN THOUSANDS)
Rental income...............................................  $56,334    59,215    51,664
Gains on sales of real estate...............................   18,076     3,669    15,776
                                                              -------    ------    ------
          Total revenues....................................   74,410    62,884    67,440
                                                              -------    ------    ------
Cost of rental operations...................................   35,767    38,784    30,890
Other operating expenses....................................    2,836     1,983     1,735
Depreciation................................................    6,060     5,916     5,671
                                                              -------    ------    ------
          Total operating expenses..........................   44,663    46,683    38,296
                                                              -------    ------    ------
          Operating earnings................................  $29,747    16,201    29,144
                                                              =======    ======    ======


---------------

Note: Actual and pro forma results are identical for the year ended November 30, 1997.



  YEAR ENDED NOVEMBER 30, 1997 COMPARED TO YEAR ENDED NOVEMBER 30, 1996


     Overall, operating earnings from real estate properties increased to $29.7 million for the year ended November 30, 1997 from $16.2 million for 1996. The increase was due primarily to greater gains on sales of real estate properties in 1997 as the Company sold those properties it believed had reached their optimal values. In addition, the stronger real estate economy in 1997 contributed to the higher sales prices for those assets sold. The increases were also due to the shift in investments over the past few years from large portfolios of assets in off-balance sheet partnerships and joint ventures to individual asset acquisitions that are recorded directly on the Company's balance sheet and statement of earnings.

     Although sales of real estate property were approximately $82.4 million during 1997, the balance of operating properties and equipment, net and land held for investment increased by $17.5 million during the year primarily as a result of approximately $101.3 million in acquisitions. A majority of those acquisitions were for operating properties which are being developed or where the Company believes it can improve net operating earnings and/or ultimate sales value, although there can be no assurance that the Company will be successful. As of November 30, 1997, approximately 48% of the Company's operating property portfolio based on book value had not reached stabilized occupancy and the anticipated improvements in operating earnings will not be recognized until future periods.

     Total rental income decreased to $56.3 million in 1997 from $59.2 million in 1996. Rental income consisted of $27.0 million and $28.9 million from commercial properties (office, retail and industrial), $19.5 million and $19.9 million from multi-family residential properties and $9.8 million and $10.4 million from hotels and other properties, in 1997 and 1996, respectively. The decreases in rental income were attributable to the sales of real estate properties described above. This was offset, to a lesser degree, by the inclusion of rental income from newer properties added during 1996 and 1997. Overall occupancy and rental rates were similar in the two years for stabilized operating properties. Similarly, the cost of rental operations decreased to $35.8 million in 1997 from $38.8 million in 1996, primarily due to the aforementioned sale of real estate properties.

     Other operating expenses increased to $2.8 million for 1997 from $2.0 million for 1996, primarily due to increased acquisition, development and repositioning activities.

  YEAR ENDED NOVEMBER 30, 1996 COMPARED TO YEAR ENDED NOVEMBER 30, 1995

     Overall, operating earnings from real estate properties decreased to $16.2 million for the year ended November 30, 1996 from $29.1 million for 1995. The decrease was due primarily to lower gains on sales of real estate properties, which decreased $12.1 million during 1996.

     Total rental income increased to $59.2 million in 1996 from $51.7 million in 1995. Rental income consisted of $28.9 million and $21.7 million from commercial properties (office, retail and industrial), $19.9 million and $20.1 million from multi-family residential properties and $10.4 million and $9.9 million from hotels and other properties, in 1996 and 1995, respectively. The increase in rental income from commercial properties (and total rental income) was due primarily to the acquisition of a 36-story office building in downtown Atlanta during the first quarter of 1996. Overall occupancy and rental rates were similar in the two years for stabilized operating properties. The cost of rental operations increased to $38.8 million in 1996 from $30.9 million in 1995, due primarily to the acquisition of the office building and an overall increase in repairs and maintenance expense during 1996.

     Gains on sales of real estate properties were $3.7 million in 1996 compared with $15.8 million in 1995. Gross sales of real estate properties were $15.9 million in 1996 compared with $38.2 million in 1995. The 1995 sales of real estate properties and gains on those sales were substantially affected by a sale of a recreational facility in 1995 for $16.5 million. There were no sales of comparable size in 1996.

     Other operating expenses did not change significantly in 1996 from 1995.

COMMERCIAL MORTGAGE-BACKED SECURITIES (CMBS) AND LOANS


     Revenues from CMBS and loans include interest income, gains on sales of these assets and fees from acting as special servicer for CMBS transactions. Related operating expenses include the direct costs of investing in and originating CMBS and loans, and servicing the CMBS portfolio.



                                                         THREE MONTHS ENDED     SIX MONTHS ENDED
                                                               MAY 31,              MAY 31,
                                                         -------------------    ----------------
                                                           1998       1997       1998      1997
                                                         --------    -------    ------    ------
                                                                     (IN THOUSANDS)
Interest income -- CMBS................................  $12,843      7,639     24,784    15,299
Interest income -- loans...............................    4,298      3,238      8,337     5,331
Interest income -- other...............................      678         --      1,638        --
Gains on sales of investment securities................       --      5,009      1,386     5,009
Servicing fees.........................................    1,249      1,050      2,261     2,205
                                                         -------     ------     ------    ------
  Total revenues.......................................   19,068     16,936     38,406    27,844
Operating expenses.....................................    1,486        774      2,611     2,011
                                                         -------     ------     ------    ------
  Operating earnings...................................  $17,582     16,162     35,795    25,833
                                                         =======     ======     ======    ======



  THREE MONTHS AND SIX MONTHS ENDED MAY 31, 1998 COMPARED TO THREE MONTHS AND SIX MONTHS ENDED


  MAY 31, 1997



     Overall, operating earnings from CMBS and loans increased to $17.6 million and $35.8 million for the three month and six month periods ended May 31, 1998, respectively, from $16.2 million and $25.8 million, for the same periods in 1997. Earnings were higher largely due to the growth of the Company's CMBS and loan portfolios and the greater recognition of earnings due to actual performance exceeding original expectations. In the second quarter of 1997, the Company earned $5.0 million from the sale of securities through a "Re-REMIC" securitization, and there was no such corresponding transaction for the 1998 period. The increase in earnings without this gain was 58% and 72% for the three and six month periods ended May 31, 1998, respectively. The Company's CMBS portfolio grew to $385.3 million at May 31, 1998 from approximately $286.5 million at May 31, 1997. During the six month period ended May 31, 1998, the Company purchased $137 million of face amount of securities for approximately $81 million.



     In recording CMBS interest income, the Company follows generally accepted accounting principles and records interest received plus the amortization of the difference between the carrying value and the face amount of the securities to achieve a level yield. To date, this has resulted in less recognition of interest income than interest received. The excess interest received is applied to reduce the Company's investment. During the three and six month periods ended May 31, 1998, this excess of cash received over income recorded was $3.8 million and $6.8 million, respectively, and $4.6 million and $9.1 million, respectively, for the same periods in 1997. The Company's initial and ongoing estimates of its returns on CMBS investments are based on a number of assumptions that are subject to certain business and economic conditions, the most significant of which is the timing and magnitude of credit losses on the underlying mortgages.



     Actual loss experience to date, particularly for older transactions (3 to 4 years in age) is significantly lower than originally underwritten by the Company. Therefore, the Company believes changes to original estimated yields have, and should continue to, result in improved earnings from these transactions. The Company believes these improvements resulted from (i) its having conservatively underwritten these transactions, (ii) its workout and real estate expertise and (iii) an improving real estate economy. However, the positive experience on these older transactions will not necessarily translate into yield improvements on newer investments.



     The increase in interest income from mortgage loans to $4.3 million and $8.3 million during the three month and six month periods ended May 31, 1998, respectively, from $3.2 million and $5.3 million, respectively, for the same periods in 1997 was primarily attributable to the higher investment in mortgage loans, which increased 21% to $88.0 million at May 31, 1998 from $72.6 million at May 31, 1997.



     Other interest income increased during the three and six month periods ended May 31, 1998, primarily due to investments made during the fourth quarter of 1997. The first quarter of 1998 also included interest earned from temporary investments made with cash received from Lennar in connection with the spin-off.

     Operating expenses increased to $1.5 million and $2.6 million during the three and six month periods ended May 31, 1998, respectively, from $.8 million and $2.0 million, for the same periods in 1997, as a result of additional salary and out-of-pocket expenses incurred related to the growth of the CMBS business.

---------------

Note: Actual and pro forma results are identical for the three and six month periods ended May 31,1997.



                                                               YEARS ENDED NOVEMBER 30,
                                                              ---------------------------
                                                               1997       1996      1995
                                                              -------    ------    ------
                                                                    (IN THOUSANDS)
Interest income -- CMBS.....................................  $29,919    20,713    12,631
Interest income -- loans....................................   11,527     8,013     7,844
Gains on sales of investment securities.....................    5,359     1,735       513
Servicing fees..............................................    4,262     2,746     2,214
                                                              -------    ------    ------
  Total revenues............................................   51,067    33,207    23,202
Operating expenses..........................................    2,547     1,813       604
                                                              -------    ------    ------
  Operating earnings........................................  $48,520    31,394    22,598
                                                              =======    ======    ======


---------------

Note: Actual and pro forma results are identical for the year ended November 30, 1997.


  YEAR ENDED NOVEMBER 30, 1997 COMPARED TO YEAR ENDED NOVEMBER 30, 1996

     Overall, operating earnings from CMBS and loans increased to $48.5 million in 1997 from $31.4 million in 1996. Revenue was higher primarily due to the growth of the Company's CMBS portfolio to $304.7 million at November 30, 1997 from $263.8 million at November 30, 1996, and to a lesser extent, the origination and/or purchase of new loans. During 1997, the Company purchased $146.7 million of CMBS in comparison with $121.9 million in 1996.

     Special servicing fees earned from the CMBS portfolio increased during 1997 to $4.3 million from $2.7 million earned in 1996. These fees increased because of an increased number of CMBS transactions (36 at November 30, 1997 versus 25 at November 30, 1996) for which the Company acts as special servicer.


     In addition, results for 1997 include $5.4 million in gains from sales of CMBS, primarily as a result of a Re-REMIC securitization transaction. The Re-REMIC transaction was the securitization of the cash flows from pre-existing CMBS bonds. In that transaction, the Company sold approximately $140 million of non-investment grade rated CMBS bonds to a trust to which two other parties sold approximately $320 million of similar bonds. Over 42% of the new securities created by pooling this $460 million portfolio of non-investment grade bonds were rated as investment grade. Most of the bonds in the new securitization were sold to third parties and the Company also retained and/or purchased approximately $63 million of face value of the non-investment grade securities.


     In recording CMBS interest income, the Company follows generally accepted accounting principles and records interest received plus amortization of the difference between the carrying value and the face amount of the securities to achieve a level yield. To date, this has resulted in less recognition of interest income than interest received. The excess interest received is applied to reduce the Company's investment. In 1997 and 1996, this excess of cash received over income recorded was $21.2 million and $10.1 million, respectively. The Company's initial and ongoing estimates of its returns on CMBS investments are based on a number of assumptions that are subject to certain business and economic conditions, the most significant of which is the timing and magnitude of credit losses on the underlying mortgages.

     Actual loss experience to date, particularly for older transactions (3 to 4 years in age) is significantly lower than originally underwritten by the Company. Therefore, changes to original estimated yields will result in improved earnings from these transactions in future periods. The Company believes these improvements resulted from (i) its ability to conservatively underwrite these transactions, (ii) its workout and real estate expertise in these transactions and (iii) an improving real estate economy. The Company, however, makes no representation at this time that such positive experience on these older transactions will translate into yield improvements on newer investments.

     The increase in interest income from mortgage loans to $11.5 million in 1997 from $8.0 million in 1996 was due primarily to the higher investment in mortgage loans, which increased to $86.8 million at November 30, 1997 from $64.4 million at November 30, 1996, and gains realized on the early payoff of certain loans which had been purchased at discounts.

     Operating expenses increased to $2.5 million for 1997 from $1.8 million for 1996 as a result of the additional investments made by the Company.

  YEAR ENDED NOVEMBER 30, 1996 COMPARED TO YEAR ENDED NOVEMBER 30, 1995

     Overall, operating earnings from CMBS and loans increased to $31.4 million in 1996 from $22.6 million in 1995. Revenue was higher primarily due to the growth of the Company's CMBS portfolio to $263.8 million at November 30, 1996 from $163.3 million at November 30, 1995, and to a lesser extent the origination and/or purchase of new loans. During 1996, the Company purchased $121.9 million of CMBS in comparison with $81.6 million in 1995.

     Special servicing fees earned from the CMBS portfolio increased during 1996 to $2.7 million from $2.2 million earned in 1995. These fees increased because of an increased number of CMBS transactions (25 at November 30, 1996 versus 14 at November 30, 1995) for which the Company acts as special servicer.

     In 1996 and 1995, respectively, the excess of cash received on CMBS over income recorded was $10.1 million and $5.8 million, respectively.

     Operating expenses increased to $1.8 million for 1996 from $0.6 million for 1995 as a result of the additional investments made by the Company.

PARTNERSHIPS AND JOINT VENTURES


                                    THREE MONTHS ENDED MAY 31,        SIX MONTHS ENDED MAY 31,
                                   -----------------------------    -----------------------------
                                        ACTUAL         PRO FORMA         ACTUAL         PRO FORMA
                                   ----------------    ---------    ----------------    ---------
                                    1998      1997       1997        1998      1997       1997
                                   -------    -----    ---------    ------    ------    ---------
                                                           (IN THOUSANDS)
Equity in earnings from
  partnerships
  Portfolios.....................  $ 6,338    5,785      5,785      10,899    19,032     19,032
  Lennar Land Partners...........    6,453       --      2,541      11,884        --      3,451
  Other..........................    1,438      502        502       1,186       759        759
Management fees..................      678      867        867       1,760     3,772      3,772
                                   -------    -----      -----      ------    ------     ------
  Total revenues.................   14,907    7,154      9,695      25,729    23,563     27,014
Operating expenses...............    1,004    1,108      1,108       2,179     2,913      2,913
                                   -------    -----      -----      ------    ------     ------
  Operating earnings.............  $13,903    6,046      8,587      23,550    20,650     24,101
                                   =======    =====      =====      ======    ======     ======



  THREE MONTHS AND SIX MONTHS ENDED MAY 31, 1998 COMPARED TO THREE MONTHS AND SIX MONTHS ENDED MAY 31, 1997



     Operating earnings from partnerships and joint ventures increased to $13.9 million and $23.6 million for the three and six month periods ended May 31, 1998, respectively, from $6.0 million and $20.7 million, for the same periods in 1997. Although the Company's investments in its older partnerships have decreased, they have been replaced with the Company's 50% share of LLP's results, which amounted to $6.5 million and $11.9 million for the three month and six month periods ended May 31, 1998, respectively. The Company expects LLP to continue to provide significant recurring earnings at least over the next several years although the level of LLP's earnings will be dependent upon general economic conditions and housing starts.

     Partnership distributions received by the Company during the three month and six month periods ended May 31, 1998 were $12.5 million and $17.2 million, respectively, in comparison with $12.6 million and $29.1 million, for the same periods in 1997. For the three month and six month periods ended May 31, 1998, respectively, distributions were $1.7 million and $6.7 million lower than the Company's actual equity in earnings of the partnerships of $14.2 million and $24.0 million, respectively. Lower distributions were primarily due to LLP, which until the repayment of the partnership's debt, is not expected to make distributions.



     The Company's overall investments in and advances to partnerships increased approximately 98% to $202.9 million at May 31, 1998 from $102.3 million at May 31, 1997. This was primarily due to the creation of LLP which was $108.9 million of the Company's investments in and advances to partnerships balance at May 31, 1998. Additionally, the AHG acquisition increased investments in and advances to partnerships and joint ventures by approximately $8.1 million at May 31, 1998.



     During the quarter, the Company completed its fourth portfolio purchase with partners of non-performing commercial mortgage real estate loans in Japan, bringing its total investment at May 31, 1998 to approximately $20 million.



     Management fees decreased to $.7 million and $1.8 million for the three and six month periods ended May 31, 1998, respectively, from $.9 million and $3.8 million, for the same periods in 1997, due to lower disposition fees as there were fewer sales of partnership assets.



     Pro forma operating earnings from partnerships and joint ventures for the three and six month periods ended May 31, 1997 were $8.6 million and $24.1 million, respectively, compared to $6.0 million and $20.7 million on an actual basis. These differences were due to the inclusion of LLP's pro forma income for the three and six month periods ended May 31, 1997.



                                                               YEARS ENDED NOVEMBER 30,
                                                        ---------------------------------------
                                                        PRO FORMA              ACTUAL
                                                        ---------    --------------------------
                                                          1997        1997      1996      1995
                                                        ---------    ------    ------    ------
                                                                    (IN THOUSANDS)
Equity in earnings from partnerships
  "Distressed portfolios".............................   $28,591     28,591    51,804    31,488
  Lennar Land Partners................................    13,570        278        --        --
  Other...............................................     1,280      1,280        58      (285)
Management fees.......................................     9,123      9,123    15,483     8,060
                                                         -------     ------    ------    ------
  Total revenues......................................    52,564     39,272    67,345    39,263
Operating expenses....................................     3,104      3,104     6,113     5,339
                                                         -------     ------    ------    ------
  Operating earnings..................................   $49,460     36,168    61,232    33,924
                                                         =======     ======    ======    ======


     The Company's interests in partnerships and joint ventures range from 15% to 50%. The 50% or less partnerships are not consolidated in the Company's consolidated financial statements and the results are reflected on the line item "Equity in earnings of partnerships." Many of the Company's larger partnership investments in distressed portfolios were made between 1992 and 1996. Because the purchase price of assets acquired by the partnerships is allocated among the assets on the basis of their relative values at the time of the purchase, there is generally little profit from dispositions of partnership assets shortly after they are acquired. Therefore, the partnerships in which the Company invests tend to generate greater profits as they mature, at least while real estate markets are strong and until the partnerships become significantly liquidated.

     As the U.S. real estate markets strengthened in 1996 and 1997, substantially fewer large distressed real estate portfolios became available at what the Company viewed as attractive prices; and therefore the Company has not purchased any such portfolio subsequent to August, 1996. Approximately 20% to 25% of each portfolio is turned over each year, therefore it is expected that operating earnings from the Company's U.S. distressed portfolio investments will continue to decrease over the next three to four years.

     The Company, however, has continued to acquire individual underperforming real estate assets, both in partnership, for the larger assets, and directly. In addition, subsequent to November 30, 1997, the Company entered into a partnership to acquire a portfolio of nonperforming commercial mortgage loans in Japan, where the Company has opened an office to oversee its loan workout and real estate asset management operations. At this point, there can be no assurance that these new investments will achieve the same level of results for the Company as the U.S. distressed portfolio business did.

     Prior to the Spin-off, Lennar and the Company transferred to a new partnership, Lennar Land Partners, parcels of land or interests in land and other assets which had a total book value on the partnership's books at November 30, 1997 of $376.4 million. This new partnership, which is owned 50% by the Company and 50% by Lennar, is expected to have a significant impact in offsetting some, but probably not all, of the decreases in future operating earnings from the Company's U.S. distressed portfolio business.

     Pro forma operating earnings from partnerships and joint ventures for the year ended November 30, 1997 were $49.5 million compared to $36.2 million on an actual basis. This difference was due to the inclusion of the Company's equity in the earnings of Lennar Land Partners from December 1, 1996 through October 31, 1997.

  YEAR ENDED NOVEMBER 30, 1997 COMPARED TO YEAR ENDED NOVEMBER 30, 1996

     Operating earnings from partnerships and joint ventures decreased to $36.2 million in 1997 from $61.2 million in 1996. The decrease was primarily due to reduced earnings and management fees related to the Company's larger distressed portfolios. Equity in earnings from LW Real Estate Investments, L.P. and subsidiaries ("LW Real Estate") decreased to $10.5 million in 1997 from $23.6 million in 1996 and equity in earnings from Lennar Florida Partners I, L.P. and qualified affiliates ("Lennar Florida Partners") decreased to $8.7 million in 1997 from $20.0 million in 1996. Both of these partnerships were the largest contributors of actual equity in earnings for both 1997 and 1996. As these partnerships continue to liquidate their remaining portfolios of assets, their future contributions to earnings should decrease in comparison with total equity in earnings. The decreases in the earnings from these two partnerships were partially offset by additional earnings from some of the Company's other smaller partnerships and joint ventures.

     Partnership distributions received by the Company in 1997 were $79.7 million in comparison with $95.4 million for 1996, a decrease of $15.7 million. This decrease was primarily due to lower distributions from LW Real Estate of $35.5 million, resulting from lower dispositions of partnership assets during the current year. This decrease was partially offset by higher distributions from several of the other partnerships, a portion of which was due to proceeds from refinancing of unencumbered partnership assets. Future distributions from these partnerships may not achieve their 1997 level due to the refinancings. The 1997 distributions were $49.6 million higher than the Company's actual equity in earnings of the partnerships of $30.1 million. This was because as assets were liquidated, the partnerships received and could distribute a significant portion of the liquidating proceeds whereas partnership earnings are only based on net liquidation proceeds in excess of the book basis. The Company's overall investments in and advances to partnerships increased approximately 45% during 1997 to $159.4 million at the end of that year. This was primarily due to (i) the addition of Lennar Land Partners, as part of the Spin-off, which increased investments in and advances to partnerships by $92.3 million, and (ii) equity in earnings of the partnerships of $30.1 million, offset by partnership distributions of $79.7 million. The largest distributions were made by LW Real Estate, Lennar Florida Partners and Lennar U.S. Partners and were in excess of the Company's equity in their earnings ($58.4 million of distributions compared with $23.1 million of equity in earnings).

     The Company did not receive any distributions from Lennar Land Partners during 1997 and future distributions are limited until the repayment of the partnership's debt, which is projected to occur in approximately 2 years.

     Management fees decreased to $9.1 million in 1997 from $15.5 million in 1996. These fees typically are based on the amount of assets managed, the performance of assets or partnerships, or both. Management fees decreased during 1997 due to a reduction in partnership assets. Also contributing to the decrease during 1997 was the receipt during 1996 of incentive fees from partnerships managed by the Company (including an incentive fee of $9.6 million received from one partnership which liquidated a significant portion of its assets in 1996).

  YEAR ENDED NOVEMBER 30, 1996 COMPARED TO YEAR ENDED NOVEMBER 30, 1995

     Operating earnings from partnerships and joint ventures increased to $61.2 million in 1996 from $33.9 million in 1995. This was because of increased earnings of the partnerships resulting from increases in the collections from distressed loans, foreclosed properties and other assets which had been acquired by the partnerships, resulting to some extent from an improvement in the real estate market, and to some extent from management of the assets.

     In particular, the Company's equity in earnings of LW Real Estate increased to $23.6 million in 1996 from $12.1 million in 1995 because of an increase in the Company's percentage interest due to an additional investment in the fourth quarter of 1995. Its equity in the earnings of Lennar Florida Partners was essentially the same in 1996 as in 1995 ($20.0 million compared with $19.5 million).

     Partnership distributions received by the Company in 1996 were $95.4 million, of which distributions of $50.4 million were from LW Real Estate and $26.6 million were from Lennar Florida Partners. Distributions from these two partnerships were primarily from the net proceeds of asset sales. These distributions were substantially greater than the Company's equity in earnings of the partnerships of $51.9 million. This was because as assets were liquidated, the partnerships received and could distribute a significant portion of the liquidating proceeds whereas partnership earnings are only based on net liquidation proceeds in excess of the book basis.

     Management fees increased to $15.5 million in 1996 from $8.1 million in 1995. The 1996 increase was due primarily to incentive fees received from partnerships managed by the Company (including an incentive fee of $9.6 million received from one partnership which liquidated a significant portion of its assets in 1996).

CORPORATE, OTHER AND INTEREST EXPENSES


  THREE MONTHS AND SIX MONTHS ENDED MAY 31, 1998 COMPARED TO THE THREE MONTHS AND SIX MONTHS


  ENDED MAY 31, 1997



     Corporate and other operating expenses increased to $2.8 million and $5.1 million for the three and six month periods ended May 31, 1998, respectively, from $1.6 million and $3.6 million for the same periods in 1997, primarily due to higher incremental costs for operating as a stand-alone public company and a lower level of other income (which is netted against corporate, general and administrative expenses for business line reporting). Partially offsetting these increases was the absence of a charge incurred in the first quarter of 1997 for spin-off related expenses.



     Pro forma corporate and other operating expenses for the three and six month periods ended May 31, 1997 were $2.6 million and $2.8 million, respectively, compared to $1.6 million and $3.6 million on an actual basis. These differences were due to the removal of spin-off related costs incurred in 1997, offset by incremental costs for operating as a stand-alone public company.



     Interest expense increased to $9.9 million and $17.0 million for the three and six month periods ended May 31, 1998, respectively, from $6.4 million and $13.2 million, during the same periods in 1997. This increase was directly attributable to the Company's mortgage notes and other debts payable increasing to $755 million at May 31, 1998 from $370 million at May 31, 1997, as described in further detail below under "Liquidity and Financial Resources."



     Pro forma interest expense for the three and six month periods ended May 31, 1997 was $6.2 million and $12.2 million, respectively, compared to $6.4 million and $13.2 million, respectively, on an actual basis. This difference was due to the pro forma use of proceeds from funds advanced by Lennar on October 31, 1997, to repay debt as if such debt had been repaid on December 1, 1996.

  YEAR ENDED NOVEMBER 30, 1997 COMPARED TO YEAR ENDED NOVEMBER 30, 1996

     Actual corporate general and administrative expenses increased to $18.1 million in 1997 from $10.8 million in 1996 primarily due to Spin-off expenses of approximately $6.2 million incurred during 1997. Lower corporate reserves and bonus expenses in 1997 were largely offset by higher costs during the latter half of the year associated with operating as a stand-alone company.

     Pro forma corporate general and administrative expenses for the year ended November 30, 1997 were $13.7 million compared to $18.1 million on an actual basis. This difference was due to the removal of Spin-off related costs incurred in 1997, offset by incremental costs for operating as a stand-alone public company.

     Interest expense of $26.6 million and $20.5 million was incurred during 1997 and 1996, respectively. Interest amounts incurred and charged to expense in 1997 were greater than those in 1996 due to higher debt levels. The higher debt levels, in turn, reflected increased borrowings to finance the expansion of the Company's core business lines.

     Pro forma interest expense for the year ended November 30, 1997 was $24.5 million compared to $26.6 million on an actual basis. This difference was due to the use of proceeds from funds advanced by Lennar to repay debt on October 31, 1997, as if such debt had been repaid on December 1, 1996.

  YEAR ENDED NOVEMBER 30, 1996 COMPARED TO YEAR ENDED NOVEMBER 30, 1995

     Corporate general and administrative expenses increased to $10.8 million in 1996 from $7.5 million in 1995. This increase was attributable to a general increase in the Company's operating costs, primarily relating to personnel costs, including bonuses, and an increase in corporate level reserves.

     During 1996 and 1995, interest expense of $20.5 million and $14.7 million, respectively, were incurred by the Company. Interest amounts incurred and charged to expense in 1996 were greater than those in 1995 due to higher debt levels. The higher debt levels, in turn, reflected increased borrowings to finance the expansion of the Company's core business lines.


LIQUIDITY AND FINANCIAL RESOURCES



 THREE MONTHS AND SIX MONTHS ENDED MAY 31, 1998 COMPARED TO THE THREE MONTHS AND SIX MONTHS


  ENDED MAY 31, 1997



     The Company used $16.3 million of cash in operating activities during the six months ended May 31, 1998 compared with $8.2 million for the same period in 1997. The increase during the first six months of 1998 was primarily due to increases in other assets and deferred taxes of $18.2 million and restricted cash of $7.2 million, offset by an increase in accounts payable and accrued expenses of $11.5 million.



     Cash flows used in investing activities totaled $196.4 million during the six months ended May 31, 1998 compared with $41.3 million of cash flows provided by investing activities for the same period in 1997. The use of cash in investing activities during the six months ended May 31, 1998 is primarily attributable to the AHG acquisition, amounting to $70.1 million, and substantially higher purchases of operating properties and land held for investment, greater investments in and advances to partnerships and significantly less proceeds from sales of investment securities.



     The Company received cash from financing activities of $203.4 million during the six months ended May 31, 1998 compared with $27.8 million of cash used for the same period in 1997. The increase was primarily due to increased borrowings under mortgage notes and other debts payable, which were utilized to fund the purchase or redevelopment/construction of operating properties, as well as the purchase of investment securities.



     In March 1998, the Company issued $200 million principal amount of long-term fixed rate senior subordinated notes, due 2008. The notes bear interest at a fixed rate of 9 3/8%. Proceeds from these notes were used to reduce short-term floating rate borrowings to better match the maturities of the Company's assets with its liabilities.

     In April 1998, the Company completed the syndication of a $200 million unsecured revolving credit agreement, which expires on December 31, 2000, with the option of a one-year extension. At May 31, 1998, there was approximately $70 million in borrowings under this loan agreement at an interest rate of 6.8%.



     In May 1998, in conjunction with the acquisition of the Affordable Housing Group, the Company utilized approximately $70 million of its unsecured revolving credit facility to finance the purchase. Additionally, AHG's balance sheet included approximately $129 million of pre-existing property-specific mortgage financing that is non-recourse to the Company.



  YEAR ENDED NOVEMBER 30, 1997 COMPARED TO YEAR ENDED NOVEMBER 30, 1996


     Prior to the Spin-off on October 31, 1997, the Company obtained the funds it used in its activities primarily from its cash flows, from borrowings and from funds advanced by Lennar. While the Company was part of Lennar, borrowings consisted of repurchase agreements and loans secured by particular assets of the Company and borrowings under Lennar's and other revolving credit lines. As part of the Spin-off, the Company has entered into its own debt agreements, including its own revolving lines of credit.

     The Company used $56.3 million of cash in operating activities in 1997 compared with $11.8 million in 1996. The increase during 1997 was primarily due to the funding of restricted cash accounts of $10.0 million and increases in other assets and deferred income taxes of $26.0 million and $9.4 million, respectively. The increased restricted cash deposits relate primarily to an increase in funds held in trust for asset purchases.

     The fact that operating activities were a net user of cash also resulted from the fact that the net earnings of the Company in those years included non-cash equity in earnings of partnerships of $30.1 million in 1997 and $51.9 million in 1996. However, in those years, cash distributions by those partnerships totaled $79.7 million and $95.4 million, respectively. Distributions from partnerships are classified as cash provided by investing activities, not as cash from operating activities. This is because as assets are liquidated, the partnerships receive and can distribute a significant portion of the liquidating proceeds whereas partnership earnings are only based on net liquidation proceeds in excess of the book basis.


     Cash flows provided by investing activities totaled $70.0 million in 1997 compared with $3.5 million in 1996. The increase is primarily attributable to substantially higher proceeds from sales of real estate, which increased $66.5 million during 1997, higher proceeds from the sale of investment securities of $102.1 million, including proceeds from the Re-REMIC transaction previously discussed, and lower purchases of loans which decreased $15.6 million. Offsetting these increases were lower partnership distributions, which decreased $15.7 million, increased expenditures for operating property and equipment and land held for investment of $78.3 million (primarily for investments in development and redevelopment projects), and increased expenditures for other investments of $21.9 million.


     The Company also received cash from financing activities of $18.1 million in 1997 compared with $6.4 million in 1996. The increase in 1997 was primarily due to increased borrowings under mortgage notes and other debts payable, lower cash borrowings under repurchase agreements for the purchase of CMBS (most CMBS acquisitions during 1997 were financed at the same time as the purchase and did not affect cash flows) and lower payments to Lennar.

     Because many of the Company's interest bearing assets have fixed interest rates while the Company's borrowings have been primarily at variable rates, the Company's profits could be reduced by rising interest rates. Also, the value of the Company's fixed rate assets will fall when interest rates rise. This could require the Company to provide additional collateral for its borrowings or to sell assets to repay borrowings. The Company closely monitors interest rate risks and uses interest rate swaps and similar instruments to reduce the risks of rising variable rates. The Company intends to increase long term fixed rate borrowings which would reduce its need to make variable rate borrowings and therefore would reduce its exposure to rising variable rates.


     The Company believes the combination of its liquid assets and cash flows and its ability to obtain borrowings will provide all the funds the Company requires to meet its short- and long-term needs based upon its currently anticipated levels of growth.

YEAR 2000


     The Company utilizes a number of software systems in conjunction with its operations. The Company has and will continue to make certain investments in its software systems and applications to ensure the Company is Year 2000 compliant. The financial impact of becoming Year 2000 compliant has not been and is not expected to be material to the Company's financial position or results of operations in a given year.

NEW ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings per Share." This statement is effective for the Company beginning with the first quarter of 1998 and earlier adoption is not permitted. This statement requires that the current calculations of earnings per share be replaced by basic and diluted earnings per share calculations. Under the new guidance, basic and diluted earnings per share would be $1.22 for 1997.

     Also in February 1997, the FASB issued SFAS No. 129, "Disclosure of Information About Capital Structure." SFAS No. 129, which applies to all entities that have issued securities, requires in summary form, the pertinent rights and privileges of the various securities outstanding. Examples of information that must be disclosed are dividend and liquidation preferences, participation rights, call prices and dates, conversion or exercise prices or rates and pertinent dates, sinking-fund requirements, unusual voting rights and significant terms of contracts to issue additional shares. SFAS No. 129 is effective for financial statements issued for periods ending after December 15, 1997.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement is effective for fiscal years beginning after December 15, 1997, and requires reclassification of comparative purpose financial statements for all earlier periods presented.

                                    BUSINESS

OVERVIEW


     The Company is a real estate investment and management company, which structures and makes real estate related investments and, through its expertise in developing and managing properties, seeks to enhance the value of those investments. The Company has been engaged in the development, ownership and management of commercial and multi-family residential properties since 1969. LNR's Chairman, Chief Executive Officer and President have been with the Company and have worked together for more than a decade. Over the five years ended November 30, 1997, the Company's revenues and EBITDA increased at compound annual growth rates of 27.7% and 30.4%, respectively. The Company's pro forma revenues and EBITDA for the year ended November 30, 1997, giving effect to the
(i) Affordable Housing Group acquisition and (ii) contributions of Lennar to the capital of LNR and the formation of Lennar Land Partners as if they had occurred on December 1, 1996, and adjusting general and administrative costs to eliminate Spin-off related costs and add incremental costs for a stand-alone public company, were $195.1 million and $126.1 million, respectively.


     LNR was formed by Lennar in June 1997 to separate Lennar's real estate investment and management business from its homebuilding business. On October 31, 1997, Lennar distributed the stock of LNR to Lennar's stockholders in a tax-free Spin-off. Activities conducted by Lennar, as predecessor of the Company, of the type currently being conducted by the Company are treated below as historical activities of the Company.

     The Company's real estate investment activities primarily consist of

     - developing and managing commercial and multi-family residential properties,

     - acquiring, managing and repositioning commercial and multi-family residential real estate loans and properties,

     - acquiring, (often in partnership with financial institutions and real estate funds) and managing portfolios of real estate assets,

     - investing in unrated and non-investment grade rated CMBS as to which the Company has the right to be special servicer (i.e., to oversee workouts of underperforming and nonperforming loans) and

     - making high yielding real estate related loans and equity investments.

     The Company adjusts its investment focus from time to time to adapt to various phases of the real estate cycle. The Company does not have specific policies as to the type of real estate related assets it will acquire, the percentage of its assets it will invest in particular types of real estate related assets or the percentage of the interests in particular entities it will acquire. Instead, it reviews, at least monthly, the types of real estate related investment opportunities which may at that time be available, the market factors which may affect various types of real estate related investments (including the likelihood of changes in interest rates or availability of investment capital) and other factors which may affect the attractiveness of particular investment opportunities.

     At May 31, 1998, the Company's assets included the following:



       TYPE OF ASSET           BOOK VALUE                        DESCRIPTION/COMMENT
       -------------          -------------                      -------------------
                              (IN MILLIONS)
Commercial properties.......    $  568.5       Multi-family apartment buildings, office and industrial
                                               buildings, retail centers, hotels and land.

Real estate loans...........        87.9       Primarily mortgage loans. Also includes loans to
                                               developers and builders, sometimes with profit
                                               participations.
Partnerships................       202.9       Primarily 15 partnerships which acquired portfolios of
                                               loans and/or properties, including three partnerships
                                               investing in Japanese loan portfolios; and ten
                                               partnership interests from the Affordable Housing Group
                                               acquisition. Also includes a partnership with Lennar
                                               which acquires, develops and sells land.

CMBS........................       385.3       Unrated or non-investment grade rated tranches of CMBS
                                               pools acquired at significant discounts from face
                                               value, as to which the Company has the right to be
                                               special servicer and therefore can attempt to increase
                                               collections of underlying loans.

Cash and other assets.......       204.1       Cash at May 31, 1998 consisted of $24.8 million
                                --------       unrestricted and $88.5 million restricted, of which
                                               $45.0 million was collateral for a letter of credit and
                                               $24.6 million was related to the acquisition of the
                                               Affordable Housing Group. Other assets primarily
                                               include deferred tax credits.
          Total.............    $1,448.7
                                ========


     At the time of the Spin-off, LNR entered into the Separation and Distribution Agreement with Lennar under which, among other things, they agreed that at least until 2002, they would not engage in the respective businesses in which, when the Separation and Distribution Agreement was signed, the other of them was engaged, or anticipated becoming engaged, except in limited areas in which their then activities, or anticipated activities, overlapped. The Separation and Distribution Agreement is described in detail under "Certain Relationships and Transactions -- Relationships With Lennar."

COMPETITIVE STRENGTHS

     The Company believes the following competitive strengths contribute to its ability to grow and operate profitably:

  Real Estate Development, Management and Workout Experience

     The Company has developed, redeveloped, repositioned, owned and managed commercial and multi-family residential real estate since 1969, having developed, redeveloped, repositioned and managed over 500 properties over this time period. These properties have included multi-family apartment buildings, office buildings, retail space, hotels, industrial space and land. The Company also has, over the past seven years, been responsible for workouts with regard to more than 6,300 real estate loans. Fitch IBCA, Inc., which rates CMBS special servicers on the basis of management team, organizational structure, operating history, workout and asset disposition experience and strategies, information systems, investor reporting capabilities and financial resources, has given the Company its highest rating. Based on industry sources regarding issuances of CMBS, the CMBS as to which the Company had the right to assume the special servicing represented 17.6% and 12.8% of the CMBS issued in 1996 and 1997, respectively. In addition to applying the benefits of its experience to properties it develops, owns or manages, the Company uses this experience in evaluating potential real estate investments (including asset by asset evaluations of properties underlying CMBS). It also uses this experience in redeveloping or rehabilitating properties in order to maximize proceeds from underperforming or nonperforming assets included in portfolios or single assets acquired by the Company or partnerships it manages or underlying CMBS in which the Company invests. The Company believes its combination of real estate and financial experience gives the Company an advantage over competing investors who have financial, but not operating, experience.

  Disciplined Investment Approach

     The Company performs extensive due diligence before making investments in order to evaluate investment risks and opportunities to use the Company's skills to enhance the value of the investments. For example, before bidding for a CMBS investment, the Company performs a property-by-property evaluation of the assets underlying the CMBS, including site visits and analyses of rent rolls, vacancy rates and tenant strength, as well as analyses of the real estate markets in which the properties are located. The Company's formalized pre-investment procedures allow its senior management to exercise significant control and discipline over all investment decisions.

  Experienced Management Team


     The ten members of LNR's senior management have an average of 16 years of real estate industry experience. Steven J. Saiontz, LNR's Chief Executive Officer, and Jeffrey P. Krasnoff, LNR's President, have 14 and 21 years of real estate industry experience, respectively, and have been with the Company for 14 years and 12 years, respectively. In addition, Stuart A. Miller, LNR's Chairman of the Board, who devotes approximately 25% of his working time to the Company, is the chief executive officer of Lennar, a major homebuilder, and has more than 15 years of real estate industry experience. The Company uses incentive based compensation to retain key members of management, including payment of bonuses over several year periods, and vesting of stock options over periods as long as nine years.


  Significant Equity Ownership by Leonard Miller


     Leonard Miller, one of the founders of Lennar and a Director of LNR, owned, through family partnerships, 9.898 million shares of LNR's Class B Common Stock at May 31, 1998. Leonard Miller is the father of Stuart A. Miller, the Chairman of LNR, and the father-in-law of Steven J. Saiontz, the Chief Executive Officer of LNR.


  Extensive Asset Monitoring

     The Company has developed an extensive asset monitoring program that includes weekly and monthly reports and meetings at which actual results are compared against budgets on an asset-by-asset basis. This, combined with comprehensive systems, procedures and controls, allows management to monitor asset performance closely.

  Significant Strategic Relationships

     Through partnerships and otherwise, the Company has developed strategic relationships with affiliates of many of the leading investment banking firms and real estate funds, including Banc One/Orix, Blackrock Group, BT Alex. Brown Incorporated, Credit Suisse First Boston Corporation, Deutsche Morgan Grenfell, Donaldson, Lufkin & Jenrette Securities Corporation, First Chicago Capital Corp., Lehman Brothers Inc., Morgan Stanley, Dean Witter, Discover & Co. and Westbrook Partners. These organizations seek to avail themselves of the Company's ability to evaluate real estate assets rapidly and effectively and to apply its asset management skills to enhance the value of assets once they have been acquired (including overseeing workouts of underperforming assets). The relationships the Company has developed have, among other things, brought the Company investment opportunities to which it might not otherwise have had access.

  Receiving Recurring Income from its Investments


     The Company has significant net rental income, interest income and income from fees earned as special servicer with regard to CMBS and for managing partnerships in which it participates. During 1997 and the six months ended May 31, 1998, the Company's net revenues from these sources totaled $75.4 million and $49.8 million, respectively. In addition, through its 50% ownership of Lennar Land Partners, the Company generates earnings from sales of Lennar Land Partners' properties, including sales of properties to Lennar for use in Lennar's homebuilding activities.


  Not a REIT


     In order not to be subject to federal income taxation, a real estate investment trust is limited in what it can do and the types of income it can receive, must hold assets for minimum periods and must distribute each year almost all its earnings. In contrast, the Company can actively manage properties, earn fee income and other types of non-passive income, dispose of assets without meeting holding period requirements, and retain and reinvest its after-tax earnings.


BUSINESS STRATEGY

     The Company's business strategy consists of four key elements:

  Using Real Estate Expertise to Enhance Real Estate Investments

     The Company focuses on investments which it believes can benefit from its expertise in real estate development and management, including its expertise regarding workouts of troubled real estate assets. It uses this expertise to evaluate the risks and potential rewards from particular real estate related investments and to enhance the value of its investments by overseeing management of properties underlying financial investments. For example, the Company has only invested in CMBS when it has had the right to be special servicer, which enables it to attempt to increase proceeds from underperforming or non-performing assets. The Company believes its ability to enhance assets distinguishes it from many other investors in real estate related financial products.

  Identifying Opportunities Attuned to Various Phases of Real Estate Cycle


     During each phase of the real estate cycle, the Company tries to identify investments which will benefit from being made at that point in the cycle. In the weak real estate market of the early 1990's, the Company acquired portfolios of underperforming or nonperforming real estate loans and subordinated classes of CMBS, at substantial discounts from their face value. During the relatively strong real estate market of 1997, the Company made investments in development or redevelopment projects and made loans to property developers and residential builders, and continued to purchase subordinated classes of CMBS when they were available at prices the Company believed to be attractive. In purchasing AHG, the Company acquired a group of companies engaged in developing and operating multi-family apartment complexes which generate low-income tax credits. See
"-- Real Estate Investments and Related Activities -- Commercial and Multi-Family Residential Rental Real Estate." Also, during the six months ended May 31, 1998, the Company has invested in several portfolios of real estate loans located outside the United States.


  Using Strategic Relationships

     The Company builds and maintains strategic relationships with leading investment banking firms and real estate funds which can introduce the Company to real estate related investment opportunities. Also, by investing in partnership with these firms and funds, the Company can limit the amount it has to invest to acquire interests in large real estate asset portfolios or other large real estate related investments.

  Diversifying its Real Estate Asset Investments


     The Company's real estate investments are diversified both in the forms of the investments and in the types of properties to which they relate. Further, the Company's investments relate to properties throughout the United States and elsewhere, and therefore are to an extent protected against factors which affect only particular geographical areas.

REAL ESTATE INVESTMENTS AND RELATED ACTIVITIES

  Commercial and Multi-Family Residential Rental Real Estate


     In 1969 Lennar began engaging in the development, ownership and management of commercial and residential multi-family rental real estate. Its initial activities of this type included acquiring an apartment complex, and building and operating small office buildings, local regional shopping centers and other commercial and industrial facilities on properties being developed as part of Lennar's homebuilding operations. Gradually, this was expanded to general development, acquisition and active management of commercial and residential multi-family rental real estate, as well as acquiring land for development and sale or leasing for commercial uses. Among other things, these activities helped offset the cyclical nature of Lennar's homebuilding business. The Company has developed a staff of in-house real estate professionals to engage in those activities, including on-site management, leasing and maintenance personnel, and accounting and management personnel located at several offices. It also, in some instances, has used outside management companies to perform day-to-day activities. In those instances, employees of the Company have closely supervised the operation of the commercial properties and the activities of the outside management companies. At May 31, 1998, the Company's portfolio included 13 shopping centers with 1.1 million square feet of rentable space, seven office buildings with 1.6 million square feet of rentable space, two industrial properties, 8,848 apartment units, a mobile home park and two hotels.



     The shopping centers the Company owns and operates include seven small regional shopping centers (sometimes referred to as "strip centers") with between 12,000 square feet and 36,400 square feet of store space, as well as parking areas and public areas, and six larger shopping centers, with 72,000 square feet to 462,000 square feet of store space. All the small regional centers are located in Florida. Of the larger shopping centers, four are in Florida and two are in Arizona.



     The Company's seven office buildings range from one to 36 stories and have an aggregate of 1.6 million square feet of rentable office space. Three of the office buildings are in Florida, one is in Georgia, two are in California and one is in Louisiana. The Company's industrial properties are located in Florida and California and consist of 80,000 square feet and 382,000 square feet, respectively, of usable floor space. The Company's forty-four apartment properties range in size from 40 to 712 units. The apartment properties are geographically located as follows:



STATE                                        NUMBER OF PROPERTIES
-----                                        --------------------
Washington...............................             12
Florida..................................              8
Oregon...................................              5
California...............................              2
Colorado.................................              2
Montana..................................              2
Nevada...................................              2
New Mexico...............................              2
Pennsylvania.............................              2
Arizona..................................              1
Georgia..................................              1
Illinois.................................              1
Indiana..................................              1
Maryland.................................              1
Tennessee................................              1
Virginia.................................              1
                                                      --
                                                      44
                                                      ==

     The two hotels owned by the Company have a total of 462 rooms. One is managed by the Company and the other is managed by a national chain under a management contract which can be terminated by either party on 10 days' notice.


     In addition to the Company's operating properties, the Company owns commercially zoned land, 1.6 million square feet of which is leased under ground leases, and 1,313.8 acres of which is to be used for specific projects or sold.


     The Company maintains a program of liability, property loss and damage and other insurance which covers all the Company's properties and which the Company believes is adequate to protect it against all reasonably foreseeable material insurable risks.


     The net book value at May 31, 1998 and the annualized operating results for the six month period ended on that date with regard to various types of properties owned by the Company, and related furniture, furnishings and equipment, were as follows:



                                                                                 ANNUALIZED
                                                                 ANNUALIZED     NOI AS A % OF
                                        NET BOOK   OCCUPANCY   NET OPERATING      NET BOOK
                                         VALUE       RATE       INCOME (NOI)        VALUE
                                        --------   ---------   --------------   -------------
                                                 (IN THOUSANDS, EXCEPT PERCENTAGES)
Stabilized operating properties
  Commercial.........................   $ 67,496      92%          11,400            17%
  Multi-family.......................     33,142      90%           8,249            25%
  AHG multi-family(1)................    147,092      90%           8,604             6%
  Hotel and other....................     16,177      76%           3,519            22%
Under development or repositioning
  Commercial.........................    101,698                    2,086
  Multi-family.......................    104,744                    1,488
                                        --------                   ------
Total operating properties...........    470,349                   35,346
                                        --------                   ------
Furniture, fixtures and equipment....      5,356                       --
Land held for investment.............     92,747                       --
                                        --------                   ------
Total operating properties and
  equipment..........................   $568,452                   35,346
                                        ========                   ======


---------------

(1) Annualized NOI and annualized NOI as a % of net book value excludes the annualized effect of tax credits; if included, annualized NOI and annualized NOI as a % of net book value would have been $18,766 and 13%, respectively.


     The Company's financing strategy with regard to its real estate portfolio is normally to obtain financing secured by specific assets when the Company acquires them. This type of financing usually is short- or intermediate-term. However, the Company sometimes seeks more permanent financing in cases where the market for an asset makes long-term debt an attractive option and the loan can be assumed or prepaid.


     In the AHG Acquisition, the Company agreed to acquire AHG, a group of entities which owns or is currently developing 42 multi-family and senior housing properties, with approximately 6,100 residential rental apartments, many of which qualify for low-income tax credits under Section 42 of the Internal Revenue Code. On May 1, 1998, the Company completed the purchase of certain of the entities which comprise AHG and which own 36 of the AHG properties. The Company anticipates purchasing the remaining interests representing six properties prior to the end of fiscal year 1998. Of the apartments, 49% are located in the Northwestern United States, 17% are located in the Southwest, 15% are located in the East, 13% are located in the Far West, and the remainder are located in the Southeast and Midwest. Approximately 82% of the apartments were constructed by AHG or under its supervision. AHG acquired the other apartments after they were completed. The aggregate amount of consideration will be approximately $80 million, subject to certain post-closing adjustments, plus the assumption of approximately $45 million of future equity commitments.

The Company expects that after the acquisition of the remaining AHG entities, AHG, as part of the Company, will continue developing, acquiring and operating residential apartments which qualify for low-income tax credits. At May 31, 1998, the Company's balance sheet included AHG balances as follows: properties of approximately $179 million, investments in partnerships of approximately $8 million and approximately $129 million of pre-existing property-specific mortgage financing that is non-recourse to the Company.


  Portfolios of Commercial Mortgage Loans and Owned Real Estate

     In 1992, the Company began acquiring, directly and through partnerships, portfolios of commercial mortgage loans and related pools of owned real estate assets. Its first transaction of this type was a partnership with The Morgan Stanley Real Estate Fund, which acquired from Resolution Trust Corporation a portfolio of almost $1 billion face value of assets consisting of more than 1,000 mortgage loans and 65 properties. Since 1992, the Company has formed 11 additional partnerships with several different investment banking firms and real estate funds to purchase and handle workout activities regarding portfolios of distressed commercial loans and related real estate. The Company's partners in these additional partnerships included affiliates of Banc One/Orix, Blackrock Group, BT Alex. Brown Incorporated, Credit Suisse First Boston Corporation, Deutsche Morgen Grenfell, Donaldson, Lufkin & Jenrette Securities Corporation, First Chicago Capital Corp., Lehman Brothers Inc., Morgan Stanley, Dean Witter, Discover & Co. and Westbrook Partners. Involvement of these partners both gave the Company access to investment opportunities it might not otherwise have had and reduced the amount the Company had to invest to acquire interests in large portfolios.


     In each of these partnerships, a subsidiary formed by the Company acts as the managing general partner and conducts the business of the partnership. The partnership portfolio acquisitions in 1993 included a portfolio of real estate assets with a face amount of more than $2 billion, in what the Company believes is one of the largest real estate portfolio acquisitions ever to take place in the United States. The Company earns management fees and asset disposition fees from the partnerships and has carried interests in cash flow and sale proceeds once the partners have recovered their capital and achieved specified returns. The Company's investments ranged from 15% to 50% of the partnerships' capital and totaled $165 million, out of a total of $684 million invested in the partnerships. By May 31, 1998, the partnerships had distributed a total of $1.2 billion to the partners, of which $347 million had been distributed to the Company. Distributions to the Company included management and asset disposition fees totaling approximately $52 million. As the U.S. real estate markets strengthened in 1996 and 1997, substantially fewer large real estate portfolios become available at what the Company viewed as attractive prices. The Company has not participated in a partnership which acquired a portfolio of underperforming real estate assets in the United States since August 1996 (although the Company became part of several partnerships to acquire portfolios of underperforming and nonperforming commercial mortgage loans in Japan). However, it has continued to acquire individual underperforming real estate assets. Currently, the partnerships the Company formed are engaged primarily in enhancing and disposing of assets in the portfolios they acquired, as well as collecting sums paid with regard to portfolio assets. Since June 1992, the Company has also acquired directly three portfolios of real estate assets with face amounts of between $21 million and $75 million.


     The portfolio loans consist primarily, but not entirely, of fixed rate first mortgage loans secured by office and industrial buildings, shopping centers and multi-family residential properties. They are not covered by credit insurance.

     The principal activity of the Company with respect to distressed portfolios (whether owned by partnerships or directly owned by the Company) is to manage the workout of nonperforming loans, including negotiating new or modified financing terms and foreclosing on defaulted loans. The assets generally are held only as long as is required to enhance their value and prepare them for sale. Approximately 20% to 25% of each portfolio is turned over each year. The Company believes its workout and property rehabilitation skills are the principal reasons financial institutions have sought the Company as a partner in acquiring portfolios of distressed assets and have given the Company management control of the partnerships.

     Debt financing for partnerships' acquisitions of real estate related asset portfolios has usually been on a non-recourse basis and with no guaranties by the Company or any other of the partners. In some cases, the lender must be repaid in full before a partnership can make cash distributions to the Company and its partners. The Company's financing strategy with regard to real estate related asset portfolios in which it invests directly is to seek short-term floating rate financing which matches the underlying loans. This type of financing usually gives lenders recourse to the LNR subsidiaries which acquire particular asset portfolios.


  Investments in CMBS


     As a further use of its loan and real estate workout capabilities, the Company acquires unrated and non-investment grade rated subordinated CMBS and provides "special servicing" for the mortgage pools to which they relate. Fitch IBCA, Inc., which rates special servicers of CMBS on the basis of management team, organizational structure, operating history, workout and asset disposition experience and strategies, information systems, investor reporting capabilities and financial resources, has given the Company Fitch's highest rating. At May 31, 1998, the Company was entitled to be the special servicer with regard to 41 securitized commercial mortgage pools and owned unrated junior CMBS related to 37 of those pools. Special servicing is the business of managing and working out the problem assets in a pool of commercial mortgages or other assets. For example, when a mortgage in a securitized pool goes into default, the special servicer negotiates with the borrower on behalf of the pool to resolve the situation. The Company uses as special servicer essentially the same workout skills it applies with regard to its distressed assets portfolios. Because the holders of the unrated CMBS receive everything that is collected after the more senior levels of CMBS have been paid in full, the Company and other holders of unrated CMBS are the principal beneficiaries of increased collections. Therefore, ownership of the unrated CMBS gives the Company an opportunity to profit from its special servicing in addition to receiving fees for being special servicer. The Company has not purchased unrated CMBS unless it has had the right to be the special servicer of the mortgage pools to which they relate.


     The Company also, in some instances, purchases non-investment grade rated subordinated CMBS relating to commercial mortgage pools as to which the Company will act as special servicer. The Company expects to receive a yield on these securities based on the stated interest and amortization of the Company's purchase discount. However, if, as senior CMBS issued with regard to a pool begin to be paid down, the performance of the pool exceeds initial expectations, then the ratings of the subordinated CMBS are sometimes upgraded by the rating agencies. This increases their market values and gives the Company an opportunity to achieve gains on sale of the securities, as well as receiving the stated interest while it holds them. Therefore, purchases of non-investment grade rated subordinated securities, like purchases of unrated junior securities, are a means for the Company to profit from its workout skills.

     Particularly in periods of falling interest rates, there often are prepayments of mortgages underlying CMBS. Because the Company usually purchases CMBS at significant discounts from their face amounts, prepayments tend to increase the Company's yield as a percentage of its investment.


     The Company is currently financing its purchases of CMBS through short-term repurchase obligations and under its short-term revolving credit lines. The Company repaid a portion of these repurchase obligations with the proceeds from the sale of the Old Notes.

     The following are the CMBS held by the Company at May 31, 1998:



                                                                      % OF
                                      FACE     INTEREST     BOOK      FACE      CASH       BOOK
                                     AMOUNT      RATE      VALUE     AMOUNT   YIELD(1)   YIELD(2)
                                    --------   --------   --------   ------   --------   --------
                                                 (IN THOUSANDS, EXCEPT PERCENTAGES)
BB rated or above.................  $122,561     8.23%    $103,862    84.7%      9.4%      13.0%
B rated...........................   158,559     7.48%     115,250    72.7%     11.0%      13.3%
Unrated...........................   543,333     8.02%     124,532    22.9%     31.7%      24.5%
Unrealized gains on securities and
  other...........................        --       --       41,623      --        --         --
                                    --------     ----     --------    ----      ----       ----
          Total CMBS portfolio....  $824,453     8.00%    $385,267    46.7%     18.0%      17.3%
                                    ========     ====     ========    ====      ====       ====


---------------

(1) Cash yield is determined by annualizing the actual cash received during the month ended May 31, 1998, and dividing the result by the book value at May 31, 1998.



(2) Book yield is determined by annualizing the interest income for the month ended May 31, 1998, and dividing the result by the book value at May 31, 1998.


  Commercial Real Estate Lending


     The Company holds mortgage loans made with regard to commercial properties or properties being developed as residential communities, and loans made to the developers and builders themselves. At May 31, 1998, the Company held nine mortgage loans with a total outstanding principal balance of $74.1 million and five loans to developers and builders with a total outstanding principal balance of $22.2 million. The states in which the properties securing the Company's mortgage loans were located were as follows:



                 STATE                   PRINCIPAL AMOUNT OF LOANS
                 -----                   -------------------------
                                              (IN THOUSANDS)
Nevada.................................           $53,986
California.............................            31,571
New Jersey.............................             4,500
Texas..................................             3,704
Florida................................             2,560
                                                  -------
                                                  $96,321
                                                  =======

     The mortgage loans are primarily first mortgage loans secured by office buildings, shopping centers, hotels or land acquired for development. The mortgage loans on residential communities are usually subordinate to construction loans, and provide the Company, in addition to interest income, participation in profits after the developer or builder has achieved specified financial targets. The types of loans held by the Company at May 31, 1998, were as follows:



             TYPE OF LOAN                PRINCIPAL AMOUNT OF LOANS
             ------------                -------------------------
                                              (IN THOUSANDS)
Mortgage loans
  Convention center....................           $45,000
  Office buildings.....................            17,330
  Hotel................................             4,500
  Shopping center......................             3,704
  Industrial park......................             1,671
  Residential land.....................             1,361
  Recreation facility..................               299
  Warehouse............................               287
Developer and builder loans............            22,169
                                                  -------
                                                  $96,321
                                                  =======


     The Company identifies opportunities to make commercial and residential development loans through brokers and relationships with other real estate companies and developers.

     The Company evaluates possible loans with in-house personnel, who perform site visits and do market, demographic and financial analyses with regard to the collateral for the loans. The Company applies guidelines, which change from time to time depending on the type of property and market conditions, relating to loan-to-value ratio, debt coverage and other financial ratios. In most instances the guidelines the Company has applied have been similar to those applied in evaluating commercial mortgages for inclusion in mortgage securitizations (although the Company has not to date securitized any of the commercial loans it originated for its own account). Sometimes the Company has made subordinated loans to which it applies other guidelines, but which bear interest at rates which are higher than those on senior commercial mortgage loans, and some of which provide the Company participation in profits from the underlying properties.


  Lennar Land Partners



     Before the Spin-off, Lennar and the Company transferred to Lennar Land Partners (the "Land Partnership"), which is 50% owned by the Company and 50% owned by Lennar, parcels of land or interests in land and other assets which had a total book value on Lennar's books at October 31, 1997 of approximately $372.4 million. This land was acquired by Lennar primarily to be used for residential home development. The parcels of land or interests in land contributed by the Company had been contributed to the Company by Lennar so the Company could contribute them to the Land Partnership and receive a 50% interest in the Land Partnership. From November 1, 1997 through May 31, 1998, the Land Partnership had land sale revenues of $80.5 million, of which $53.7 million was from sales to Lennar. During that period, the Land Partnership has obtained control of approximately 8,000 additional homesites, primarily through partnership arrangements. At May 31, 1998, the Land Partnership's land consisted of approximately 27,260 potential home sites in 32 communities, of which 19 communities with 18,008 potential home sites are in Florida, two communities with 663 potential home sites are in Arizona, five communities with 4,115 potential home sites are in Texas and six communities with 4,474 potential home sites are in California. Approximately 8% of the land was developed and ready to be built upon, 50% of the land was in various stages of development and 42% of the land was totally undeveloped.


     When Lennar contributed that land to the Company and to the Land Partnership, Lennar retained options to purchase up to approximately 22% of the contributed land at prices it established. The remaining land is available for sale to independent homebuilders or to Lennar at prices determined from time to time, which, as is discussed below, must be approved by LNR.

     The Land Partnership has an agreement with Lennar under which Lennar, for a fee, administers all day-to-day activities of the Land Partnership, including overseeing planning and development of properties and overseeing sales of land to Lennar and other builders.

     The Land Partnership is governed by an Executive Committee consisting of representatives of Lennar and of the Company, with Lennar's representatives and the Company's representatives each having in total one vote. This, in effect, gives each of Lennar and the Company a veto with regard to matters presented to the Executive Committee. LNR's by-laws require that all significant decisions relating to the Land Partnership be approved by a Board of Directors committee consisting entirely of directors who have no relationship with Lennar.

     Lennar may, but will be under no obligation to, offer additional properties to the Land Partnership. Lennar will be free to acquire properties for itself without any consideration of whether those properties might have been appropriate for the Land Partnership. The Company will, in effect, be able to veto any proposals that the Land Partnership acquire properties proposed by Lennar. See "Certain Relationships and Transactions -- Lennar Land Partners." Arrangements with regard to particular properties might include, (i) options to Lennar to purchase all or portions of properties, (ii) rights of first refusal for Lennar to acquire lots if other builders propose to acquire them, or buy/sell arrangements under which, if Lennar wanted to purchase lots on which it did not have an option, it would propose a purchase price and the Company would have the option to approve the sale to Lennar at that price or itself to purchase the lots for that price (probably in order to resell them to someone who would be willing to pay a higher price).

     The Company might seek to acquire commercial portions of properties owned or acquired by the Land Partnership or options relating to them. If it did, Lennar could, if it wanted to do so, veto acquisitions by the Company.


     The Land Partnership has a $125 million revolving line of credit, and a $100 million term loan, each of which matures in 2001. If the Land Partnership defaults under those credit facilities, the lenders have the right to require LNR, together with Lennar, to purchase the Land Partnership's obligations to the lenders, or a portion of them. However, if the default is failure to meet financial covenants, the lenders must give LNR and Lennar the opportunity to cure the default. Many of the Land Partnership assets are subject to non-recourse mortgage loans. The revolving line of credit is available to supplement financing which is available with regard to specific properties. As of May 31, 1998, there was $4 million outstanding under the revolving line of credit, and $81 million outstanding under the term loan.


COMPETITION

     In virtually all aspects of its activities, the Company competes with a variety of real estate development companies, real estate investment trusts, investment firms, investment funds and others. The principal area of competition is for the purchase of real estate assets and securities at prices which the Company can achieve its desired returns. As the real estate markets have improved over the past two years, the Company has encountered increased competition in several of the markets in which it competes, including the purchase of certain types of real estate and CMBS as well as real estate lending. The Company believes that its access to investment opportunities through its relationships and presence in markets across the country, its ability to quickly underwrite and evaluate those opportunities and its expertise in real estate workout and management helps the Company to compete effectively in the purchase of such assets. In addition, the Company's experience in adding value to real estate and its top rating as a special servicer to CMBS transactions often attracts other investors with attractive investment opportunities but who do not have those skills.

     Competitive conditions relating to shopping centers, office buildings, industrial properties, residential apartment buildings and hotels owned or operated by the Company vary depending on the locations of particular properties. Most often these facilities compete for tenants or other users based on their locations, the facilities provided and the pricing of the leases or room rates. As general economic conditions have improved over the past year, occupancies have generally increased in many of the Company's markets, which has helped to reduce the amount of competition in existing properties and has allowed for, in certain instances, new development.

     Although properties owned by the Company may be significant competitors in some of the areas in which they are located, the Company is not a significant national competitor with regard to any of the properties it owns or any type of real estate securities, except that, based on industry sources regarding issuances of CMBS, the CMBS as to which the Company had the right to assume the special servicing represented 17.6% and 12.8% of all the CMBS issued in 1996 and 1997, respectively.

REGULATION

     Commercial properties owned by the Company or partnerships in which it participates must comply with a variety of state and local regulations relating to, among other things, zoning, treatment of waste, construction materials which must be used and some aspects of building design.

     In its loan workout activities, the Company is required to comply with a number of Federal and state laws designed to protect debtors against overbearing loan collection techniques. However, in most instances, laws of this type apply to consumer level loans (including home mortgages), but do not apply to commercial loans.

     The Company's hotels have to be licensed to conduct various aspects of their businesses, including sales of alcoholic beverages.

EMPLOYEES


     At May 31, 1998, the Company had 400 full time and 48 part time employees, of whom 10 were senior management, 40 were corporate staff, 131 were hotel personnel and 267 were engaged in asset acquisitions, loan workouts and rehabilitation and disposition of properties.


     None of the Company's employees are members of unions. The Company believes its relationships with its employees are good.

LEGAL PROCEEDINGS

     The Company is not subject to any legal proceedings other than suits relating to properties it owns which the Company views as an ordinary part of its business, and most of which are covered by insurance. LNR believes these suits will not, in aggregate, have a material adverse effect upon the Company.

PROPERTIES

     The Company maintains its principal executive offices at 760 N.W. 107th Avenue, Miami, Florida, in a building which was built and is owned by the Company. Those offices occupy approximately 11,240 square feet. Additional Company offices are located in various office buildings owned by the Company and in one leased facility.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF LNR

     The following table lists the directors and executive officers of LNR, all of whom will serve until the next annual meeting of stockholders.


NAME                                    AGE              PRINCIPAL POSITION
----                                    ---              ------------------
Stuart A. Miller......................  40     Chairman of the Board; Director
Steven J. Saiontz.....................  40     Chief Executive Officer; Director
Jeffrey P. Krasnoff...................  43     President; Director
Shelly Rubin..........................  36     Financial Vice President
Michelle R. Simon.....................  34     Secretary and Corporate Counsel
Robert Cherry.........................  36     Vice President
Steven I. Engel.......................  51     Vice President
Mark A. Griffith......................  42     Vice President
David G. Levin........................  42     Vice President
Ronald E. Schrager....................  36     Vice President
David O. Team.........................  38     Vice President
Margaret A. Jordan....................  47     Treasurer
John T. McMickle......................  41     Controller
Leonard Miller........................  65     Director
Sue M. Cobb...........................  61     Director
Carlos M. de la Cruz..................  57     Director
Brian L. Bilzin.......................  53     Director


     Stuart A. Miller is the Chairman of the Board of LNR. Mr. Miller became the Chairman of the Board of LNR when it was formed in June 1997. Mr. Miller has been the President and Chief Executive Officer of Lennar since April 1997. For more than five years prior to April 1997, Mr. Miller was a vice president of Lennar and held various executive positions with Lennar subsidiaries, including being the president of its principal homebuilding subsidiary from December 1991 to April 1997 and the president of its principal real estate investment and management division (the predecessor to a substantial portion of the Company's business) from April 1995 to April 1997.

     Steven J. Saiontz is the Chief Executive Officer of LNR. Mr. Saiontz became the Chief Executive Officer and a Director of LNR when it was formed in June 1997. For more than five years prior to that, he was the president of Lennar Financial Services, Inc., a wholly owned subsidiary of Lennar. Mr. Saiontz is currently a Director of Lennar. He is the brother-in-law of Stuart A. Miller and the son-in-law of Leonard Miller.

     Jeffrey P. Krasnoff is the President of LNR. Mr. Krasnoff became the President of LNR when it was formed in June 1997 and became a Director in December 1997. From 1987 until June 1997, he was a vice president of Lennar. From 1990 until he became the President of LNR, Mr. Krasnoff was involved almost entirely in Lennar's real estate investment and management division (the predecessor to a substantial portion of the Company's business).

     Shelly Rubin is the Financial Vice President of LNR. She became the Financial Vice President of LNR when it was formed in June 1997. From May 1994 until June 1997, she was the principal financial officer of Lennar's real estate investment and management division (the predecessor to a substantial portion of the Company's business). From 1991 until May 1994, Ms. Rubin was employed by Burger King Corporation as the controller for its real estate division.

     Michelle R. Simon is the Secretary and Corporate Counsel of LNR. She became the Secretary and Corporate Counsel of LNR when it was formed in June 1997. From 1994 until June 1997, she was the counsel to Lennar's real estate investment division (the predecessor to a substantial portion of the Company's business). From 1992 to 1994, Ms. Simon was an associate and then a vice president in the investment banking division, special execution group, of Goldman, Sachs & Co.

     Robert Cherry is a Vice President of LNR, responsible for sourcing and evaluating new investment opportunities. From March 1995 until October 1997, Mr. Cherry had similar responsibilities for LNR and Lennar's real estate investment and management division (the predecessor to a substantial portion of the Company's business). From March 1994 until February 1995, he was a vice president of G. Soros Realty Advisors/Quantum North America Realty Fund. Prior to that he was a senior analyst at Moody's Investor Service. Before joining Moody's, Mr. Cherry was an associate at the law firm of Sullivan & Cromwell.

     Steven I. Engel is a Vice President of LNR, directing the special servicing of the CMBS portfolio. From 1992 until 1997, Mr. Engel had similar responsibilities for LNR and Lennar's real estate investment and management division (the predecessor to a substantial portion of the Company's business). From 1987 to 1992, Mr. Engel owned and managed his own single family construction company with projects in Broward, Collier and Lee counties in Florida.

     Mark A. Griffith is a Vice President of LNR, responsible for managing the Eastern Regional Division. From February 1990 until October 1997, Mr. Griffith had similar responsibilities for LNR and Lennar's real estate investment and management division (the predecessor to a substantial portion of the Company's business).

     David G. Levin is a Vice President of LNR, responsible for managing Lennar Capital Services, an LNR subsidiary. From February 1992 until early 1997, Mr. Levin was responsible for managing the Miami Division of Lennar's real estate investment and management division (the predecessor to a substantial portion of the Company's business), which was at that time primarily focused on partnerships with the Morgan Stanley Real Estate Fund. Prior to that he had various positions with commercial real estate firms including managing director of Bear Stearns Real Estate Group.

     Ronald E. Schrager is a Vice President of LNR, responsible for managing the Miami Division of LNR, which is primarily focused on CMBS/special servicing. From September 1992 until early 1997, he held several positions in Lennar's real estate investment and management division (the predecessor to a substantial portion of the Company's business), managing various areas. Prior to that he served as a vice president of Chemical Bank's Real Estate Finance Group.


     David O. Team is a Vice President of LNR, responsible for the Western Regional Division. From April 1996 until October 1997, Mr. Team had similar responsibilities for LNR and Lennar's real estate investment and management division (the predecessor to a substantial portion of the Company's business). From 1994 to 1996, Mr. Team was the owner and president of Windward Realty Group, a real estate development firm. From 1992 to 1993, he was a senior vice president with American Real Estate Group.


     Margaret A. Jordan is the Treasurer of LNR. Ms. Jordan joined LNR in September 1997. From February 1993 to August 1997, Ms. Jordan worked as an independent contractor and financial consultant to real estate businesses. From June 1987 to January 1993, Ms. Jordan was employed by Atlantic Gulf Communities Corporation, serving as assistant treasurer and then senior vice president and treasurer.

     John T. McMickle is the Controller of LNR. Mr. McMickle joined LNR in July 1997. From 1994 to June 1997, Mr. McMickle was responsible for financial reporting at Ryder System. Prior to that he was employed as a senior manager by Price Waterhouse LLP.

     Leonard Miller is the Chairman of the Board of Lennar. He has been the President or Chairman of the Board, or both, of Lennar since it was founded in 1969. From the time Lennar was founded until April 1997, Mr. Miller was the chief executive officer of Lennar. Leonard Miller is the father of Stuart A. Miller and the father-in-law of Steven J. Saiontz.

     Sue M. Cobb is and for more than five years has been, Managing Director and General Counsel of Cobb Partners, Inc. and affiliated companies, a privately owned group of companies involved in investments, real estate and resort development. She was the founding partner of the Public Finance Department in the law firm of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A., with whom she was associated from 1978 until early 1998. From 1993 to 1996, she was also Vice President and General Counsel of Pan American World Airways, Inc. She is currently a Director of Enterprise Florida Capital Development Corp., a public/private development organization in the State of Florida; and a Director of Kirkwood Associates, Inc., a closely held ski and summer resort company headquartered in Kirkwood, California. From 1982 to 1988, she was a member of the Board of Directors of the Federal Reserve Bank of Atlanta, Miami Branch, and served three terms as Chairman of that Board.

     Carlos M. de la Cruz is, and for more than five years has been, the Chairman of the Board of Eagle Brands, Inc. (a beverage wholesaler), Coca-Cola Puerto Rico Bottlers and the Miami Honda, Central Hyundai, Sunshine Ford and Central Kia automobile dealerships.


     Brian L. Bilzin is, and since February 1, 1998 has been, a partner in the law firm of Bilzin Sumberg Dunn Price & Axelrod LLP. For more than five years prior to February 1, 1998, Mr. Bilzin was a partner in Rubin Baum Levin Constant Friedman & Bilzin, a law firm.


     LNR has an Audit Committee, consisting entirely of directors who are not employees, officers or former officers of LNR or any of its subsidiaries or divisions, are not relatives of any of its principal executive officers, and are not individual members of organizations which act as advisors, consultants or legal counsel to LNR which receive compensation on a continuing basis from LNR. The functions of the Audit Committee will be to recommend to the full Board of Directors the engagement of independent auditors, review the scope of non-audit services performed for LNR or its subsidiaries by the independent auditors, review the independent auditors' recommendations for improvements of internal controls and review the scope of work, findings and conclusions of LNR's Internal Audit Department. The members of this Committee are Ms. Sue M. Cobb and Mr. Carlos M. de la Cruz.

     LNR's By-Laws require that LNR have, until 2002, an Independent Directors Committee consisting of three or more directors, none of whom is an officer or employee of LNR or a subsidiary, and none of whom is a director, officer or employee of Lennar Corporation or a subsidiary of Lennar Corporation. LNR's By-Laws state that, unless the action has been approved by the Independent Directors Committee, LNR may not, and its Board of Directors may not approve or authorize it to, (i) instruct or permit the representatives of its subsidiary on the Executive Committee of the Land Partnership to vote or consent with regard to any action which requires the unanimous vote of that Executive Committee,
(ii) enter into, or permit any of its subsidiaries to enter into, any transaction with Lennar Corporation or any of its subsidiaries, or (iii) agree to any amendment of, or give any waiver or consent under, the Separation and Distribution Agreement. The members of this Committee are Mr. Brian L. Bilzin, Ms. Sue M. Cobb and Mr. Carlos M. de la Cruz.

     LNR has (a) a Compensation Committee, which determines the compensation of its chief executive officer and other executive officers and reviews the compensation of its other key employees, (b) a Stock Option Committee, which grants, and determines the terms of, options under the Company's Employee Stock Option Plans, except grants to directors or officers of LNR and (c) a Directors and Officers Stock Option Committee, which approves grants, and the terms of, options granted to directors or officers of LNR (in addition to approval by LNR's Board of Directors of grants of options to LNR's directors and officers). The members of this Committee are Messrs. Leonard Miller and Brian L. Bilzin.

     LNR uses incentive compensation to encourage key employees to remain with the Company, as well as to reward performance. Thus, 50% of bonuses to key employees are paid when they are earned, with the remaining 50% payable over the following five years, and most stock options are ten year options which become exercisable in 10% increments on the first through ninth anniversaries of their dates of grant.

                             PRINCIPAL STOCKHOLDERS


     The Company is authorized to issue 150,000,000 shares of common stock, par value $.10 per share ("Common Stock"). As of May 31, 1998, 25,391,158 shares of Common Stock were issued and outstanding, and 198,309 shares issuable on exercise of currently exercisable stock options.



     In addition, the Company is authorized to issue 40,000,000 shares of Class B common stock ("Class B Common Stock"). As of May 31, 1998, 10,757,849 shares of Class B Common Stock were issued and outstanding.



     The following table sets forth certain information as of February 26, 1998, with respect to the shares of Common Stock of the Company beneficially owned by each person or group that is known by the Company to be a beneficial owner of more than 5% of the outstanding Common Stock or Class B Common Stock and all directors and executive officers of the Company.



                                                                 AMOUNT AND NATURE
                                                                   OF BENEFICIAL        PERCENTAGE
            NAME AND ADDRESS                                        OWNERSHIP(1)         OF TOTAL
          OF BENEFICIAL OWNER                TITLE OF CLASS      (NUMBER OF SHARES)      IN CLASS
          -------------------                --------------     --------------------    -----------
Leonard Miller..........................  Class B Common Stock       9,897,930(2)(4)       91.8
  23 Star Island                          Common Stock                   9,597                *
  Miami Beach, FL 33139
Goldman, Sachs & Co.....................  Common Stock               3,524,100(3)          13.9
  The Goldman Sachs Group, L.P.
  85 Broad Street
  New York, NY 10004
Cohen & Steers Capital Management,
  Inc. .................................  Common Stock               1,949,600(3)           7.7
  757 Third Avenue
  New York, NY 10017
FMR Corp 82.............................  Common Stock               1,867,418              7.4
  Devonshire Street
  Boston, MA 02109-3614
Brian L. Bilzin.........................  Common Stock                   7,820(5)             *
  LNR Property Corporation
  760 N.W. 107th Avenue
  Miami, FL 33172
Sue M. Cobb.............................  Common Stock                  20,000(6)             *
  LNR Property Corporation
  760 N.W. 107th Avenue
  Miami, FL 33172
Carlos M. de la Cruz....................  Common Stock                 220,000                *
  LNR Property Corporation
  760 N.W. 107th Avenue
  Miami, FL 33172
Stuart A. Miller........................  Common Stock                 129,093(4)             *
  LNR Property Corporation
  760 N.W. 107th Avenue
  Miami, FL 33172
Steven J. Saiontz.......................  Common Stock                 130,347(4)(7)          *
  LNR Property Corporation
  760 N.W. 107th Avenue
  Miami, FL 33172
Jeffrey P. Krasnoff.....................  Common Stock                  29,146                *
  LNR Property Corporation
  760 N.W. 107th Avenue
  Miami, FL 33172

                                                                 AMOUNT AND NATURE
                                                                   OF BENEFICIAL        PERCENTAGE
NAME AND ADDRESS                                                    OWNERSHIP(1)         OF TOTAL
OF BENEFICIAL OWNER                          TITLE OF CLASS      (NUMBER OF SHARES)      IN CLASS
-------------------                          --------------     --------------------    -----------
Mark A. Griffith........................  Common Stock                   6,615(8)             *
  LNR Property Corporation
  760 N.W. 107th Avenue
  Miami, FL 33172
David G. Levin..........................  Common Stock                   4,188                *
  LNR Property Corporation
  760 N.W. 107th Avenue
  Miami, FL 33172
All executive officers and directors as
  group
  (17 persons)..........................  Class B Common Stock       9,897,930             90.1
                                          Common Stock                 566,863              2.3


---------------
(*) Less than 1%.

(1) Includes currently exercisable stock options and stock options which become exercisable within sixty days after January 23, 1998 as follows: Stuart A. Miller (52,500), Steven J. Saiontz (28,772), Jeffrey P. Krasnoff (25,893), Mark A. Griffith (4,192), David G. Levin (411), all directors and executive officers (118,138). Also includes shares held by the Company's Employee Stock Ownership/401(k) Plan for the accounts of the named persons.

(2) Leonard Miller's shares are owned by two limited partnerships. A corporation wholly-owned by Mr. Miller is the sole general partner of those partnerships. The limited partners consist of Mr. Miller, his wife and a trust of which Mr. Miller is the primary beneficiary. Does not include 30,000 shares of Class B Common Stock owned by Miller Family Foundation, Inc., a charitable foundation of which Mr. Miller is the President.

(3) Based on information contained in Schedule 13Gs dated February 14, 1998 with respect to Goldman, Sachs & Co. and The Goldman Sachs Group, L.P. and dated February 9, 1998 with respect to Cohen & Steers Capital Management, Inc.

(4) Stuart Miller is the trustee, and Stuart Miller and Mr. Saiontz's wife are beneficiaries of a trust which holds limited partnership interests in a partnership which owns 5,500,000 shares of Class B Common Stock. Because Leonard Miller is the principal beneficiary of the trust and owns the corporation which is the sole general partner of the partnership, Leonard Miller is shown as the beneficial owner of the 5,500,000 shares and neither Stuart Miller nor Mr. Saiontz is shown as a beneficial owner of those shares.

(5) Includes 415 shares owned by Mr. Bilzin's wife as to which he has no voting or investment power and 1,405 shares owned by Mr. Bilzin's sons as to which he has no voting or investment power and as to which he disclaims beneficial ownership.

(6) Does not include 30,000 shares owned by Ms. Cobb's husband as to which she has no voting or investment power.

(7) Does not include 9,000 shares held in a trust for Mr. Saiontz's wife.

(8) Includes five shares owned by Mr. Griffith's son as to which he shares voting and investment power.

     On February 26, 1998, The Depository Trust Company owned of record 24,827,379 shares of Common Stock, constituting 97.94% of the outstanding Common Stock and 799,834 shares of Class B Common Stock, constituting 7.42% of the outstanding Class B Common Stock. The Company understands those shares were held beneficially for members of the New York Stock Exchange, some of whom may in turn have been holding shares beneficially for customers.

                     CERTAIN RELATIONSHIPS AND TRANSACTIONS

RELATIONSHIPS WITH LENNAR

     In connection with the Spin-off, LNR and Lennar entered into a Separation and Distribution Agreement and other agreements. Also, Lennar leases office space from the Company and Lennar and the Company are the two partners in Lennar Land Partners.

  The Separation and Distribution Agreement

     The Separation and Distribution Agreement has a number of provisions relating to the Spin-off and relationships between LNR and Lennar after the Spin-off. Under the Separation and Distribution Agreement:


          Lennar contributed to LNR prior to the Spin-off all the Lennar subsidiaries which were engaged wholly or primarily in the real estate investment and management business and any assets of other subsidiaries which were not used or expected to be used wholly or primarily in connection with Lennar's homebuilding business. LNR must transfer back to Lennar any assets of LNR subsidiaries which were used primarily in connection with Lennar's homebuilding business.



          Lennar contributed to LNR cash or additional assets so that, after LNR's assumption of all Lennar's obligations which related primarily to its real estate investment and management business, and after an adjustment described below, Lennar's net worth at the effective time of Lennar's merger with Pacific Greystone (October 31, 1997) was $200 million plus an amount approximating the anticipated earnings of Lennar and its homebuilding subsidiaries from September 1, 1997 to the effective time of the Pacific Greystone merger.



          LNR assumed all the obligations of Lennar and its subsidiaries which related primarily to its real estate investment and management business, including the obligations under specified contracts and specified obligations for borrowed money.



          LNR issued to Lennar the shares Lennar required to complete the Spin-off. LNR then offered, during a limited period after the Spin-off, to issue LNR Class B Stock in exchange for LNR Common Stock (which resulted in
     10.984 million shares of Class B Stock being issued in exchange for Common Stock). LNR agreed to issue to Lennar any shares of LNR Common Stock Lennar is required to distribute to holders of stock options which were granted by Lennar prior to the date of the Spin-off.



          Lennar agreed that, at least until 2002, Lennar and its homebuilding (including home mortgage) subsidiaries will not engage in the business of
     (i) acquiring and actively managing commercial and residential multi-family rental real estate other than as an incident to, or otherwise in connection with, their homebuilding business, (ii) acquiring portfolios of commercial mortgage loans or real estate assets acquired through foreclosures of mortgage loans, other than real estate acquired as sites for homes to be built or sold as part of their homebuilding business, (iii) making or acquiring mortgage loans, other than mortgage loans secured by detached or attached homes or residential condominium units, (iv) constructing office buildings or other commercial or industrial buildings, other than small shopping centers, professional office buildings and similar facilities which will be adjuncts to their residential developments, (v) purchasing commercial mortgage-backed securities or real estate asset backed securities or (vi) acting as a servicer or special servicer with regard to securitized commercial mortgage pools. Lennar and its homebuilding subsidiaries will not, however, be prevented from owning or leasing office buildings in which they occupy a majority of the space; acquiring securities backed by pools of residential mortgages; acquiring an entity which, when it is acquired, is engaged in one of the prohibited activities as an incidental part of its activities; owning as a passive investor an interest of less than 10% of a publicly traded company which is engaged in a prohibited business; acquiring commercial paper or short-term debt instruments of entities engaged in one or more of the prohibited businesses; or owning an interest in, and managing, the Land Partnership.



          LNR agreed that, at least until 2002, the Company will not engage in the business of (i) building or selling single family detached or attached homes or condominium units in low-rise residential buildings,

     (ii) developing properties primarily as sites for homes or condominium units (other than properties included in portfolios acquired by the Company or partnerships in which it is a partner which Lennar elects not to acquire for the prices paid by LNR or the partnerships), (iii) providing first mortgage financing for the purchases of homes or condominium units or (iv) providing first mortgage refinancing of loans secured by homes or condominium units. The Company is not, however, precluded from developing properties acquired upon default of mortgages or as incidental portions of real estate portfolios until they can be disposed of in an orderly manner; selling as condominium units apartments in multi-family buildings which, when the buildings or mortgages secured by them were acquired by the Company, were being operated as rental buildings; acquiring securities backed by pools of residential mortgages; providing financing to homebuilders or land developers, acquiring their properties upon default and overseeing their operations until they or their properties can be disposed of in an orderly manner, owning as a passive investor an interest of less than 10% in a publicly traded company which is engaged in a prohibited business; acquiring an entity which, at the time it is acquired by the Company, is engaged in one or more of the prohibited activities as an incidental part of its activities; acquiring commercial paper or other short-term debt instruments of entities engaged in one or more of the prohibited businesses; or owning an interest in Lennar Land Partners.



          All indebtedness of Lennar or any of its homebuilding subsidiaries to the Company, and all indebtedness of the Company to Lennar or any of its homebuilding subsidiaries, was eliminated immediately before the date of the Spin-off.



          Lennar agreed to indemnify the Company against any liabilities or expenses relating to (i) Lennar's homebuilding business, (ii) any Lennar obligations for borrowings incurred before the date of the Spin-off which were not assumed by LNR, or (iii) any registration statement, proxy statement, press release or other document issued by Lennar in connection with the Pacific Greystone merger (except with regard to information about LNR provided in writing by LNR).



          LNR agreed to indemnify Lennar and each of its homebuilding subsidiaries against any liabilities or expenses relating to (i) the real estate investment and management business, (ii) any obligations assumed by LNR or any of its subsidiaries, (iii) the Spin-off, (iv) the Information Statement relating to the Spin-off, (v) any press release or any document issued by LNR with regard to the Spin-off, (vi) any obligations, including contingent obligations, of Lennar or any of its past or current subsidiaries or affiliates existing on or before the date of the Spin-off that did not arise exclusively or primarily in the conduct of Lennar's homebuilding business (except that indemnification with regard to Lennar corporate financings or other Lennar corporate activities which did not specifically relate to any aspects of its operations was limited to 71.5% of the liability or expense) and (vii) any actual or contingent liabilities of Lennar or any of its past or current subsidiaries or affiliates existing on or before the date of the Spin-off relating to any business or line of business which at any time was treated on Lennar's consolidated financial statements as a discontinued operation or a discontinued line of business, or which was divested by Lennar or any of its current or former subsidiaries prior to the date of the Spin-off.



          LNR agreed that if, other than because of actions taken by Lennar after its October 31, 1997 merger with Pacific Greystone Corporation, it is determined that the Spin-off did not qualify as a transaction in which the LNR stock distributed to the Lennar stockholders did not result in income or gain to the Lennar stockholders and did not require Lennar to recognize income or gain, and as a result Lennar incurs any liabilities for taxes, interest or penalties to any taxing jurisdiction which it would not have incurred if the Spin-off had been tax free, LNR will pay Lennar an amount equal to the liabilities incurred for taxes, interest and penalties as a result of the Spin-off and all related accounting, legal and professional fees, as well as any costs, expenses or damages Lennar incurs as a result of stockholder litigation or controversies because the Spin-off was not tax free. See "Risk Factors."



          LNR and Lennar agreed that all transactions between Lennar or any of its homebuilding subsidiaries and the Company must be on substantially the same terms as those which would prevail in a transaction between unaffiliated persons. Neither Lennar nor any of its homebuilding subsidiaries may enter into any transaction with the Company which will involve a payment or loan of more than $5 million unless

     Lennar receives a copy of a resolution of LNR's Board of Directors in which that Board of Directors determines that the transaction is on substantially the same terms as those which would prevail in a transaction between unaffiliated persons. The Company may not enter into any transaction with Lennar or any of its homebuilding subsidiaries which will involve a payment or loan of more than $5 million unless the Company receives a copy of a resolution of Lennar's Board of Directors in which that Board of Directors determines that the transaction or loan is on substantially the same terms as those which would prevail in a transaction between unaffiliated persons. The requirement that transactions be on substantially the same terms as those which would prevail in a transaction between unaffiliated persons does not include transactions with Lennar Land Partners.


          LNR agreed to pay Lennar an amount equal to its share of Lennar's total income tax liability for the period from December 1, 1996 to the date of the Spin-off (October 31, 1997), allocating income to the Company on a basis provided in the Treasury Regulations as if Lennar and LNR had been separately incorporated members of the same consolidated group during that period and LNR had owned and operated Lennar's real estate investment and management business during the period. Lennar and LNR must give one another access to their books and records and knowledgeable personnel in order to permit the other of them to prepare financial statements and tax returns, in connection with audits of tax returns, and for other business purposes.



          LNR and Lennar agreed that if, after an audit required by the Pacific Greystone Merger Agreement, it was determined that Lennar's net worth at the Effective Time of the Pacific Greystone merger (October 31, 1997) was less or more than $200 million plus an amount approximating the anticipated earnings of Lennar and its homebuilding subsidiaries from September 1, 1997 to the date of the Pacific Greystone merger, LNR would return to Lennar a portion of Lennar's capital contributions to LNR equal to the amount by which Lennar's net worth was less than that amount, or Lennar would make additional capital contributions to LNR equal to the amount by which Lennar's net worth was more than that amount (this obligation was satisfied in December 1997 by LNR's returning to Lennar $12.6 million of Lennar's capital contribution).


  Lennar Land Partners

     Lennar and LNR, through wholly owned subsidiaries, each owns 50% of the Land Partnership. The purpose of the Land Partnership is to have Lennar and LNR share the risks and profits of ownership of some real property which had been acquired by Lennar for use in its homebuilding activities, and possibly additional properties which will be acquired in the future. Prior to formation of the Land Partnership, Lennar transferred to the Company approximately 50% in value of the original properties which were to be contributed to the Land Partnership. Lennar and LNR then contributed all the original properties to the Land Partnership in exchange for 50% interests in the Land Partnership.

     Lennar manages the day-to-day activities of the Land Partnership under a management agreement. Lennar is reimbursed by the Land Partnership for all direct out-of-pocket expenses plus an agreed monthly amount ($500,000 per month in 1997 and in 1998) for certain indirect expenses. The reimbursement is subject to adjustment in the Land Partnership's annual business plan.

     The Land Partnership is governed by an Executive Committee of not more than three members designated by each partner, with all the members designated by a partner acting as representatives of that partner (without fiduciary or other obligations to the other partner) and together having a single vote. Actions of the Executive Committee must be by majority vote (based upon one vote per partner). Therefore, while the LNR and Lennar subsidiaries are the only partners, each of them will have a veto over all matters presented to the Executive Committee. Even if there were additional partners, a number of matters would require the unanimous vote of the Executive Committee (based upon one vote per partner), including (i) the acquisition by the Land Partnership of real property, other than the original properties contributed by Lennar and LNR, (ii) the sale of any real property to a partner or an affiliate of a partner, other than upon exercise of an option or under a purchase agreement which had been approved by the Executive Committee, (iii) the adoption of an annual business plan, (iv) approval of a master plan relating to a property owned by the Land Partnership,

(v) a borrowing from or loan to any person, including a partner or its affiliate, (vi) any amendment to the Management Agreement with Lennar, (vii) any requirement that the partners make additional capital contributions to the Land Partnership, or (viii) any agreement with a partner or an affiliate of a partner which is not otherwise subject to the requirement of unanimous Executive Committee approval.

     Although Lennar may recommend that the Land Partnership acquire additional properties, Lennar will be under no obligation to do so, and Lennar will be free to acquire properties itself without considering whether they would be suitable for the Land Partnership. Conversely, because of the requirements discussed above for unanimous Executive Committee approval of acquisitions of properties, LNR could, in effect, veto any future property acquisitions by the Land Partnership. If Lennar failed to recommend that the Land Partnership acquire additional properties, or LNR vetoed all proposed acquisitions of additional properties by the Land Partnership, the activities of Land Partnership would be limited to developing and disposing of the original properties which were contributed to it when it was formed.

     LNR's Bylaws provide that its representatives on the Executive Committee of the Land Partnership may not vote in favor of any action specified to require the unanimous vote of the Executive Committee without approval of the Independent Directors Committee of LNR's Board of Directors, none of the members of which may be an officer or employee of the Company or a director, officer or employee of Lennar or any subsidiary of Lennar.

  Other Relationships

     There are a number of relationships between Lennar and LNR, in addition to those arising under the Separation and Distribution Agreement or relating to the Land Partnership. Among other things, immediately after the Spin-off, all the stockholders of LNR were persons who had been stockholders of Lennar on the record date for the Spin-off. More importantly, Leonard Miller, who has voting control of Lennar, also has voting control of LNR through his ownership of LNR Class B Common Stock. Also, Stuart A. Miller, the Chairman of the Board of LNR, is the chief executive officer of Lennar, Steven J. Saiontz, the Chief Executive Officer of LNR, is a director of Lennar, and Leonard Miller, who is a director and has voting control of LNR, is the Chairman of the Board of Lennar. In addition, LNR and Lennar will, for a period, share some computers and related equipment and computer service personnel, Lennar will provide construction management with regard to four properties owned by the Company until the properties are completed and Lennar leases office space from LNR. Finally, because all LNR's employees immediately after the Spin-off were people who were previously employees of Lennar, LNR had to assume many of Lennar's benefit obligations with regard to the people who became employees of LNR.

RELATIONSHIP WITH DIRECTOR


     Brian L. Bilzin was a partner in the law firm of Rubin Baum Levin Constant Friedman & Bilzin, which firm was retained by the Company during the fiscal year ended November 30, 1997. Mr. Bilzin is currently a partner in the law firm of Bilzin Sumberg Dunn Price & Axelrod LLP, a law firm that the Company currently retains.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS


     The following table sets forth the Company's mortgage notes and other debts payable at May 31, 1998.



                                                               MAY 31, 1998
                                                              --------------
                                                              (IN THOUSANDS)
Secured debt without recourse to LNR
  Mortgage notes on operating properties and land with fixed interest rates of 4.9% to 11%, due through April
     2036...................................................     $110,189
  Mortgage notes on operating properties and land with a
     floating interest rate (7.4% to 9.5% at May 31, 1998),
     due through 2027.......................................       72,099
  Repurchase agreement with a floating interest rate of 6.6%
     at May 31, 1998,
     due June 1998..........................................       33,750
                                                                 --------
          Total secured debt without recourse to LNR........      216,038
                                                                 --------
Secured debt with recourse to LNR
  Mortgage notes on operating properties and land with fixed
     interest rates of 7.3% to 8.0%, due through 2004.......       26,919
  Mortgage notes on operating properties and land with
     floating interest rates (4.0% to 9.2% at May 31, 1998),
     due through December 2010..............................       36,838
  Repurchase agreements with floating interest rates (6.4%
     to 6.9% at May 31, 1998), secured by CMBS, due through
     October 1998...........................................      185,630
  Revolving credit line with a floating interest rate of
     6.7% at May 31, 1998, secured by CMBS, due August
     1998...................................................       20,000
                                                                 --------
          Total secured debt with recourse to LNR...........      269,387
                                                                 --------
Unsecured debt with recourse to LNR
  Revolving credit line with a floating interest rate of
     6.8% at May 31, 1998, due December 2000................       70,000
  Senior Subordinated Debt with a fixed interest rate of
     9.4% at May 31, 1998, due March 2008...................      199,115
                                                                 --------
          Total unsecured debt with recourse to LNR.........      269,115
                                                                 --------
          Total mortgage notes and other debts payable......     $754,540
                                                                 ========


     Information concerning the Company's more significant debt instruments is as follows:


  Mortgage and/or Developer Notes on Operating Properties



     The Company, through certain subsidiaries, has 68 mortgage and/or developer notes on operating properties, 33 of which have scheduled principal and interest payments, and the remainder of which only have scheduled interest payments, with the principal due at maturity.


  Repurchase Agreements


     The Company, through certain subsidiaries, has entered into three reverse repurchase agreements through which it finances selected CMBS and a mortgage loan. The agreements have an aggregate commitment of $344 million under which $219 million was outstanding at May 31, 1998. Interest is variable and is based on LIBOR plus specified percentages. The agreements mature during 1998 and are expected to be refinanced or extended on substantially the same terms as the existing agreements. LNR has guaranteed the obligations of its subsidiaries under two of these agreements and the agreements are collateralized by the CMBS and the mortgage loan.


  Revolving Credit Lines


     The Company, through certain subsidiaries, has two secured revolving credit lines with an aggregate commitment of $75 million under which $20 million was outstanding at May 31, 1998. Interest is variable and is based on LIBOR plus specified percentages. The lines are collateralized by CMBS and mortgage loans. The lines mature during 1998 and 1999 and are expected to be refinanced or extended on substantially the same terms as the existing lines. The agreements also contain certain financial tests and restrictive covenants, none of which are currently expected to restrict the Company's activities. LNR has guaranteed the obligations of its subsidiaries under these agreements.



UNSECURED REVOLVING CREDIT NOTES PAYABLE



     On December 5, 1997, the Company, and certain of its subsidiaries, entered into a $200 million unsecured revolving credit agreement which expires on December 31, 2000, with the option of a one year extension. The unsecured revolving credit notes payable were amended and restated on March 27, 1998 under principally the same terms and conditions. Interest is calculated at LIBOR plus a margin, which varies based on the Company's leverage and debt ratings. At May 31, 1998, there was $70 million outstanding under the Revolving Credit Agreement. At May 31, 1998, the interest rate was 6.8%. The agreement contains certain financial tests and restrictive covenants, including maximum leverage ratio, minimum net worth, minimum interest and fixed charge coverage ratios and limits on the incurrence of unsecured senior debt and subordinated debt. In addition, the Company is required to maintain a borrowing base. None of the covenants is currently expected to restrict the Company's activities.



LNR GUARANTEES OF PARTNERSHIP DEBT



     LNR is a guarantor or similarly obligated with regard to $225 million of credit facilities, under which $85 million was outstanding at May 31, 1998. If the Land Partnership defaults under those credit facilities, the lenders have the right to require LNR, together with Lennar, to purchase the Land Partnership's obligations to the lenders, or a portion of them. However, if the default is failure to meet financial convenants, the lenders must give LNR and Lennar the opportunity to cure the default. See "Certain Relationships and Transactions -- Relationships with Lennar -- Lennar Land Partners."



     In addition, LNR was the guarantor of up to $21 million of additional credit facilities of unconsolidated partnerships, under which $16 million was outstanding at May 31, 1998.



DEBT PLACEMENT



     On March 19, 1998, LNR sold $200,000,000 principal amount of 9 3/8% Old Notes, the proceeds of which were used to repay short-term indebtedness.


                          DESCRIPTION OF THE NEW NOTES

     The New Notes will be issued under an indenture (the "Indenture"), dated as of March 24, 1998 between LNR and U.S. Bank Trust National Association (formerly "First Trust of New York, National Association"), as trustee (the "Trustee"). Upon the issuance of the New Notes, if any, or the effectiveness of a Shelf Registration Statement, the Indenture will be subject to the Trust Indenture Act of 1939, as amended (the "TIA"). The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the TIA, and to all of the provisions of the Indenture, including the definitions of certain terms in the Indenture and the definitions made a part of the Indenture by reference to the TIA as in effect on the date of the Indenture. A copy of the Indenture may be obtained from LNR. The definitions of certain capitalized terms used in the following summary are set forth below under "-- Certain Definitions." References to "interest" will be deemed to include Additional Interest, as described under "Exchange Offer; Termination of Certain Rights" unless the context requires otherwise.

     The New Notes will be unsecured obligations of LNR, ranking subordinate in right of payment to all Senior Indebtedness of LNR.

     The New Notes will be issued in fully registered form only, without coupons, in denominations of $1,000 and integral multiples thereof. Initially, the Trustee will act as Paying Agent and Registrar for the New Notes. Subject to the provisions described under "The Exchange Offer," the Old Notes may be presented for registration or transfer and exchange at the offices of the Registrar, which initially will be the Trustee's corporate trust office. LNR may change any Paying Agent and Registrar without notice to holders of the New Notes (the "Holders"). LNR will pay principal (and premium, if any) on the New Notes at the Trustee's corporate office in New York, New York. At LNR's option, interest may be paid at the Trustee's corporate trust office or by check mailed to the registered address of Holders. Any Old Notes that remain outstanding after the completion of the Exchange Offer, together with the New Notes issued in connection with the Exchange Offer, will be treated as a single class of securities under the Indenture.

PRINCIPAL, MATURITY AND INTEREST

     The Indenture authorizes the issuance from time to time of not more than $350,000,000 in aggregate principal amount of 9 3/8% Senior Subordinated Notes due 2008 consisting of either Series A or Series B Notes having identical terms (except, in certain cases, for the date from which interest will accrue). The New Notes offered by this Prospectus are limited in aggregate principal amount to $200,000,000, and will mature on March 15, 2008. Interest on the New Notes will accrue at the rate of 9 3/8% per annum and will be payable semiannually in arrears on each March 15 and September 15, commencing on September 15, 1998, to the persons who are registered Holders at the close of business on the fifteenth day immediately preceding the applicable interest payment date. Interest on the New Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance.

     The New Notes will not be entitled to the benefit of any mandatory sinking fund.

REDEMPTION

  Optional Redemption


     The New Notes will be redeemable, at LNR's option, in whole or in part at any time, or from time to time, on or after March 15, 2003 upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on March 15 of the years set forth below, plus, in each case, accrued and unpaid interest thereon, if any, to the date of redemption:



YEAR                                                PERCENTAGE
----                                                ----------
2003..............................................   104.688%
2004..............................................   103.516
2005..............................................   102.344
2006..............................................   101.172
2007 and thereafter...............................   100.000


  Optional Redemption upon Public Equity Offerings


     Notwithstanding the foregoing, at any time, or from time to time, on or prior to March 15, 2001, LNR may, at its option, redeem, with the net cash proceeds of one or more Public Equity Offerings (as defined), up to 35% of the aggregate principal amount of the New Notes originally issued, at a redemption price equal to 109.375% of the principal amount of the New Notes to be redeemed, plus accrued interest, if any, to the date of redemption; provided that at least 65% of the aggregate principal amount of the New Notes originally issued remains outstanding immediately following such redemption. In order to effect the foregoing redemption with the proceeds of a Public Equity Offering, LNR must make the redemption not more than 60 days after the consummation of the Public Equity Offering.


     As used in the preceding paragraph, "Public Equity Offering" means an underwritten public offering of Qualified Capital Stock of LNR pursuant to an effective registration statement filed with the Commission in accordance with the Securities Act.

SELECTION AND NOTICE OF REDEMPTION

     In the event that less than all of the New Notes are to be redeemed at any time, selection of such New Notes or portions thereof to be redeemed will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such New Notes are listed or, if such New Notes are not then listed on a national securities exchange, by lot, on a pro rata basis, or by such method as the Trustee shall deem fair and appropriate; provided, however, that no New Notes of a principal amount of $1,000 or less shall be redeemed in part; provided further, that if a partial redemption is made with the proceeds of a Public Equity Offering, selection of the New Notes or portions thereof to be redeemed shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures), unless such method is otherwise prohibited. Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of New Notes to be redeemed at its registered address. If any New Note is to be redeemed in part only, the notice of redemption that relates to such New Note shall state the portion of the principal amount thereof to be redeemed. A replacement New Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original New Note. On and after the redemption date, interest will cease to accrue on New Notes or portions thereof called for redemption as long as LNR has deposited with the paying agent funds in satisfaction of the applicable redemption price pursuant to the Indenture.

SUBORDINATION

     The payment of all Obligations on the New Notes will be subordinated in right of payment to the prior payment in full in cash or cash equivalents of all Obligations on Senior Indebtedness, whether outstanding on the Issue Date or thereafter incurred, including without limitation LNR's obligations under the Credit Agreement. Upon any payment or distribution of assets of LNR of any kind or character, whether in cash, property or securities, to creditors upon any total or partial liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors or marshaling of assets of LNR or in a bankruptcy, reorganization, insolvency, receivership or other similar proceeding relating to LNR or its property, whether voluntary or involuntary, all Obligations upon all Senior Indebtedness shall first be paid in full in cash or cash equivalents, or such payment duly provided for to the satisfaction of the holders of Senior Indebtedness, before any payment or distribution of any kind or character is made on account of any Obligations on the New Notes, or for the acquisition of any of the New Notes for cash or property or otherwise. If any default occurs and is continuing in the payment when due, whether at maturity, upon any redemption, by declaration or otherwise, of any principal of, interest on, unreimbursed drawings for letters of credit issued in respect of, or regularly accruing fees with respect to, any Senior Indebtedness, no payment of any kind or character shall be made by or on behalf of LNR or any other Person on its or their behalf with respect to any Obligations on the New Notes or to acquire any of the Notes for cash or property or otherwise.

     In addition, if any other event of default occurs and is continuing with respect to any Designated Senior Indebtedness, as such event of default is defined in the instrument creating or evidencing such Designated Senior Indebtedness, permitting the holders of such Designated Senior Indebtedness then outstanding to accelerate the maturity thereof and if the Representative for that issue of Designated Senior Indebtedness gives written notice of the event of default to the Trustee (a "Default Notice"), then, unless and until all events of default with respect to that issue of Designated Senior Indebtedness have been cured or waived or have ceased to exist or the Trustee receives notice from the Representative for that issue of Designated Senior Indebtedness terminating the Blockage Period (as defined below), during the 180 days after the delivery of such Default Notice (the "Blockage Period"), neither LNR nor any Subsidiary of LNR or any obligor under the Notes shall (x) make any payment of any kind or character with respect to any Obligations on the New Notes or (y) acquire any of the New Notes for cash or property or otherwise. Notwithstanding anything herein to the contrary, in no event will a Blockage Period extend beyond 180 days from the date the payment on the New Notes was due and only one such Blockage Period may be commenced with respect to all issues of Designated Senior Indebtedness within any 360 consecutive days. No event of default which existed or was continuing on the date of the commencement of any Blockage Period with respect to the Designated Senior

Indebtedness shall be, or be made, the basis for commencement of a second Blockage Period by the Representative of such Designated Senior Indebtedness, whether or not within a period of 360 consecutive days, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days (it being acknowledged that any subsequent action, or any breach of any financial covenants for a period commencing after the date of commencement of such Blockage Period that, in either case, would give rise to an event of default pursuant to any provisions under which an event of default previously existed or was continuing shall constitute a new event of default for this purpose).

     By reason of such subordination, in the event of the insolvency of LNR, creditors of LNR who are not holders of Senior Indebtedness, including the Holders of the New Notes, may recover less, ratably, than holders of Senior Indebtedness.


     As of May 31, 1998, giving effect to the sale of Old Notes and the application of the estimated net proceeds therefrom, the aggregate amount of Senior Indebtedness outstanding was approximately $629 million.


     LNR is principally a holding company whose primary assets consist of shares of Common Stock issued by its Subsidiaries. Accordingly, LNR will be dependent upon the cash flows of, and receipt of dividends and advances from, or repayments of advances by, its Subsidiaries in order to meet its debt obligations including LNR's obligations under the New Notes. The New Notes will not be guaranteed by LNR's Subsidiaries, and, consequently, LNR's Subsidiaries are not obligated or required to pay any amounts pursuant to the New Notes or to make funds available therefor in the form of dividends or advances. See "Risk Factors -- Structural Subordination to Subsidiary Debt."

CHANGE OF CONTROL

     The Indenture provides that upon the occurrence of a Change of Control, each Holder will have the right to require that LNR purchase all or a portion of such Holder's New Notes pursuant to the offer described below (the "Change of Control Offer"), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase.

     Within 30 days following the date upon which a Change of Control occurs, LNR must send, by first class mail, a notice to each Holder at such Holder's last registered address, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 45 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). Holders electing to have a New Note purchased pursuant to a Change of Control Offer will be required to surrender the New Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the New Note completed, to the paying agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

     In connection with any Change of Control, LNR will within 30 days following any Change of Control, (i) obtain the consents under the Credit Agreement and all other Senior Indebtedness required to permit the repurchase of the New Notes pursuant to a Change of Control Offer or (ii) repay in full all Indebtedness, and terminate all commitments, under the Credit Agreement and all other Senior Indebtedness the terms of which would prohibit the purchase of the New Notes pursuant to a Change of Control Offer.

     If LNR is obligated to make a Change of Control Offer, there can be no assurance that LNR will be able to obtain all required consents under Senior Indebtedness or have available funds sufficient to repay Senior Indebtedness and to pay the Change of Control purchase price for all the New Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event LNR is required to purchase outstanding Notes pursuant to a Change of Control Offer, LNR would need to seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that LNR would be able to obtain any such financing.

     Neither the Board of Directors of LNR nor the Trustee may waive the covenant relating to LNR's obligation to repurchase New Notes upon a Change of Control. That obligation, as well as restrictions in the

Indenture on the ability of LNR and its Subsidiaries to incur additional Indebtedness, to grant liens on its property and to make Restricted Payments may also make more difficult or discourage a takeover of LNR, whether favored or opposed by the management of LNR. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the New Notes, and there can be no assurance that LNR or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such obligations and restrictions, and the restrictions on transactions with Affiliates, may, in certain circumstances, make more difficult or discourage any leveraged buyout of LNR or any of its Subsidiaries by the management of LNR. However, the Indenture may not afford the Holders of New Notes protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

     The Indenture provides that a Change of Control will occur on, among other events, the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of each of LNR and its Subsidiaries taken as a whole. Although there is case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of New Notes to require LNR to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of LNR and its Subsidiaries taken as a whole to another Person or group may be uncertain.

     LNR will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of New Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, LNR shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

     LNR will not be required to make a Change of Control Offer if a third party makes the Change of Control Offer in compliance with the requirements of the Indenture and purchases all New Notes validly tendered and not withdrawn under such Change of Control Offer in response to such Change of Control Offer.

CERTAIN COVENANTS

     The Indenture contains, among others, the following covenants:

     Limitation on Incurrence of Additional Indebtedness. LNR will not, and will not cause or permit any of its Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, "incur"), any Indebtedness (including, without limitation, Acquired Indebtedness) other than Permitted Indebtedness. Notwithstanding the foregoing, if no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the incurrence of any such Indebtedness, LNR and its Subsidiaries may incur Indebtedness (including, without limitation, Acquired Indebtedness) if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof:

          (i) the Consolidated Fixed Charge Coverage Ratio of LNR is greater than 1.5 to 1.0;

          (ii) the ratio of the aggregate amount of Recourse Indebtedness outstanding on a consolidated basis to the Consolidated Net Worth of LNR is less than 5.0 to 1.0;

          (iii) the ratio of the aggregate amount of Senior Recourse Indebtedness outstanding on a consolidated basis to the sum of (A) the Consolidated Net Worth of LNR and (B) the aggregate amount of the Subordinated Indebtedness outstanding on a consolidated basis is less than
     3.5 to 1.0; and

          (iv) the ratio of the aggregate amount of Subordinated Indebtedness outstanding on a consolidated basis to the Consolidated Net Worth of LNR is less than 1.0 to 1.0.

No Indebtedness incurred pursuant to the preceding sentence shall be included in calculating any limitation set forth in the definition of Permitted Indebtedness. Neither the accrual of interest nor the accretion of original issue discount shall be deemed an incurrence of Indebtedness. Prior to any incurrence of Indebtedness pursuant to the second sentence of this paragraph (other than an advance under a committed facility), LNR shall deliver to the Trustee an Officers' Certificate setting forth the calculations by which such incurrence was determined to be permitted. If, during any month, LNR incurs Indebtedness pursuant to the second sentence of this paragraph through advances under a committed facility, LNR shall deliver to the Trustee on the last day of such month an officers' certificate setting forth the calculations by which each such incurrence was determined to be permitted.

     Limitation on Restricted Payments. LNR will not, and will not cause or permit any of its Subsidiaries to, directly or indirectly, (a) declare or pay any dividend or make any distribution (other than dividends or distributions made to LNR or any Subsidiary of LNR and, if such Subsidiary is not a Wholly Owned Subsidiary, to such Subsidiary's other stockholders or interest holders on a pro rata basis, and other than any dividend or distribution payable solely in Qualified Capital Stock of LNR) on or in respect of shares of LNR's Capital Stock to holders of such Capital Stock; (b) purchase, redeem or otherwise acquire or retire for value any Capital Stock of LNR or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock (other than the exchange of such Capital Stock or any warrants, rights or options to acquire shares of any class of Capital Stock of LNR for Qualified Capital Stock of LNR); or (c) make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of LNR or a Subsidiary that is subordinate or junior in right of payment to the New Notes or any guarantee thereof (each of the foregoing actions set forth in clauses (a), (b) and (c) being referred to as a "Restricted Payment"), if at the time of such Restricted Payment or immediately after giving effect thereto, (i) a Default or an Event of Default shall have occurred and be continuing or (ii) LNR is not able to incur at least $1.00 of additional Indebtedness (other than additional Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant above, or
(iii) the aggregate amount of all Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined reasonably and in good faith by the Board of Directors of
LNR) shall exceed the sum of: (A) 50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of LNR earned during the period beginning on the first day of the fiscal quarter including the Issue Date and ending on the last day of the most recent fiscal quarter ending at least 30 days prior to the date the Restricted Payment occurs (the "Reference Date") (treating such period as a single accounting period); plus (B) 100% of the aggregate net cash proceeds received by LNR from any Person (other than a Subsidiary of LNR) from the issuance and sale subsequent to the Issue Date and on or prior to the Reference Date of Qualified Capital Stock of LNR, including treasury stock; plus (C) without duplication of any amounts included in clause (B) above, 100% of the aggregate net cash proceeds of any equity contribution received by LNR from a holder of LNR's Capital Stock subsequent to the Issue Date and on or prior to the Reference Date (excluding, in the case of clauses (B) and (C), any net cash proceeds from a Public Equity Offering to the extent used to redeem the New Notes); plus (D) $75,000,000.

     Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph shall not prohibit: (1) the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of such dividend or the giving of such irrevocable redemption notice if the dividend or redemption would have been permitted on the date of declaration or giving of irrevocable redemption notice; (2) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any shares of Capital Stock of LNR, either (i) solely in exchange for shares of Qualified Capital Stock of LNR or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of LNR) of shares of Qualified Capital Stock of LNR; (3) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any Indebtedness of LNR that is subordinate or junior in right of payment to the New Notes either (i) solely in exchange for shares of Qualified Capital Stock of LNR or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of LNR) of (A) shares of Qualified Capital Stock of LNR or (B) Refinancing Indebtedness; and (4) if no Default or Event of Default shall have occurred and be continuing, the repurchase of shares of, or options to purchase shares of, Common Stock of LNR from employees, former employees, directors or former directors of LNR pursuant to the terms of agreements or plans approved by the Board of

Directors of LNR under which such individuals purchased or sold, or were granted the option to purchase or sell shares of Common Stock, provided, however, that the aggregate amount of such repurchases or Restricted Payments shall not exceed $250,000 in any calendar year. In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) of the immediately preceding paragraph, amounts expended pursuant to clauses (1),
(2)(ii) and (3)(ii)(A) shall be included in such calculation.


     Not later than three business days before making any Restricted Payment, LNR shall deliver to the Trustee an officers' certificate stating that such Restricted Payment complies with the Indenture and setting forth in reasonable detail the basis upon which the required calculations were computed.

     Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries. LNR will not, and will not cause or permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Subsidiary of LNR to (a) pay dividends or make any other distributions on or in respect of its Capital Stock; (b) make loans or advances or pay any Indebtedness or other obligation owed to LNR or any other Subsidiary of LNR; or (c) transfer any of its property or assets to LNR or any other Subsidiary of LNR, except for such encumbrances or restrictions existing under or by reason of: (1) applicable law; (2) the Indenture; (3) the Credit Agreement; (4) nonassignment provisions of any contract or any lease governing a leasehold interest of any Subsidiary of LNR; (5) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired; (6) agreements existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date; (7) restrictions on the transfer of assets subject to any Lien permitted under the Indenture to secure Non-Recourse Indebtedness imposed by the holder of such Lien; (8) restrictions imposed by any agreement to sell assets permitted under the Indenture to any Person pending the closing of such sale; (9) any agreement or instrument governing Capital Stock of any Person that is acquired; or (10) an agreement governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (2), (3), (5) or (6) above, provided, however, that the provisions relating to such encumbrance or restriction contained in any such Indebtedness incurred to Refinance the Indebtedness are not less favorable to LNR in any material respect as determined by the Board of Directors of LNR in their reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (2), (3), (5) or (6), respectively.

     Limitation on Preferred Stock of Subsidiaries. LNR will not permit any of its Subsidiaries to issue any Preferred Stock (other than to LNR or to a Wholly Owned Subsidiary of LNR) or permit any Person (other than LNR or a Wholly Owned Subsidiary of LNR) to own any Preferred Stock of any Subsidiary of LNR.

     Limitation on Liens and Guarantees. LNR will not, and will not cause or permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens securing Indebtedness of LNR that is expressly subordinate or junior in right of payment to the Notes or is pari passu in right of payment to New Notes against or upon any property or assets of LNR or any of its Subsidiaries (whether owned on the Issue Date or acquired after the Issue Date), or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom, or to grant any guarantees of such Indebtedness, unless (i) in the case of Liens securing Indebtedness of LNR that is expressly subordinate or junior in right of payment to the New Notes, the New Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens, (ii) in the case of guarantees of Indebtedness of LNR that is expressly subordinate or junior in right of payment to the New Notes, the New Notes are subject to a guarantee from the same guarantor or guarantors that is senior in priority to such guarantees, and (iii) in all other cases, the New Notes are equally and ratably secured or guaranteed as applicable. For purposes of clarification, any Lien against property, assets, proceeds or rights to receive income or profits securing Indebtedness which has been guaranteed will be considered to be a Lien securing the Indebtedness and not a Lien securing the guarantee.

     Prohibition on Incurrence of Senior Subordinated Debt. LNR will not incur or suffer to exist Indebtedness that by its terms (or by the terms of any agreement governing such Indebtedness) is senior in right of payment to the New Notes and expressly subordinate in right of payment to any other Indebtedness of LNR.

     Merger, Consolidation and Sale of Assets. LNR will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of LNR's assets (determined on a consolidated basis for LNR and its Subsidiaries) unless: (i) either (1) LNR shall be the surviving or continuing corporation or (2) the Person (if other than LNR) formed by such consolidation or into which LNR is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of LNR and its Subsidiaries substantially as an entirety (the "Surviving Entity") (x) shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia and
(y) shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, premium, if any, and interest on all of the New Notes and the performance of every covenant of the New Notes, the Indenture and the Registration Rights Agreement on the part of LNR to be performed or observed, as the case may be; (ii) immediately after giving effect to such transaction and the assumption contemplated by clause (i)(2)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), LNR or such Surviving Entity, as the case may be, (1) shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of LNR immediately prior to such transaction and (2) shall be able to incur at least $1.00 of additional Indebtedness (other than additional Permitted Indebtedness) pursuant to the "-- Limitation on Incurrence of Additional Indebtedness" covenant; (iii) immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (i)(2)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and (iv) LNR or the Surviving Entity, as the case may be, shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

     For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Subsidiaries of LNR, the Capital Stock of which constitutes all or substantially all of the properties and assets of LNR shall be deemed to be the transfer of all or substantially all of the properties and assets of LNR.

     The Indenture provides that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of LNR in accordance with the foregoing, in which LNR is not the continuing corporation, the successor Person formed by such consolidation or into which LNR is merged or to which such conveyance, lease or transfer is made shall (upon the required assumption described above) succeed to, and be substituted for, and may exercise every right and power of, LNR under the Indenture and the New Notes with the same effect as if such surviving entity had been named as such.

     Limitations on Transactions with Affiliates. (a) LNR will not, and will not cause or permit any of its Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an "Affiliate Transaction"), other than (x) Affiliate Transactions permitted under paragraph (b) below and (y) Affiliate Transactions on terms that are no less favorable to LNR or such Subsidiary than those that might reasonably have been obtained or are obtainable in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate of LNR or such Subsidiary. All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of $5.0 million shall be approved by the Board of Directors of LNR or such Subsidiary, as the case may be, such approval to be evidenced by a Board Resolution stating that such Board of Directors (including a majority of the directors who do not have any interest in the Affiliate
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

Transaction) has determined that such transaction complies with the foregoing provisions. In addition, if LNR or any Subsidiary of LNR enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) involving aggregate payments or other property with a fair market value in excess of $7.5 million, LNR or such Subsidiary, as the case may be, shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to LNR or the relevant Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor and file the same with the Trustee.

     (b) The restrictions set forth in clause (a) shall not apply to (i) reasonable fees and compensation paid to and indemnity provided on behalf of, officers, directors, employees, consultants or agents of LNR or any Subsidiary of LNR as determined in good faith by LNR's Board of Directors or senior management; (ii) transactions between or among LNR and any of its Wholly Owned Subsidiaries or between or among such Wholly Owned Subsidiaries provided such transactions are not otherwise prohibited by the Indenture; (iii) any agreement as in effect as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) or in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date; (iv) Restricted Payments permitted by the Indenture; and (v) transactions between or among LNR or any Subsidiaries of LNR and the Land Partnership, provided such transactions are permitted by and are effected in accordance with the terms of the Partnership Agreement of the Land Partnership and the By-laws of LNR, in each case, as in effect on the Issue Date.

     Conduct of Business. LNR will, and will cause its Subsidiaries to, engage primarily in the businesses of acquiring, developing, selling, owning, managing, operating, leasing, credit enhancing and insuring commercial and multi-family residential real estate, real estate related lending, acquiring, owning, servicing and collecting real estate related loans and other underperforming debt securities, investing in real estate related securities and securities of companies engaged primarily in real estate related activities, and other activities related to or arising out of any of those activities.

     Reports to Holders. LNR will deliver to the Trustee within 15 days after the filing of the same with the Commission, copies of the quarterly and annual reports and of the information, documents and other reports, if any, which LNR is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that LNR may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, LNR will file with the Commission, to the extent permitted, and provide the Trustee and the Holders with such annual reports and such information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act. LNR will also comply with the other provisions of 314(a) of the TIA. The Company shall file with the Commission and provide the Trustee and holders of new Notes with the information, documents and reports described herein whether or not the Exchange Offer Registration Statement (as defined under "The Exchange Offer; Termination of Certain Rights") has been filed or declared effective.

EVENTS OF DEFAULT

     Each of the following events is defined in the Indenture as an "Events of Default":

          (i) the failure to pay interest (including Additional Interest, if any) on any Notes when the same becomes due and payable and the default continues for a period of 30 days, whether or not such failure shall be due to the subordination provisions of the Indenture or agreements with respect to any other Indebtedness or any other reason;

          (ii) the failure to pay the principal on any New Notes, when such principal becomes due and payable, at maturity, upon acceleration, upon redemption or otherwise (including the failure to make a Change of Control Offer or make a payment to purchase New Notes tendered pursuant to a Change of Control Offer), whether or not such failure shall be due to the subordination provisions of the Indenture or agreements with respect to any other Indebtedness or any other reason;

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

          (iii) a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 30 days after LNR receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the New Notes (except in the case of a default with respect to the "Merger, Consolidation and Sale of Assets" covenant, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

          (iv) the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Recourse Indebtedness of LNR or any Subsidiary of LNR, or the acceleration of the final stated maturity of any such Recourse Indebtedness if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Recourse Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $5.0 million or more at any time;

          (v) one or more judgments in an aggregate amount in excess of $5.0 million shall have been rendered against LNR or any of its Subsidiaries and remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and nonappealable; and

          (vi) certain events of bankruptcy affecting LNR or any of its Subsidiaries.

     The Events of Default described in clauses (iv), (v) and (vi) above with respect to a Subsidiary shall not apply if such Person was not a Subsidiary at the time such event or condition occurred unless, in the case of clause (iv) or
(v) above, LNR or another Subsidiary thereof assumes or otherwise becomes liable for the liability referred to therein or the liabilities generally of such Person.

     If an Event of Default (other than an Event of Default specified in clause
(vi) above) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding New Notes may declare the principal of and accrued interest on all the New Notes to be due and payable by notice in writing to LNR and, if such notice is given by Holders, the Trustee specifying the respective Event of Default and that it is a "notice of acceleration" (the "Acceleration Notice"), and the same (i) shall become immediately due and payable or (ii) if there are any amounts outstanding under the Credit Agreement, shall become immediately due and payable upon the first to occur of an acceleration under the Credit Agreement or five (5) business days after receipt by LNR and the Representative under the Credit Agreement of such Acceleration Notice but only if such Event of Default is then continuing. If an Event of Default specified in clause (vi) above occurs and is continuing with respect to LNR, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding New Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

     The Indenture provides that, at any time after a declaration of acceleration with respect to the New Notes as described in the preceding paragraph, the Holders of a majority in aggregate principal amount of the New Notes may rescind and cancel such declaration and its consequences (i) if the rescission would not conflict with any judgment or decree, (ii) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of such acceleration, (iii) if interest on overdue installments of interest (to the extent the payment of such interest is lawful) and on overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid, (iv) if LNR has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances and (v) in the event of the cure or waiver of an Event of Default of the type described in clause (iv) of the description above of Events of Default, the Trustee shall have received an officers' certificate and an opinion of counsel that such Event of Default has been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

     The Holders of a majority in aggregate principal amount of the New Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any New Notes.

     Holders of the New Notes may not enforce the Indenture or the New Notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee,
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

the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding New Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

     Under the Indenture, LNR is required to provide an officers' certificate to the Trustee promptly upon LNR's obtaining knowledge of any Default or Event of Default (provided that LNR shall provide such certification at least annually whether or not it knows of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     LNR may, at its option and at any time, elect to have its obligations discharged with respect to the outstanding New Notes ("Legal Defeasance"). Such Legal Defeasance means that LNR shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding New Notes, except for (i) the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due, (ii) LNR's obligations with respect to the New Notes concerning issuing temporary New Notes, registration of New Notes, replacement of mutilated, destroyed, lost or stolen New Notes and the maintenance of an office or agency for payments, (iii) the rights, powers, trust, duties and immunities of the Trustee and LNR's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, LNR may, at its option and at any time, elect to have the obligations of LNR released with respect to certain covenants that are described in the Indenture, including the covenants relating to a Change of Control ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the New Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the New Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) LNR must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in United States dollars, noncallable United States government obligations, or a combination thereof, in such amounts as will be sufficient without reinvestment, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated dates for payment thereof or on the applicable redemption date, as the case may be; (ii) in the case of Legal Defeasance, LNR shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) LNR has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, LNR shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit (other than a Default or Event of Default resulting from the incurrence of Indebtedness all or a portion of the proceeds of which will be used to defease the New Notes concurrently with such incurrence); (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which LNR or any of its Subsidiaries is a party or by which LNR or any

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

of its Subsidiaries is bound; (vi) LNR shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by LNR with the intent of preferring the Holders over any other creditors of LNR or with the intent of defeating, hindering, delaying or defrauding any other creditors of LNR or others; (vii) LNR shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with; (viii) LNR shall have delivered to the Trustee an opinion of counsel to the effect that, after the 91st day following the deposit, assuming that no bankruptcy related default or Event of Default has occurred and is continuing on such day, (A) the trust funds will not be subject to any rights of holders of Indebtedness of LNR other than the New Notes and (B) the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and (ix) certain other customary conditions precedent are satisfied.

SATISFACTION AND DISCHARGE

     The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the New Notes, as expressly provided for in the Indenture) as to all outstanding New Notes when (i) either (a) all the New Notes theretofore authenticated and delivered (except lost, stolen or destroyed New Notes which have been replaced or paid and New Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by LNR and thereafter repaid to LNR or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all New Notes not theretofore delivered to the Trustee for cancellation have become due and payable and LNR has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the New Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the New Notes to the date of deposit together with irrevocable instructions from LNR directing the Trustee to apply such funds to the payment thereof; (ii) LNR has paid all other sums payable under the Indenture by LNR; and (iii) LNR has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

MODIFICATION OF THE INDENTURE

     From time to time, LNR and the Trustee, without the consent of the Holders, may amend the Indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies, so long as such change does not, in the opinion of the Trustee, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other modifications, waivers and amendments of the Indenture may be made with the consent of the Holders of a majority in principal amount of the then outstanding New Notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no amendment or waiver may: (i) reduce the amount of New Notes whose Holders must consent to an amendment; (ii) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any New Notes; (iii) reduce the principal of or change or have the effect of changing the fixed maturity of any New Notes, or change the date on which any New Notes may be subject to redemption or repurchase, or reduce the redemption or repurchase price therefor; (iv) make any New Notes payable in money other than that stated in the New Notes; (v) make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such New Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of New Notes to waive Defaults or Events of Default; (vi) amend, change or modify in any material respect the obligation of LNR to make and consummate a Change of Control Offer in the event of a Change of Control or modify any of the provisions or definitions with respect thereto; or (vii) modify or change any provision of the Indenture or the related definitions affecting the subordination or ranking of the New Notes in a manner which adversely affects the Holders.

GOVERNING LAW

     The Indenture provides that it and the New Notes will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

THE TRUSTEE

     The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent man or woman would exercise or use under the circumstances in the conduct of his or her own affairs.

     The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of LNR, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided, however, that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

     "Acquired Indebtedness" means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Subsidiary of LNR or at the time it merges or consolidates with or into LNR or any of its Subsidiaries or assumed by LNR or any of its Subsidiaries in connection with the acquisition of assets from such Person.

     "Adjusted Consolidated EBITDA" means, with respect to any Person for any period, the sum of Consolidated EBITDA plus any non-refundable housing tax credits used by such Person and its Consolidated Subsidiaries to reduce the amount of income taxes that would have been otherwise been payable by such Person and its Consolidated Subsidiaries for such period.

     "Affiliate" means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls or is controlled by, or is under common control with, such specified Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative of the foregoing.

     "Asset Acquisition" means (a) an Investment by LNR or any Subsidiary of LNR in any other Person pursuant to which such Person shall become a Subsidiary of LNR, or shall be merged with or into LNR or any Subsidiary of LNR, or (b) the acquisition by LNR or any Subsidiary of LNR of the assets of any Person (other than a Subsidiary of LNR) which constitute all or substantially all of the assets of such Person or comprise any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

     "Asset Sale" means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by LNR or any of its Subsidiaries (including any sale and leaseback transaction) to any Person other than LNR or a Wholly Owned Subsidiary of LNR of (a) any Capital Stock of any Subsidiary of LNR, or (b) any other property or assets of LNR or any Subsidiary of LNR other than in the ordinary course of business.

     "Board of Directors" means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.
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

     "Board Resolution" means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

     "Capitalized Lease Obligation" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

     "Capital Stock" means (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether voting or nonvoting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person and (ii) with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person.

     "Change of Control" means the occurrence of one or more of the following events: (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of LNR or Leisure Colony to any Person or group of related Persons for purposes of
Section 13(d) of the Exchange Act (a "Group"), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture), other than, in the case of Leisure Colony, a transaction with LNR or any Wholly Owned Subsidiary of LNR; (ii) the approval by the holders of Capital Stock of LNR of any plan or proposal for the liquidation or dissolution of LNR (whether or not otherwise in compliance with the provisions of the Indenture);
(iii) any Person or Group (other than Leonard Miller and any Permitted Transferees of Leonard Miller) shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of LNR; (iv) Leisure Colony shall cease being a Wholly Owned Subsidiary of LNR; or
(v) a majority of the members of the Board of Directors of LNR are persons who were not directors on the Issue Date and whose election was not approved by a vote of at least a majority of the members of the Board of Directors of LNR in office at the time of the election who either were members of such Board of Directors on the Issue Date or whose election as members of such Board of Directors was previously approved by such a majority.

     "Common Stock" means, with respect to any Person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person's common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

     "Consolidated EBITDA" means, with respect to any Person for any period, the sum (without duplication) of (i) Consolidated Net Income plus (ii) to the extent Consolidated Net Income has been reduced thereby, (A) all income taxes of such Person and its Subsidiaries paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or nonrecurring gains or losses or taxes attributable to sales or dispositions outside the ordinary course of business), (B) Consolidated Interest Expense and
(C) Consolidated Non-cash Charges less any non-cash items increasing Consolidated Net Income for such period, all as determined on a consolidated basis for such Person and its Subsidiaries in accordance with GAAP.

     "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of Adjusted Consolidated EBITDA of such Person during the four full fiscal quarters (the "Four Quarter Period") ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the "Transaction Date") to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect on a pro forma basis for the period of such calculation to (i) the incurrence or repayment of any Indebtedness of such Person or any of its Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period and (ii) any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Subsidiaries (including any Person who becomes a Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA (including any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Securities Act as in effect on the Issue Date) (provided that such Consolidated EBITDA shall be included only to the extent includible pursuant to the definition of "Consolidated Net Income") attributable to the assets which are the subject of the Asset Acquisition or Asset Sale occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period. If such Person or any of its Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness. Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio," (1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; (2) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period; and (3) notwithstanding clause
(1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.


     "Consolidated Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of (i) Consolidated Interest Expense, plus
(ii) the product of (x) the amount of all dividend payments on any series of Preferred Stock of such Person (other than dividends paid in Qualified Capital Stock) paid, accrued or scheduled to be paid or accrued during such period times
(y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of such Person, expressed as a decimal.

     "Consolidated Interest Expense" means, with respect to any Person for any period, the sum of, without duplication: (i) the aggregate of the interest expense of such Person and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including without limitation, (a) any amortization of debt discount, (b) the net costs under Interest Swap Obligations, (c) all capitalized interest and (d) the interest portion of any deferred payment obligation; and (ii) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP, minus amortization or write off of deferred financing costs.

     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate net income (or loss) of such Person and its Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided, however, that there shall be excluded therefrom (a) gains (and losses) on an after-tax effected basis from Asset Sales or abandonments or reserves relating thereto, (b) items classified as extraordinary or nonrecurring gains or losses on an after tax-effected basis, (c) the net income or loss of any Person acquired in a "pooling of interests" transaction accrued prior to the date it becomes a Subsidiary of the referent Person or is merged or consolidated with the referent Person or any Subsidiary of the referent Person, (d) the net income (but not loss) of any Subsidiary of the referent Person to the extent that the declaration of dividends or similar distributions by that Subsidiary of that income is restricted, directly or indirectly, by operation of the terms of its charter or constituent documents or any agreement, instrument, judgment, law,

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

order, statute, rule, or governmental regulation or for any other reason whatsoever, (e) the net income or loss of any other Person, other than a Consolidated Subsidiary of the referent Person, except (A) to the extent (in the case of net income) of cash dividends or distributions paid to the referent Person, or to a Wholly Owned Subsidiary of the referent Person (other than a Subsidiary described in clause (d) above), by such other Person or (B) that the referent Person's share of any net income or loss of such other Person under the equity method of accounting for Affiliates shall not be excluded, (f) any restoration to income of any contingency reserve of an extraordinary, nonrecurring or unusual nature, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date, (g) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued), and (h) in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person's assets, any earnings of the successor prior to such consolidation, merger or transfer of assets.

     "Consolidated Net Worth" means, with respect to any Person, the consolidated stockholders' equity of such Person as of the end of the last completed fiscal quarter ending on or prior to the date of the transaction giving rise to the need to calculate Consolidated Net Worth, determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to (i) Disqualified Capital Stock of such Person and (ii) interests in such Person's Consolidated Subsidiaries not owned, directly or indirectly by such Person.

     "Consolidated Non-cash Charges" means, with respect to any Person for any period, the aggregate depreciation, amortization, and other non-cash charges of such Person and its Subsidiaries reducing Consolidated Net Income of such Person and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges which require an accrual of or a reserve for cash charges for any future period).

     "Consolidated Subsidiary" means, with respect to any Person, a Subsidiary of such Person, the financial statements of which are consolidated with the financial statements of such Person in accordance with GAAP.

     "Credit Agreement" means the Revolving Credit Agreement dated as of December 5, 1997 among LNR, certain Subsidiaries of LNR, the lenders party thereto in their capacities as lenders thereunder and Bank of America National Trust and Savings Association, as agent, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreement may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder (provided, however, that such increase in borrowings is permitted by the "Limitation on Incurrence of Additional Indebtedness" covenant above other than as Permitted Indebtedness) or adding Subsidiaries of LNR as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

     "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect LNR or any Subsidiary of LNR against fluctuations in currency values.

     "Default" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

     "Designated Senior Indebtedness" means (i) Indebtedness under or in respect of the Credit Agreement and (ii) any other Indebtedness constituting Senior Indebtedness which, at the time of determination, has an aggregate principal amount of at least $25.0 million and is specifically designated in the instrument evidencing such Senior Indebtedness as "Designated Senior Indebtedness" by LNR.

     "Disqualified Capital Stock" means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is

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

redeemable at the sole option of the holder thereof (other than as a result of a Change of Control) on or prior to the final maturity date of the Notes.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

     "Existing Indebtedness" means Indebtedness of LNR and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the Issue Date, until such amounts are repaid.

     "fair market value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of LNR acting reasonably and in good faith and shall be evidenced by a Board Resolution of the Board of Directors of LNR.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect on the Issue Date.

     "Holder" means any holder of New Notes.

     "Indebtedness" means, with respect to any Person, without duplication, (i) all Obligations of such Person for borrowed money, (ii) all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all Capitalized Lease Obligations of such Person, (iv) all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business), (v) all Obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (vi) guarantees and other contingent obligations in respect of Indebtedness of any other Person that is referred to in clauses (i) through (v) above and clause (viii) below, (vii) all Obligations of any other Person of the kind referred to in clauses (i) through (vi) above and clause
(viii) below which are secured by any lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the Obligation so secured, (viii) all Obligations under currency agreements and interest swap agreements of such Person and (ix) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any. For purposes hereof, the amount of any guarantee or other contingent obligation in respect of Indebtedness of (A) any other Person (other than a Subsidiary of such Person) shall be deemed to be equal to the maximum amount of such Indebtedness, unless the liability is otherwise limited by the terms of such guarantee or other contingent obligation regarding such Indebtedness, in which case, the amount of such guarantee or other obligation shall be deemed to equal the maximum amount of such liability and (B) any Subsidiary of such Person, at the option of such Person, shall be deemed to be either the amount determined pursuant to clause (A) or the actual outstanding amount of such Indebtedness. For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

     "Independent Financial Advisor" means a firm (i) which does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in LNR or any Subsidiary thereof and (ii) which, in the judgment of the Board of Directors of LNR, is otherwise independent and qualified to perform the task for which it is to be engaged.

     "Interest Swap Obligations" means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on a stated notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

     "Investment" means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any Person. "Investment" shall exclude extensions of trade credit by LNR and its Subsidiaries on commercially reasonable terms in accordance with normal trade practices of LNR or such Subsidiary, as the case may be.

     "Issue Date" means the date of original issuance of the New Notes.

     "Land Partnership" means Lennar Land Partners, a Delaware general partnership.


     "Leisure Colony" means Leisure Colony Management Corp., a Florida corporation, and its successors including any Subsidiary of LNR to which all or substantially all the assets of Leisure Colony Management Corp. are sold, leased or otherwise transferred.


     "Lien" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

     "Mortgage Subsidiary" means a Wholly Owned Subsidiary of LNR to be formed after the Issue Date solely for the purpose of engaging in the mortgage banking business and incidental activities directly related thereto.

     "Non-Recourse Indebtedness" means any Indebtedness of LNR or any of its Subsidiaries that is (i) (A) specifically advanced to finance the acquisition of investment assets and (B) secured only by the assets to which such Indebtedness relates without recourse to LNR or any of its Subsidiaries, (ii) advanced to a Subsidiary of LNR or group of Subsidiaries of LNR formed for the sole purpose of acquiring or holding investment assets (A) against which a loan is obtained that is made without recourse to, and with no cross-collateralization against the assets of, LNR or any other Subsidiary of LNR, and (B) upon complete or partial liquidation of which the loan must be correspondingly completely or partially repaid, as the case may be or (iii) specifically advanced to finance the acquisition of real property and secured by only the real property to which such Indebtedness relates without recourse to LNR or any of its Subsidiaries.

     "Obligations" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Permitted Indebtedness" means, without duplication, each of the following:

          (i) Indebtedness under the New Notes in an aggregate principal amount not in excess of $200,000,000;

          (ii) Indebtedness incurred pursuant to the Credit Agreement in an aggregate outstanding principal amount at any time not to exceed $220,000,000;

          (iii) Interest Swap Obligations of LNR covering Indebtedness of LNR or any of its Subsidiaries; provided, however, that such Interest Swap Obligations are entered into to protect LNR and its Subsidiaries from fluctuations in interest rates on Indebtedness incurred in accordance with the Indenture to the extent the notional principal amount of such Interest Swap Obligation does not exceed the principal amount of the Indebtedness to which such Interest Swap Obligation relates;

          (iv) Indebtedness under Currency Agreements; provided, however, that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of LNR and its Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

          (v) Indebtedness of a Subsidiary to LNR or to a Wholly Owned Subsidiary of LNR for so long as such Indebtedness is held by LNR or a Wholly Owned Subsidiary of LNR, in each case subject to no Liens held by any Person other than LNR or a Wholly Owned Subsidiary of LNR; provided, however, that if on any date any Person other than LNR or a Wholly Owned Subsidiary of LNR acquires any such Indebtedness or obtains a Lien in respect of such Indebtedness, such date shall be deemed the date of incurrence of Indebtedness not constituting Permitted Indebtedness by the issuer of such Indebtedness unless such Indebtedness is otherwise permitted under the Indenture;

          (vi) Indebtedness of LNR to a Wholly Owned Subsidiary of LNR for so long as such Indebtedness is held by a Wholly Owned Subsidiary of LNR, in each case subject to no Lien; provided, however, that (a) any Indebtedness of LNR to any Wholly Owned Subsidiary of LNR is unsecured and subordinated, pursuant to a written agreement, to LNR's obligations under the Indenture and the New Notes at least to the same extent that the Notes are subordinated to Senior Indebtedness and (b) if on any date any Person other than a Wholly Owned Subsidiary of LNR acquires any such Indebtedness or obtains a Lien in respect of such Indebtedness, such date shall be deemed the date of incurrence of Indebtedness not constituting Permitted Indebtedness by LNR unless such Indebtedness is otherwise permitted under the Indenture;

          (vii) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within three business days of incurrence;

          (viii) Indebtedness of LNR or any of its Subsidiaries represented by letters of credit for the account of LNR or such Subsidiaries, as the case may be, in order to provide security for workers' compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

          (ix) Existing Indebtedness outstanding on the Issue Date;

          (x) Non-Recourse Indebtedness of the Mortgage Subsidiary;

          (xi) additional Indebtedness in an aggregate principal amount not to exceed $50.0 million at any time outstanding; and

          (xii) Refinancing Indebtedness.

     "Permitted Transferee" means, with respect to any Person, (i) that Person's spouse, (ii) a parent or lineal descendant (including an adopted child) of a parent of that Person, or the spouse of a lineal descendant of a parent of that Person, (iii) a trustee, guardian or custodian for, or an executor, administrator or other legal representative of the estate of, that Person, or a trustee, guardian or custodian for a Permitted Transferee of that Person, (iv) the trustee of a trust (including a voting trust) for the benefit of that Person and (v) a corporation, partnership or other entity of which that Person and Permitted Transferees of that Person are the beneficial owners of a majority in voting power of the equity.

     "Person" means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

     "Preferred Stock" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

     "Qualified Capital Stock" means any Capital Stock that is not Disqualified Capital Stock.

     "Recourse Indebtedness" means all Indebtedness of LNR and its Subsidiaries other than Non-Recourse Indebtedness.

     "Refinance" means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. "Refinanced" and "Refinancing" shall have correlative meanings.

     "Refinancing Indebtedness" means any Refinancing by LNR or any Subsidiary of LNR of Indebtedness incurred in accordance with the "Limitation on Incurrence of Additional Indebtedness" covenant (other than pursuant to clauses (ii), (iii), (iv), (v), (vi), (vii), (viii), (x), (xi) or (xii) of the definition of Permitted Indebtedness), in each case that does not (1) result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable fees and expenses incurred by LNR or such Subsidiary, as the case may be, in connection with such Refinancing), except to the extent that any such increase in Indebtedness is otherwise permitted by the Indenture or (2) create Indebtedness with (A) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced or (B) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided, however, that (x) if such Indebtedness being Refinanced is Indebtedness of LNR, then such Refinancing Indebtedness shall be Indebtedness solely of LNR and (y) if such Indebtedness being Refinanced is subordinate or junior to the Notes, then such Refinancing Indebtedness shall be subordinate to the Notes at least to the same extent and in the same manner as the Indebtedness being Refinanced.

     "Registration Rights Agreement" means the Registration Rights Agreement dated as of the Issue Date among LNR and the Initial Purchasers.

     "Representative" means the indenture trustee or other trustee, agent or representative in respect of any Designated Senior Indebtedness; provided, however, that if, and for so long as, any Designated Senior Indebtedness lacks such a representative, then the Representative for such Designated Senior Indebtedness shall at all times constitute the holders of a majority in outstanding principal amount of such Designated Senior Indebtedness in respect of any Designated Senior Indebtedness.

     "Senior Indebtedness" means the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on any Indebtedness of LNR, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes. Without limiting the generality of the foregoing, "Senior Indebtedness" shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other amounts owing in respect of, (x) all monetary obligations (including guarantees thereof) of every nature of LNR under the Credit Agreement, including, without limitation, obligations to pay principal and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities, (y) all Interest Swap Obligations (including guarantees thereof) and (z) all obligations (including guarantees) under Currency Agreements, in each case whether outstanding on the Issue Date or thereafter incurred. Notwithstanding the foregoing, "Senior Indebtedness" shall not include
(i) any Indebtedness of LNR to a Subsidiary of LNR or any Affiliate of LNR or any of such Affiliate's Subsidiaries, (ii) Indebtedness to, or guaranteed on behalf of, any shareholder, director, officer or employee of LNR or of any Subsidiary of LNR (including, without limitation, amounts owed for compensation), (iii) Indebtedness to trade creditors and other amounts incurred in connection with obtaining goods, materials or services, (iv) Indebtedness represented by Disqualified Capital Stock, (v) any liability for federal, state, local or other taxes owed or owing by LNR, (vi) that portion of any Indebtedness incurred in violation of the Indenture provisions set forth under "Limitation on Incurrence of Additional Indebtedness," (vii) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title

11, United States Code is without recourse to LNR and (viii) any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of LNR.

     "Senior Recourse Indebtedness" means all Senior Indebtedness other than Senior Indebtedness that is Non-Recourse Indebtedness plus Subsidiary Unsubordinated Indebtedness of each Subsidiary of LNR (but only to the extent not in excess of the book value of the assets of the issuer thereof) other than Subsidiary Unsubordinated Indebtedness of such Subsidiary that is a Non-Recourse Indebtedness.

     "Subordinated Indebtedness" means all Indebtedness of LNR and its Subsidiaries which expressly provides that such Indebtedness shall be subordinated in right of payment to any other Indebtedness.

     "Subsidiary" means, with respect to any Person, (i) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person, (ii) any other Person (other than a partnership) of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person or (iii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

     "Subsidiary Unsubordinated Indebtedness" means all Indebtedness of a Subsidiary of LNR other than Subordinated Indebtedness thereof.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

     "Wholly Owned Subsidiary" means, with respect to any Person, any Subsidiary of such Person (i) of which all the outstanding voting securities normally entitled to vote in the election of directors are owned by such Person or any Wholly Owned Subsidiary of such Person (other than directors qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) or (ii) all the outstanding partnership interests are owned by such Person or any Wholly Owned Subsidiary of such Person.

BOOK-ENTRY SYSTEM

     The certificates representing the New Notes will be issued in fully registered form. The New Notes initially will be represented by a single, permanent global New Note, in definitive, fully registered form without interest coupons (the "Global Note") and will be deposited with the Trustee as custodian for DTC and registered in the name of Cede & Co., as DTC's nominee.

     Upon the issuance of a Global Note, DTC or its nominee will credit the accounts of Persons holding through it with the respective principal amounts of the New Notes represented by such Global Note received by such Persons in the Exchange Offer. Such accounts shall be designated by the Initial Purchasers. Ownership of beneficial interests in a Global Note will be limited to Persons that have accounts with DTC ("participants") or Persons that may hold interests through participants. Any Person acquiring an interest in a Global Note through an offshore transaction in reliance on Regulation S of the Securities Act may hold such interest through Cedel or Euroclear. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by DTC (with respect to participants' interests) and such participants (with respect to the owners of beneficial interests in such Global Note other than participants). The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Note.

     Payment of principal of and interest on New Notes represented by a Global Note will be made in immediately available funds to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the New Notes represented thereby for all purposes under the Indenture. The Company has been advised by DTC that upon receipt of any payment of principal of or interest on any Global Note, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Note as shown on the records of DTC. Payments by participants to owners of beneficial interests in a Global Note held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.

     A Global Note may not be transferred except as a whole by DTC or a nominee of DTC to a nominee of DTC or to DTC. A Global Note is exchangeable for certificated New Notes only if (a) DTC notifies the Company that it is unwilling or unable to continue as a depositary for such Global Note or if at any time DTC ceases to be a clearing agency registered under the Exchange Act, (b) the Company in its discretion at any time determines not to have all the New Notes represented by such Global Note, or (c) there shall have occurred and be continuing a Default or an Event of Default with respect to the New Notes represented by such Global Note. Any Global Note that is exchangeable for certificated New Notes pursuant to the preceding sentence will be exchanged for certificated New Notes in authorized denominations and registered in such names as DTC or any successor depositary holding such Global Note may direct. Subject to the foregoing, a Global Note is not exchangeable, except for a Global Note of like denomination to be registered in the name of DTC or any successor depositary or its nominee. In the event that a Global Note becomes exchangeable for certificated New Notes, (a) certificated New Notes will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof,
(b) payment of principal of, and premium, if any, and interest on, the certificated New Notes will be payable, and the transfer of the certificated New Notes will be registerable, at the office or agency of the Company maintained for such purposes and (c) no service charge will be made for any registration of transfer or exchange of the certificated New Notes, although the Company may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.

     So long as DTC or any successor depositary for a Global Note, or any nominee, is the registered owner of such Global Note, DTC or such successor depositary or nominee, as the case may be, will be considered the sole owner or holder of the New Notes represented by such Global Note for all purposes under the Indenture and the New Notes. Except as set forth above, owners of beneficial interests in a Global Note will not be entitled to have the New Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of certificated New Notes in definitive form and will not be considered to be the owners or holders of any New Notes under such Global Note. Accordingly, each Person owning a beneficial interest in a Global Note must rely on the procedures of DTC or any successor depositary, and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of holders or that an owner of a beneficial interest in a Global Note desires to give or take any action which a holder is entitled to give or take under the Indenture, DTC or any successor depositary would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     DTC has advised the Company that DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (which may include the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations some of whom (or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in Global Securities among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the Trustee or the Initial Purchasers will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

                 SALES OF NEW NOTES RECEIVED BY BROKER-DEALERS


     Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with sales of New Notes received in exchange for Old Notes which were acquired as a result of market-making activities or other trading activities. The Company has agreed that, starting on the Expiration Date and ending on the close of business on the first anniversary of the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until October 5, 1998, all dealers effecting transactions in the New Notes may be required to deliver a prospectus.


     The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of those methods of resale, at prices which may or may not be based upon market prices prevailing at the time of the sale. Any such sale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the selling broker-dealer and/or the purchasers of the New Notes. Any broker-dealer that sells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit from sale of the New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation. The Letter of Transmittal states that a broker-dealer will not, by delivering a prospectus, be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of one year after the Expiration Date, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for the holders of the Old Notes other than commissions or concessions of any brokers or dealers, and the Company will indemnify the holders of the Old Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The legality of the New Notes being offered hereby will be passed upon for the Company by Rogers & Wells LLP, New York.

                                    EXPERTS


     The consolidated financial statements of the Company as of November 30, 1997 and 1996 and for each of the three years in the period ended November 30, 1997 included in this Prospectus and the related financial statement schedules included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors as stated in their report appearing herein and elsewhere in the registration statement, and have been so included in reliance upon such report of such firm given upon their authority as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS


LNR PROPERTY CORPORATION AND SUBSIDIARIES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS



     The following audited consolidated financial statements and unaudited consolidated condensed financial statements of LNR Property Corporation and subsidiaries are presented herein on the pages indicated below:



FINANCIAL STATEMENTS:                                         PAGE
---------------------                                         ----
Report of Independent Auditors..............................   F-2
Consolidated Balance Sheets as of November 30, 1997 and
  1996......................................................   F-3
Consolidated Statements of Earnings for the Years Ended
  November 30, 1997, 1996 and 1995..........................   F-4
Consolidated Statements of Parent Company Investment and
  Stockholders' Equity for the Years Ended November 30,
  1997, 1996 and 1995.......................................   F-5
Consolidated Statements of Cash Flows for the Years Ended
  November 30, 1997, 1996 and 1995..........................   F-6
Notes to Consolidated Financial Statements for the Years
  Ended November 30, 1997, 1996 and 1995....................   F-8
Consolidated Condensed Balance Sheet as of May 31, 1998
  (Unaudited)...............................................  F-27
Consolidated Condensed Statements of Earnings for the Three
  and Six Month Periods Ended May 31, 1998 and 1997
  (Unaudited)...............................................  F-28
Consolidated Condensed Statements of Cash Flows for the
  Three and Six Month Periods Ended May 31, 1998 and 1997
  (Unaudited)...............................................  F-29
Notes to Consolidated Condensed Financial Statements for the
  Six Months Ended May 31, 1998 and 1997....................  F-31

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of LNR Property Corporation:

     We have audited the accompanying consolidated balance sheets of LNR Property Corporation and subsidiaries (the "Company") as of November 30, 1997 and 1996 and the related consolidated statements of earnings, cash flows and Parent Company investment and stockholders' equity for each of the three years in the period ended November 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LNR Property Corporation and subsidiaries at November 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1997, in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, effective December 1, 1994, the Company changed its method of accounting for its investments in debt securities to conform with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. Effective December 1, 1996, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.


DELOITTE & TOUCHE LLP


Miami, Florida
February 3, 1998
(February 18, 1998, as to Note 16)

                   LNR PROPERTY CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS


                                                               AS OF NOVEMBER 30,
                                                              ---------------------
                                                                 1997        1996
                                                              ----------    -------
                                                              (IN THOUSANDS, EXCEPT
                                                               PER SHARE AMOUNTS)
                                      ASSETS
Cash and cash equivalents...................................  $   34,059      2,295
Restricted cash.............................................      56,637      1,552
Investment securities.......................................     304,660    263,842
Mortgage loans, net.........................................      86,849     64,441
Operating properties and equipment, net.....................     228,598    203,266
Land held for investment....................................      83,297     91,177
Investments in and advances to partnerships.................     159,359    110,180
Deferred income taxes.......................................      23,974     10,067
Other assets................................................      45,904      6,148
                                                              ----------    -------
          Total assets......................................  $1,023,337    752,968
                                                              ==========    =======

          LIABILITIES, PARENT COMPANY INVESTMENT AND STOCKHOLDERS' EQUITY
Liabilities
  Accounts payable..........................................  $    4,244      2,698
  Accrued expenses and other liabilities....................      36,708     27,931
  Mortgage notes and other debts payable....................     391,171    354,406
                                                              ----------    -------
          Total liabilities.................................     432,123    385,035
                                                              ----------    -------
Minority interests..........................................      22,126        885
                                                              ----------    -------
Commitments and contingent liabilities (Note 13)

Parent Company investment...................................          --    367,048

Stockholders' equity
  Common stock, $.10 par value, 150,000 shares authorized,
     25,144 shares issued and outstanding...................       2,515         --
  Class B common stock, $.10 par value, 40,000 shares
     authorized, 10,984 shares issued and outstanding.......       1,098         --
  Additional paid-in capital................................     544,548         --
  Retained earnings.........................................         370         --
  Unrealized gain on available-for-sale securities, net.....      20,557         --
                                                              ----------    -------
          Total Parent Company investment and stockholders'
            equity..........................................     569,088    367,048
                                                              ----------    -------
          Total liabilities, Parent Company investment and
            stockholders' equity............................  $1,023,337    752,968
                                                              ==========    =======


          See accompanying notes to consolidated financial statements.

                   LNR PROPERTY CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS


                                                                YEARS ENDED NOVEMBER 30,
                                                              -----------------------------
                                                               1997       1996       1995
                                                              -------    -------    -------
                                                                  (IN THOUSANDS, EXCEPT
                                                                   PER SHARE AMOUNTS)
Revenues
  Rental income.............................................  $56,334     59,215     51,664
  Equity in earnings of partnerships........................   30,149     51,862     31,203
  Interest income...........................................   41,446     28,726     20,475
  Gains on sales of:
     Real estate............................................   18,076      3,669     15,776
     Investment securities..................................    5,359      1,735        513
  Management fees...........................................   13,385     18,229     10,274
  Other, net................................................    2,734         --      2,910
                                                              -------    -------    -------
          Total revenues....................................  167,483    163,436    132,815
                                                              -------    -------    -------
Costs and expenses
  Cost of rental operations.................................   35,767     38,126     30,890
  General and administrative................................   26,584     20,756     15,155
  Depreciation..............................................    6,060      5,916      5,671
  Other, net................................................       --        658         --
                                                              -------    -------    -------
          Total costs and expenses..........................   68,411     65,456     51,716
                                                              -------    -------    -------
Operating earnings..........................................   99,072     97,980     81,099
Interest expense............................................   26,584     20,513     14,692
                                                              -------    -------    -------
Earnings before income taxes................................   72,488     77,467     66,407
Income taxes................................................   28,270     30,212     25,899
                                                              -------    -------    -------
Net earnings................................................  $44,218     47,255     40,508
                                                              =======    =======    =======
Net earnings per share......................................  $  1.21
                                                              =======
Weighted average common and common equivalent shares
  outstanding...............................................   36,434
                                                              =======


          See accompanying notes to consolidated financial statements.

                   LNR PROPERTY CORPORATION AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF PARENT COMPANY INVESTMENT
                            AND STOCKHOLDERS' EQUITY


                                                                 YEARS ENDED NOVEMBER 30,
                                                              -------------------------------
                                                                1997        1996       1995
                                                              ---------    -------    -------
                                                                      (IN THOUSANDS)
PARENT COMPANY INVESTMENT:
Beginning balance...........................................  $ 367,048    370,903    396,403
Net earnings, December 1, 1996 through October 31, 1997.....     43,848     47,255     40,508
Advances (to) from Parent Company...........................    145,617    (53,240)   (71,778)
Change in unrealized gain on available-for-sale securities,
  net.......................................................     10,874      2,130      5,770
Spin-off of LNR from Parent Company.........................   (567,387)        --         --
                                                              ---------    -------    -------
  Balance at November 30....................................         --    367,048    370,903
                                                              ---------    -------    -------
COMMON STOCK:
Beginning balance...........................................         --         --         --
Spin-off of LNR from Parent Company.........................      3,613         --         --
Conversion of common stock to Class B common stock..........     (1,098)        --         --
                                                              ---------    -------    -------
  Balance at November 30....................................      2,515         --         --
                                                              ---------    -------    -------
CLASS B COMMON STOCK:
Beginning balance...........................................         --         --         --
Conversion of common stock to Class B common stock..........      1,098         --         --
                                                              ---------    -------    -------
  Balance at November 30....................................      1,098         --         --
                                                              ---------    -------    -------
ADDITIONAL PAID-IN CAPITAL:
Beginning balance...........................................         --         --         --
Spin-off of LNR from Parent Company.........................    545,000         --         --
Cash dividends -- common stock..............................       (452)        --         --
                                                              ---------    -------    -------
  Balance at November 30....................................    544,548         --         --
                                                              ---------    -------    -------
RETAINED EARNINGS:
Beginning balance...........................................         --         --         --
Net earnings, November 1 through November 30, 1997..........        370         --         --
                                                              ---------    -------    -------
  Balance at November 30....................................        370         --         --
                                                              ---------    -------    -------
UNREALIZED GAIN ON AVAILABLE-FOR-SALE SECURITIES, NET:
Beginning balance...........................................         --         --         --
Spin-off of LNR from Parent Company.........................     18,774         --         --
Change in unrealized gain on available-for-sale securities,
  net, November 1 through November 30, 1997.................      1,783         --         --
                                                              ---------    -------    -------
  Balance at November 30....................................     20,557         --         --
                                                              ---------    -------    -------
          Total Parent Company investment and stockholders'
            equity..........................................  $ 569,088    367,048    370,903
                                                              =========    =======    =======


          See accompanying notes to consolidated financial statements.

                   LNR PROPERTY CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                 YEARS ENDED NOVEMBER 30,
                                                              ------------------------------
                                                                1997       1996       1995
                                                              --------    -------    -------
                                                                      (IN THOUSANDS)
Cash flows from operating activities:
  Net earnings..............................................  $ 44,218     47,255     40,508
  Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
     Depreciation...........................................     6,060      5,916      5,671
     Minority interest......................................       238         --         --
     Amortization of discount on mortgage loans and loan
       costs................................................       (91)        (6)      (881)
     Gains on sales of real estate..........................   (18,076)    (3,669)   (15,776)
     Equity in earnings of partnerships.....................   (30,149)   (51,862)   (31,203)
     Gain on sales of investment securities.................    (5,359)    (1,735)      (513)
     Decrease in deferred income taxes......................   (21,999)   (12,614)   (14,742)
     Changes in assets and liabilities:
       Increase in restricted cash..........................   (10,182)      (155)    (1,397)
       Decrease (increase) in other assets..................   (17,898)     8,129     (3,892)
       Decrease (increase) in mortgage loans held for
          sale..............................................   (14,910)    (9,776)    10,285
       Increase in accounts payable and accrued
          liabilities.......................................    11,886      6,694      8,910
                                                              --------    -------    -------
          Net cash (used in) operating activities...........   (56,262)   (11,823)    (3,030)
                                                              --------    -------    -------
Cash flows from investing activities:
  Operating properties and equipment
     Additions..............................................   (79,830)   (19,269)    (9,511)
     Sales..................................................    71,664     11,667     21,804
  Land held for investment
     Additions..............................................   (21,435)    (3,699)    (5,911)
     Sales..................................................    10,733      4,258     16,365
  Investments in and advances to partnerships...............    (5,342)   (12,138)   (70,442)
  Distributions from partnerships...........................    79,693     95,361     93,899
  Purchases of other investments............................   (21,857)        --         --
  Purchase of mortgage loans held for investment............      (349)   (15,927)   (39,730)
  Proceeds from mortgage loans held for investment..........     1,116      9,616      5,374
  Purchase of investment securities.........................   (96,386)   (96,295)   (57,450)
  Proceeds from sales of investment securities and other....   110,714     19,773     11,019
  Interest received on CMBS in excess of income
     recognized.............................................    21,241     10,123      5,773
                                                              --------    -------    -------
          Net cash provided by (used in) investing
            activities......................................    69,962      3,470    (28,810)
                                                              --------    -------    -------
Cash flows from financing activities:
  Payment of dividends......................................      (452)        --         --
  Net borrowings under repurchase agreements and revolving
     credit lines...........................................       240     76,424    109,482
  Mortgage notes and other debts payable
     Proceeds from borrowings...............................    35,377      1,255         --
     Principal payments.....................................   (17,101)   (18,752)    (1,323)
  Payments (to) from Parent Company.........................        --    (52,478)   (73,708)
                                                              --------    -------    -------
          Net cash provided by financing activities.........    18,064      6,449     34,451
                                                              --------    -------    -------
  Net increase (decrease) in cash and cash equivalents......    31,764     (1,904)     2,611
  Cash and cash equivalents at beginning of year............     2,295      4,199      1,588
                                                              --------    -------    -------
  Cash and cash equivalents at end of year..................  $ 34,059      2,295      4,199
                                                              ========    =======    =======

                   LNR PROPERTY CORPORATION AND SUBSIDIARIES

                                                                 YEARS ENDED NOVEMBER 30,
                                                              ------------------------------
                                                                1997       1996       1995
                                                              --------    -------    -------
                                                                      (IN THOUSANDS)
Supplemental disclosures of cash flow information:
  Cash paid for interest, net of amounts capitalized........  $ 25,341     20,428     14,489
  Cash paid for taxes.......................................  $  3,660         --         --

Supplemental disclosures of non-cash investing and financing activities:
  Purchases of investment securities financed by sellers....  $ 50,280     25,619     24,162
  Purchase of an operating property financed by a mortgage
     note...................................................  $     --     17,400         --
  Contribution of loans held for investment to acquire an
     investment in partnership..............................  $     --         --     27,651
  Purchase of a mortgage loan financed by revolving credit
     line...................................................  $ 33,092         --         --

Spin-off of LNR from Parent Company:
  Increase in Parent Company investment due to transfer of
     certain assets, liabilities and minority interests
     prior to Spin-off......................................  $145,617         --         --
  Increase in Parent Company investment due to change in
     unrealized gain on for-sale securities, net............  $ 10,874         --         --
Supplemental disclosure of non-cash transfers:

  Transfer of mortgage loans to land held for investment....  $     --      2,273         --
  Transfer of operating properties to land held for
     investment.............................................  $  1,826         --         --
  Transfer of other assets to accounts payable and accrued
     expenses...............................................  $  1,563         --         --
  Transfer of Parent Company investment to common stock.....  $  3,613         --         --
  Transfer of Parent Company investment to additional
     paid-in capital........................................  $545,000         --         --


          See accompanying notes to consolidated financial statements.

                   LNR PROPERTY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        NOVEMBER 30, 1997, 1996 AND 1995

1.  SUMMARY OF ORGANIZATION, BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  Description of Business

     LNR Property Corporation ("LNR") and subsidiaries (collectively, the "Company"), a Delaware corporation, was formed in June 1997. The Company operates a real estate investment and management business which engages principally in (i) developing and managing commercial real estate, (ii) acquiring, managing and repositioning commercial real estate loans and properties, (iii) acquiring (often in partnership with financial institutions and real estate funds) and managing portfolios of real estate assets, (iv) investing in non-investment grade commercial mortgage backed securities ("CMBS") as to which the Company has the right to be the special servicer (i.e., to oversee workouts of underperforming loans) and (v) originating high yielding real estate related loans.

  Spin-off Transaction

     Prior to October 31, 1997, Lennar Corporation (the "Parent Company" or "Lennar") transferred its real estate investment and management business to the Company. On October 31, 1997, Lennar effected a spin-off of the Company to Lennar's stockholders (the "Spin-off") by distributing to them one share of LNR stock for each share of Lennar stock they held.

     The assets and liabilities of Lennar and its subsidiaries were divided between the Company and Lennar and its homebuilding subsidiaries so that Lennar and its homebuilding subsidiaries would have a net worth of $200 million (with specified adjustments) and the remaining net worth was transferred to the Company.

     In connection with the Spin-off, Lennar and the Company agreed that at least until December 2002, Lennar and its homebuilding subsidiaries would not engage in the businesses in which the Company currently is engaged and the Company would not engage in the businesses in which Lennar and its homebuilding subsidiaries currently are engaged (except in limited areas in which the activities of the two groups overlap).

  Basis of Presentation and Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The assets, liabilities and results of operations of entities (both corporations and partnerships) in which the Company has a controlling interest have been consolidated. The ownership interests of noncontrolling owners in such entities are reflected as minority interests. The Company's investments in partnerships (and similar entities) in which less than a controlling interest is held are accounted for by the equity method (when significant influence can be exerted by the Company), or the cost method. All significant intercompany transactions and balances have been eliminated.

     For periods prior to the Spin-off, the financial statements of the Company are presented as if the Company had been a separate combined group. Expenses which related both to the businesses operated by the Company and the businesses retained by Lennar have been allocated on a basis which the Company believes is reasonable. However, the expenses allocated to the Company are not necessarily the same as those the Company would have incurred if it had operated independently, and in general, the results of operations, financial position and cash flows reflected in the consolidated financial statements of the Company are not necessarily the same as those which would have been realized if the Company had been operated independently of Lennar during the periods to which those financial statements relate.

     The Company began accumulating retained earnings immediately following the Spin-off on October 31, 1997.

                   LNR PROPERTY CORPORATION AND SUBSIDIARIES

  Net Earnings Per Share

     The Company was formed in June 1997 and had no outstanding stock prior to formation; therefore, net earnings per share have not been calculated for the fiscal years ended November 30, 1996 and 1995 in the attached consolidated financial statements. Earnings per share for 1997 are computed as though the shares issued in the Spin-off had been outstanding throughout the year.

     Net earnings per share is computed by dividing net earnings by the weighted average number of the total common shares and Class B common shares and common stock equivalents outstanding during the period. The dilutive effect of all outstanding stock options is considered common stock equivalents and is calculated using the treasury stock method.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Due to the short maturity period of the cash equivalents, the carrying amount of these instruments approximates their fair value.

  Investment Securities

     Investment securities are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This standard requires that debt and equity securities that have determinable fair values are classified as available-for-sale unless they are classified as held-to-maturity or trading. Securities classified as held-to-maturity are carried at amortized cost because they are purchased with the intent and ability to hold to maturity. At November 30, 1997 and 1996, no securities were held for trading purposes.

     Securities classified as available-for-sale are recorded at fair value in the consolidated balance sheet, with unrealized holding gains or losses, net of tax effects, reported as a separate component of stockholders' equity. Realized gains and losses, as well as unrealized losses that are other than temporary, are recognized in earnings. The cost of securities sold is based on the specific identification method.

  Mortgage Loans, Net

     Mortgage loans held for sale are recorded at the lower of cost or market, estimated on a discounted cash flow basis using market interest rates. Purchase discounts recorded on these loans are presented as a reduction of the carrying amount of the loans and are not amortized. Mortgage loans held for investment are carried net of unamortized discounts and are amortized utilizing a methodology that results in a level yield.

     The Company provides an allowance for credit losses related to loans based upon the Company's historical loss experience and other factors.

  Operating Properties and Equipment, Net and Land Held for Investment

     Operating properties and equipment and land held for investment are recorded at cost. Depreciation for operating properties and equipment is calculated to amortize the cost of depreciable assets over their estimated useful lives using the straight-line method. The range of estimated useful lives for operating properties is 15 to 40 years and for equipment is 2 to 10 years.

     In March 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 requires companies to evaluate long-lived assets for impairment based on the undiscounted future cash flows of the asset. If a long-lived asset is identified as impaired, the value of the asset must be reduced to its fair value. The Company's operating properties and land holdings would be considered long-lived assets under this

                   LNR PROPERTY CORPORATION AND SUBSIDIARIES pronouncement. The Company adopted this statement in the first quarter of its fiscal year ended November 30, 1997 and it did not have any material effect on the Company's financial position, results of operations or cash flows.

  Revenue Recognition

     Interest income is comprised of interest received plus amortization of the discount between the carrying value of each mortgage loan held for investment or investment security and its unpaid principal balance using a methodology which results in a level yield.

     Revenues from sales of real estate (including the sales of land held for investment and operating properties) are recognized when a significant down payment is received, the earnings process is complete and the collection of any remaining receivables is reasonably assured. Management fees are recognized in income when they are earned and realization is reasonably assured.

     The Company applies the provisions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" in accounting for sales of investment securities and other financial assets. This statement requires that transfers of financial and servicing assets be recognized as sales when control has been surrendered.

  Income Taxes

     Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under SFAS 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured by using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to reverse.

  Stock Option Plans

     At November 30, 1997, the Company had one stock option plan, which is described in Note 11. The Company grants stock options to certain employees for a fixed number of shares with an exercise price not less than the fair value of the shares at the date of grant. The Company accounts for the stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company applies the disclosure only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  New Accounting Pronouncements

     In February 1997, the FASB issued SFAS No. 128, "Earnings per Share." This statement is effective for the Company beginning with the first quarter of 1998 and earlier adoption is not permitted. This statement requires that the current calculations of earnings per share be replaced by basic and diluted earnings per share calculations. Under the new guidance, basic and diluted earnings per share would be $1.22 for 1997.

     Also in February 1997, the FASB issued SFAS No. 129, "Disclosure of Information About Capital Structure." SFAS No. 129, which applies to all entities that have issued securities, requires in summary form, the pertinent rights and privileges of the various securities outstanding. Examples of information that must be

                   LNR PROPERTY CORPORATION AND SUBSIDIARIES disclosed are dividend and liquidation preferences, participation rights, call prices and dates, conversion or exercise prices or rates and pertinent dates, sinking-fund requirements, unusual voting rights and significant terms of contracts to issue additional shares. SFAS No. 129 is effective for financial statements issued for periods ending after December 15, 1997.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement is effective for fiscal years beginning after December 15, 1997, and requires reclassification of comparative purpose financial statements for all earlier periods presented.

  Reclassifications

     Certain reclassifications have been made to the prior year consolidated financial statements to conform to the 1997 presentation.

2.  RESTRICTED CASH


                                                                NOVEMBER 30,
                                                              ----------------
                                                               1997      1996
                                                              -------    -----
                                                               (IN THOUSANDS)
Short-term investment securities............................  $44,902       --
Funds held in trust for asset purchases.....................   10,007       --
Tenant security deposits....................................    1,728    1,552
                                                              -------    -----
                                                              $56,637    1,552
                                                              =======    =====


     The short-term investment securities are collateral for a $44.5 million letter of credit, which provides credit enhancement to $277.3 million of tax-exempt bonds. The bonds are secured by five high-rise, class A, apartment buildings in Manhattan, New York. The Company receives interest on the short-term investment as well as 600 basis points per year for providing the credit enhancement.

3.  INVESTMENT SECURITIES

     Investment securities consist of investments in various issues of rated and unrated portions of CMBS. The Company's investment in rated CMBS is classified as available-for-sale and its investment in unrated CMBS is classified as held-to-maturity. In general, principal payments on each class of security are made in the order of the stated maturities of each class so that no payment of principal will be made on any class until all classes having an earlier maturity date have been paid in full. The Company's investment securities have stated maturity dates in years 2001 through 2028 and carry stated interest rates ranging from 6.50% to 11.42%. These securities are, in effect, subordinate to other securities of classes with earlier maturities. The annual principal repayments on a particular class are dependent upon collections on the underlying mortgages, affected by prepayments and extensions, and as a result, the actual maturity of any class of securities may differ from its stated maturity.

     These investments represent securities which are collateralized by pools of mortgage loans on commercial real estate assets located across the country. Concentrations of credit risk with respect to these securities are limited due to the diversity of the underlying loans across geographical areas and diversity among property types. In addition, the Company only invests in these securities when it performs significant due diligence analysis on the real estate supporting the underlying loans and when it has the right to select itself as special

                   LNR PROPERTY CORPORATION AND SUBSIDIARIES servicer for the entire securitization. As special servicer, the Company impacts the performance of the securitization by using its loan workout and asset management expertise to resolve non-performing loans.

     The Company's investment securities consisted of the following:


                                                                 NOVEMBER 30,
                                                              -------------------
                                                                1997       1996
                                                              --------    -------
                                                                (IN THOUSANDS)
Available-for-sale..........................................  $188,434    193,869
Held-to-maturity............................................   116,226     69,973
                                                              --------    -------
                                                              $304,660    263,842
                                                              ========    =======


     At November 30, 1997 and 1996, the amortized cost and fair value of investment securities consisted of the following:


                                                            GROSS UNREALIZED
                                               AMORTIZED    ----------------     FAIR
                                                 COST       GAINS     LOSSES     VALUE
                                               ---------    ------    ------    -------
                                                            (IN THOUSANDS)
1997
  Available-for-sale.........................  $154,734     33,918      (218)   188,434
  Held-to-maturity...........................  $116,226     37,291        --    153,517
1996
  Available-for-sale.........................  $180,918     14,626    (1,675)   193,869
  Held-to-maturity...........................  $ 69,973     19,490        --     89,463


     During 1997, proceeds from the sale of available-for-sale securities amounted to $111.5 million and resulted in gross realized gains of $5.4 million, primarily as a result of a Re-REMIC securitization transaction. The Re-REMIC transaction was the securitization of the cash flows from certain pre-existing CMBS bonds. In that transaction, the Company sold approximately $140.0 million of rated non-investment grade CMBS bonds to a trust. During 1996, proceeds from the sale of available-for-sale securities amounted to $18.1 million and resulted in gross realized gains of $1.7 million.

4.  MORTGAGE LOANS, NET


                                                                 NOVEMBER 30,
                                                              ------------------
                                                               1997       1996
                                                              -------    -------
                                                                (IN THOUSANDS)
Mortgage loans..............................................  $95,593     80,271
Allowance for losses........................................   (2,038)    (4,979)
Unamortized discounts.......................................   (6,706)   (10,851)
                                                              -------    -------
                                                              $86,849     64,441
                                                              =======    =======


     At November 30, 1997 and 1996, the balance of mortgage loans classified as held for sale were $64.4 million and $41.6 million, respectively, and classified as held for investment were $22.4 million and $22.8 million, respectively.

                   LNR PROPERTY CORPORATION AND SUBSIDIARIES

5.  OPERATING PROPERTIES AND EQUIPMENT, NET


                                                                 NOVEMBER 30,
                                                              -------------------
                                                                1997       1996
                                                              --------    -------
                                                                (IN THOUSANDS)
Rental apartments...........................................  $ 98,068     70,357
Office buildings............................................    67,455     65,725
Retail centers..............................................    54,494     60,344
Hotels......................................................    18,735     18,713
Industrial buildings........................................     2,862      4,373
Other.......................................................    15,762     14,498
                                                              --------    -------
  Total land and buildings..................................   257,376    234,010
Furniture, fixtures and equipment...........................     7,318      5,028
                                                              --------    -------
                                                               264,694    239,038
Accumulated depreciation....................................   (36,096)   (35,772)
                                                              --------    -------
                                                              $228,598    203,266
                                                              ========    =======


     The Company leases as lessor its retail, office and other facilities under non-cancelable operating leases with terms in excess of twelve months. The future minimum rental revenues under these leases subsequent to November 30, 1997 are as follows (in thousands): 1998 -- $14,857; 1999 -- $13,599; 2000 --
$11,958; 2001 -- $9,798; 2002 -- $9,786 and thereafter -- $55,435.

6.  INVESTMENTS IN AND ADVANCES TO PARTNERSHIPS

     Summarized financial information on a combined 100% basis related to the Company's significant partnerships accounted for by the equity method at November 30, 1997 and 1996 follows:


                                                                 NOVEMBER 30,
                                                              -------------------
                                                                1997       1996
                                                              --------    -------
                                                                (IN THOUSANDS)
Assets
  Cash......................................................  $ 36,792     53,109
  Portfolio investments.....................................   872,090    839,441
  Other assets..............................................    32,585     16,213
                                                              --------    -------
                                                              $941,467    908,763
                                                              ========    =======
Liabilities and equity
  Accounts payable and other liabilities....................  $ 61,105     57,557
  Notes and mortgages payable...............................   385,115    425,716
  Equity of:
     The Company............................................   164,065    119,133
     Others.................................................   331,182    306,357
                                                              --------    -------
                                                              $941,467    908,763
                                                              ========    =======


     The equity of the Company in the partnerships' financial statements shown above exceeds the Company's recorded investment in and advances to the partnerships by $4.7 million and $9.0 million at November 30, 1997 and 1996, respectively, primarily due to purchase discounts. Portfolio investments consist primarily of mortgage loans and business loans collateralized by real property, as well as commercial properties and land held for development, investment or sale.

                   LNR PROPERTY CORPORATION AND SUBSIDIARIES

                                                          YEARS ENDED NOVEMBER 30,
                                                       ------------------------------
                                                         1997       1996       1995
                                                       --------    -------    -------
                                                               (IN THOUSANDS)
Revenues.............................................  $213,238    257,062    280,286
Costs and expenses...................................   125,693     87,629    115,269
                                                       --------    -------    -------
Earnings of partnerships.............................  $ 87,545    169,433    165,017
                                                       ========    =======    =======
The Company's share of earnings......................  $ 30,149     51,862     31,203
                                                       ========    =======    =======


     In connection with the Spin-off, Lennar transferred parcels of land to the Company and the Company transferred these parcels to Lennar Land Partners in exchange for a 50% partnership interest in Lennar Land Partners. The net book value of the assets contributed to Lennar Land Partners was $92.3 million. Lennar Land Partners was formed so that Lennar and the Company could share the risks and profits of ownership of real property previously acquired by Lennar, primarily for use in its homebuilding activities. Lennar manages the day-to-day activities of Lennar Land Partners under a management agreement.

     At November 30, 1997 and 1996, the Company's equity interests in all other significant partnerships ranged from 15% to 50%. These partnerships are involved in the acquisition and management of portfolios of real estate loans and properties. The Company shares in the profits and losses of these partnerships and, when appointed the manager of the partnerships, receives fees for the management and disposition of the assets. The outstanding debt of Lennar Land Partners and one second-tier partnership, amounting to $119.0 million at November 30, 1997, is guaranteed by the Company.

7.  MORTGAGE NOTES AND OTHER DEBTS PAYABLE


                                                                 NOVEMBER 30,
                                                              -------------------
                                                                1997       1996
                                                              --------    -------
                                                                (IN THOUSANDS)
Secured without recourse to the Company
  Mortgage notes on operating properties and land with a
     fixed interest rate of 7.4%, due December 2003.........  $ 20,640     23,994
  Mortgage notes on operating properties and land with a
     floating interest rate (8.5% at November 30, 1997), due
     July 1999..............................................    21,998         --
Other secured debt
  Mortgage notes on operating properties and land with fixed
     interest rates from 7.4% to 8.0%, due through 2004.....    25,659     47,648
  Mortgage notes on operating properties and land with
     floating interest rates (4.2% to 9.5% at November 30,
     1997), due through December 2010.......................    21,972         --
  Repurchase agreements with floating interest rates (6.7%
     to 7.2% at November 30, 1997), secured by CMBS, due
     through October 1998...................................   177,386    118,182
  Revolving credit lines with floating interest rates (6.7%
     to 6.9% at November 30, 1997), secured by CMBS and
     mortgage loans, due through August 1998................   110,909     97,582
Unsecured revolving credit notes payable with floating
  interest rates............................................        --     67,000
Unsecured note payable to Lennar with a fixed interest rate
  of 10%, due December 1997.................................    12,607         --
                                                              --------    -------
                                                              $391,171    354,406
                                                              ========    =======

                   LNR PROPERTY CORPORATION AND SUBSIDIARIES

     Information concerning the Company's more significant debt instruments is as follows:

  Repurchase Agreements

     The Company, through certain subsidiaries, has entered into two reverse repurchase agreements through which it finances selected CMBS. The agreements have an aggregate commitment of $310 million under which $177 million was outstanding at November 30, 1997. Interest is variable, corresponds to the rating assigned to the CMBS and is based on LIBOR plus specified percentages. The agreements mature during 1998 and are expected to be refinanced or extended on substantially the same terms as the existing agreements. LNR has guaranteed the obligations of its subsidiaries under these agreements and the agreements are collateralized by the CMBS.

  Revolving Credit Lines

     The Company, through certain subsidiaries, has three revolving credit lines with an aggregate commitment of $125 million under which $111 million was outstanding at November 30, 1997. Interest is variable and is based on LIBOR or commercial paper rates plus specified percentages. The lines are collateralized by CMBS and mortgage loans. The lines mature during 1998 and are expected to be refinanced or extended on substantially the same terms as the existing lines. The agreements also contain certain financial tests and restrictive covenants, none of which are currently expected to restrict the Company's activities. LNR has guaranteed the obligations of its subsidiaries under these agreements.

  Unsecured Revolving Credit Notes Payable

     On December 5, 1997, the Company and certain of its subsidiaries, entered into a $200 million revolving credit agreement (the "Revolving Credit Agreement") which expires on December 31, 2000, with the option of a one year extension. As of closing of the Revolving Credit Agreement, the Company had commitments totaling $82 million. The remaining amount is currently being syndicated. Interest is calculated at LIBOR plus a margin, which varies based on the Company's leverage and debt ratings. Had there been outstanding amounts under this facility at November 30, 1997, the interest rate would have been 7.0%. The agreements also contain certain financial tests and restrictive covenants, none of which are currently expected to restrict the Company's activities.

     The aggregate principal maturities of mortgage notes and other debts payable subsequent to November 30, 1997, are as follows (in thousands):
1998 -- $302,668; 1999 -- $24,432; 2000 -- $5,844; 2001 -- $1,359;
2002 -- $7,606 and thereafter -- $49,262. All of the notes secured by land contain collateral release provisions.

8.  MINORITY INTERESTS

     Minority interests relate to the third party ownership interest in partnerships in which the Company has a controlling interest. For financial reporting purposes the partnerships' assets, liabilities and earnings are consolidated with those of the Company, and the other partners' interests in the partnerships are included in the Company's consolidated financial statements as minority interest. The primary component of minority interests at November 30, 1997, representing $18.9 million, relates to the Company's interest in a partnership which provides credit enhancement to $44.5 million of a $277.3 million issue of tax-exempt bonds collateralized by commercial real estate. See
Note 2.

9.  INCOME TAXES

     The Company was included in the consolidated federal income tax returns of Lennar through the date of the Spin-off. Under the Agreement with Lennar, the Company is required to reimburse Lennar for the income

                   LNR PROPERTY CORPORATION AND SUBSIDIARIES taxes resulting from the Company's 1997 activity. Lennar is responsible for the preparation of all income tax returns prior to the Spin-off and it will be determined at the time of filing of the relevant returns whether the Company has under or over paid its portion of the liability. The final cash settlement with Lennar for income taxes will result in an adjustment of the Company's recorded deferred tax asset and liability balances. The Company's provision for federal and state income taxes in the accompanying consolidated statement of earnings for the period prior to the Spin-off have been calculated based on the Company's income and temporary differences as if it filed a separate return. For the post Spin-off period, the provision for income taxes has been based on the stand-alone operations of the Company.

     The provisions for income taxes consisted of the following for the years ended November 30, 1997, 1996 and 1995:


                                                         1997       1996       1995
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
Current
  Federal.............................................  $43,802     37,866     35,593
  State...............................................    6,467      4,960      5,048
                                                        -------    -------    -------
                                                         50,269     42,826     40,641
                                                        -------    -------    -------
Deferred
  Federal.............................................  (18,432)   (12,337)   (15,303)
  State...............................................   (3,567)      (277)       561
                                                        -------    -------    -------
                                                        (21,999)   (12,614)   (14,742)
                                                        -------    -------    -------
Total expense.........................................  $28,270     30,212     25,899
                                                        =======    =======    =======


     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant temporary differences of the Company's deferred tax assets and liabilities at November 30, 1997 and 1996 are as follows:


                                                                NOVEMBER 30,
                                                              -----------------
                                                               1997       1996
                                                              -------    ------
                                                               (IN THOUSANDS)
Deferred tax assets
  Reserves and accruals.....................................  $ 7,398     8,472
  Investment securities income..............................   19,091    13,043
  Investment in partnerships................................   24,704    11,251
  Acquisition adjustments...................................   15,943     3,236
  Other.....................................................      277        --
                                                              -------    ------
          Total deferred tax assets.........................   67,413    36,002
                                                              -------    ------

                   LNR PROPERTY CORPORATION AND SUBSIDIARIES

                                                                NOVEMBER 30,
                                                              -----------------
                                                               1997       1996
                                                              -------    ------
                                                               (IN THOUSANDS)
Deferred tax liabilities
  Capitalized expenses......................................    2,662     2,603
  Deferred gains............................................   10,042     4,306
  Acquisition adjustments...................................   16,736    12,786
  Installment sales.........................................       --       845
  Unrealized gain on available-for-sale securities..........   13,143     5,051
  Other.....................................................      856       344
                                                              -------    ------
          Total deferred tax liabilities....................   43,439    25,935
                                                              -------    ------
Net deferred tax asset......................................  $23,974    10,067
                                                              =======    ======


     Based on management's assessment, it is more likely than not that the deferred tax assets will be realized through future taxable income.

     A reconciliation of the statutory rate to the effective tax rate for the years ended November 30, 1997, 1996 and 1995 follows:

                                                              % OF PRE-TAX INCOME
                                                              --------------------
                                                              1997    1996    1995
                                                              ----    ----    ----
Statutory rate..............................................  35.0    35.0    35.0
State income taxes, net of federal income tax benefit.......   4.0     4.0     4.0
                                                              ----    ----    ----
  Effective rate............................................  39.0    39.0    39.0
                                                              ====    ====    ====

10.  FINANCIAL INSTRUMENTS

     The following table presents the carrying amounts and estimated fair values of financial instruments held by the Company at November 30, 1997 and 1996, using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies might have a material effect on the estimated fair value amounts. The table excludes cash and cash equivalents, restricted cash and accounts payable, which had fair values approximating their carrying values.


                                                            NOVEMBER 30,
                                             ------------------------------------------
                                                    1997                   1996
                                             -------------------    -------------------
                                             CARRYING     FAIR      CARRYING     FAIR
                                              AMOUNT      VALUE      AMOUNT      VALUE
                                             --------    -------    --------    -------
                                                           (IN THOUSANDS)
Assets
  Mortgages loans..........................  $ 86,849     92,285     64,441      74,809
  Investment securities
     available-for-sale....................   188,434    188,434    193,869     193,869
  Investment securities held-to-maturity...   116,226    153,517     69,973      89,463
Liabilities
  Mortgage notes and other debts payable...  $391,171    391,171    354,406     354,406

                   LNR PROPERTY CORPORATION AND SUBSIDIARIES

     The following methods and assumptions were used by the Company in estimating fair values:

     Mortgages loans: The fair values are based on discounting future cash flows using the current interest rates at which similar loans would be made or are estimated by the Company on the basis of financial or other information.

     Investment securities available-for-sale and held-to-maturity: The fair values are based on quoted market prices, if available. The fair values for instruments which do not have quoted market prices are estimated by the Company on the basis of the acquisition price paid or financial and other information.

     Mortgages notes and other debts payable: The fair value of fixed rate borrowings is based on discounting future cash flows using the Company's incremental borrowing rate. Variable rate borrowings are tied to market indices and thereby, approximate fair value.

11.  CAPITAL STOCK

  Preferred Stock

     The Company has 500,000 shares of authorized preferred stock, $10 par value. At November 30, 1997, no shares of preferred stock were issued or outstanding. The preferred stock may be issued in series with any rights, powers and preferences which may be authorized by the Company's Board of Directors.

  Common Stock

     The Company has two classes of common stock. The common stockholders have one vote for each share owned in matters requiring stockholder approval and during the fourth quarter of 1997 received quarterly dividends of $.0125 per share. Class B common stockholders have ten votes for each share of stock owned and during the fourth quarter of 1997 received quarterly dividends of $.01125 per share. As of November 30, 1997, Mr. Leonard Miller, a member of the Board of Directors, owned or controlled 9.9 million shares of Class B common stock, which represented approximately 74% of the voting control of the Company.

  Stock Option Plan

     In connection with the Spin-off, the Company adopted the 1997 Stock Option Plan (the "1997 Plan"). The 1997 Plan provides for the granting of options to certain officers, employees and directors of the Company to purchase shares at prices not less than market value on the date of the grant. Options granted under the 1997 Plan will expire not more than 10 years after the date of grant, except that options granted to a key employee who is a 10% stockholder will expire not more than five years after the date of grant. The exercise price of each stock option granted under the 1997 Plan will be 100% of the fair market value of the common stock on the date the stock option is granted, except in the case of a key employee who is a 10% stockholder, in which case the option price may not be less than 110% of the fair market value of the common stock on the date the stock option is granted, and except as to stock options granted to replace Lennar stock options held by Lennar employees who became employees of the Company as a result of the Spin-off.

                   LNR PROPERTY CORPORATION AND SUBSIDIARIES

     The following table summarizes the status of the 1997 Plan (in thousands, except for option prices):


                                                                                    OUTSTANDING
                                                         WEIGHTED    OUTSTANDING     WEIGHTED     EXERCISABLE
                                  OPTION                 AVERAGE       WEIGHTED       AVERAGE       WEIGHTED
                                PRICE PER      # OF     REMAINING    AVERAGE FAIR    EXERCISE     AVERAGE FAIR
                                  SHARE       OPTIONS      LIFE         VALUE          PRICE         VALUE
                               ------------   -------   ----------   ------------   -----------   ------------
Options assumed at
  Spin-off...................  $3.98-$16.23      410    5.13 Years      18.70           7.64         19.05
Options granted..............  $      24.82    1,069    9.72 Years      13.28          24.82            --
                                               -----
Ending balance...............                  1,479
                                               -----
Exercisable..................                     61
                                               -----
Options available for future
  grant......................                    521
                                               =====


     The Company has elected to account for its employee stock options under APB 25 and related Interpretations. No compensation expense is recorded under APB 25 because the exercise price of the Company's employee common stock options equaled the market price for the underlying common stock on the grant date.

     Under the terms of the Lennar 1991 Stock Option Plan (the "Lennar Option Plan"), participants in the Lennar Option Plan who exercise their options after the Spin-off (and who did not amend the terms of their options prior to the Spin-off to provide otherwise) will receive upon exercise of Lennar stock options both shares of Lennar common stock and LNR common stock. The Company has agreed to deliver shares of its common stock to participants in the Lennar Option Plan who exercise options and are entitled to LNR common stock. There were Lennar stock options outstanding at the time of the Spin-off which could entitle the holders to purchase up to 615,600 shares of LNR common stock. None of these options had been exercised as of November 30, 1997. The Company will not receive any portion of the exercise price of the Lennar stock options.

     SFAS 123 requires "as adjusted" information regarding net income and net income per share to be disclosed for new options granted after fiscal year 1996. The Company determined this information using the fair value method of that statement. The fair value of these options was determined at the date of grant using the Black-Scholes option-pricing model. The significant weighted average assumptions used were as follows for the year ended November 30, 1997: expected dividend yield, .20%; calculated volatility rate, .45%; risk-free interest rate, 5.50%; and expected life of the option in years, 2-7 years.

     The estimated fair value of the options is recognized in expense over the options' vesting period for "as adjusted" disclosures. The net income per share "as adjusted" for the effects of SFAS 123 is not indicative of the effects on reported net income/loss for future years. For purposes of these calculations, the Company has excluded shares subject to options which are held by participants in the Lennar Option Plan who are not employees, and do not otherwise receive compensation from, the Company. The Company's reported "as adjusted" information for the year ended November 30, 1997 is as follows (in thousands, except per share amounts):

Net earnings................................................    $44,218
Net earnings "As adjusted"..................................    $43,042
Net earnings per share as reported -- primary...............    $  1.21
Net earnings per share "As adjusted" -- primary.............    $  1.18

     In management's opinion, existing stock option valuation models do not provide a reliable single measure of the fair value of employee stock options that have vesting provisions and are not transferable. In addition,

                   LNR PROPERTY CORPORATION AND SUBSIDIARIES option-pricing models require the input of highly subjective assumptions, including expected stock price volatility.

  Employee Stock Ownership Plan/401(k) Plan

     The Employee Stock Ownership Plan/401(k) Plan (the "Plan") provides shares of stock to employees who have completed one year of continuous service with the Company. All contributions for employees with five years or more of service are fully vested. Under the 401(k) portion of the Plan, employees may make contributions which are invested on their behalf, and the Company may also make contributions for the benefit of employees. The Company records as compensation expense an amount which approximates the vesting of the contributions to the Employee Stock Ownership portion of the Plan, as well as the Company's contribution to the 401(k) portion of the Plan. Amounts contributed by the Company to the Plan during 1997, 1996 and 1995 were immaterial.

  Restrictions on Payments of Dividends

     Other than as required to maintain the financial ratios and net worth requirements under the revolving credit and term loan agreements, there are no restrictions on the payment of dividends on common stock by the Company. The cash dividends paid with regard to a share of Class B common stock in a calendar year may not be more than 90% of the cash dividends paid with regard to a share of common stock in that calendar year. One of the Company's major subsidiaries is also restricted on the payment of dividends to its parent company, LNR Property Corporation, under the revolving credit and loan agreements.

12.  RELATED PARTY TRANSACTIONS

     During the period December 1, 1996 through October 31, 1997, and for the years ended November 30, 1996 and 1995, Lennar provided various general and administrative services to the Company including: data processing, treasury, legal, human resources, payroll, accounting, risk management and others. Costs for these services are designed to approximate the actual costs incurred by Lennar to render these services. Management believes the methods used to determine these costs are reasonable, however, such costs may not be representative of those which would be incurred if the Company had operated as an independent entity during the periods presented. Charges for these costs are included in general and administrative expenses and amounted to $3.3 million, $3.1 million and $2.6 million for the period December 1, 1996 through October 31, 1997 and for the years ended November 30, 1996 and 1995, respectively.

     The Company provided a portion of Lennar's facilities on a rent-free basis for the period December 1 through October 31, 1997 and for the years ended November 30, 1996 and 1995. Subsequent to the Spin-off, the Company has negotiated market-based lease agreements with Lennar and its subsidiaries that result in additional rental income of over $1.4 million annually.

     The Company has entered into agreements whereby Lennar provides data processing and construction management services for a period of up to one year from the Spin-off. Data processing services are charged at a monthly rate of $16,000. Services under this agreement were provided after the Spin-off and aggregated $16,000 for 1997. No charges were incurred under the construction management services agreement in 1997 and charges for 1998 are not expected to be material.

13.  COMMITMENTS AND CONTINGENT LIABILITIES

     The Company is a party to various claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, the disposition of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

                   LNR PROPERTY CORPORATION AND SUBSIDIARIES

     The Company is subject to the usual obligations associated with entering into contracts for the purchase, development and sale of real estate as well as the management of partnerships and special servicing of CMBS in the routine conduct of its business.

     The Company is committed, under various letters of credit or other agreements, to provide certain guarantees. Outstanding letters of credit and guarantees under these arrangements totaled approximately $56.2 million at November 30, 1997.

     The Company leases certain premises and equipment under various noncancellable operating leases with terms expiring through 2003, exclusive of renewal option periods. The annual aggregate minimum rental commitments under these leases are summarized as follows (in thousands): 1998 -- $182;
1999 -- $163; 2000 -- $149; 2001 -- $158; 2002 -- $166 and thereafter $170.

14.  QUARTERLY DATA (UNAUDITED)


                                                       FIRST     SECOND      THIRD     FOURTH
                                                      -------    -------    -------    -------
                                                                   (IN THOUSANDS)
1997
  Revenues..........................................  $44,760     44,411     43,368     34,944
  Operating income..................................  $27,166     29,150     26,689     16,067
  Earnings before income taxes......................  $20,357     22,758     19,168     10,205
  Net earnings......................................  $12,418     13,882     11,693      6,225
1996
  Revenues..........................................  $38,814     41,773     41,336     41,513
  Operating income..................................  $22,801     27,081     23,739     24,359
  Earnings before income taxes......................  $18,169     21,721     18,405     19,172
  Net earnings......................................  $11,083     13,250     11,227     11,695

                   LNR PROPERTY CORPORATION AND SUBSIDIARIES

15.  SUPPLEMENTAL PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

     As a result of the Spin-off and formation of Lennar Land Partners, the Company believes that pro forma information provides the best information to compare the results of operations and trends in earnings and costs. Results for 1997 have been adjusted to give pro forma effect to these transactions as if such transactions had been completed as of the beginning of the period. The pro forma information does not purport to be indicative of the results of operations which would actually have been reported if the transactions had occurred on the dates or for the periods indicated:


                                                    HISTORICAL                     PRO FORMA
                                                       1997        ADJUSTMENTS        1997
                                                    -----------    ------------    ----------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues
Rental income.....................................   $ 56,334                        56,334
Equity in earnings of partnerships................     30,149         13,292(a)      43,441
Interest income...................................     41,446                        41,446
Gains on sales of:
  Real estate.....................................     18,076                        18,076
  Investment securities...........................      5,359                         5,359
Management fees...................................     13,385                        13,385
Other, net........................................      2,734                         2,734
                                                     --------         ------        -------
          Total revenues..........................    167,483         13,292        180,775
Costs and expenses
Cost of rental operations.........................     35,767                        35,767
General and administrative........................     26,584         (4,408)(b)     22,176
Depreciation......................................      6,060                         6,060
                                                     --------         ------        -------
          Total costs and expenses................     68,411         (4,408)        64,003
                                                     --------         ------        -------
Operating earnings................................     99,072         17,700        116,772
Interest expense..................................     26,584         (2,100)(c)     24,484
                                                     --------         ------        -------
Earnings before income taxes......................     72,488         19,800         92,288
Income taxes......................................     28,270          7,721(d)      35,991
                                                     --------         ------        -------
Net earnings......................................   $ 44,218         12,079         56,297
                                                     ========         ======        =======
Net earnings per share............................   $   1.21                          1.55
                                                     ========                       =======


Adjustments to the historical results to arrive at the pro forma results are as follows:

(a) Represents entries to reflect the Company's 50% interest in the earnings of Lennar Land Partners.


(b) Represents entries to reflect the elimination of costs related to the Spin-off and addition of incremental administrative costs associated with creating a stand-alone public company.


(c) Represents entries to reflect reductions in interest expense due to the use of proceeds from funds advanced by Lennar to repay debt.

(d) The adjustment to taxes represents the estimated income tax effect of the pro forma adjustments to the Company's effective tax rate of 39.0%.

16.  SUBSEQUENT EVENTS

     In February 1998, the Company agreed to purchase interests in 41 entities that own approximately 6,000 residential rental apartments. The purchase price, which is subject to closing adjustments, is approximately $86 million plus the assumption of approximately $44 million of future equity commitments, subject to certain adjustments. The Company will manage the existing assets and is expected to both develop and acquire new low-income tax credit properties. The transaction remains subject to the receipt of third party consents.

                         REPORT OF INDEPENDENT AUDITORS



To the Board of Directors and Stockholders


Of LNR Property Corporation:



     We have audited the consolidated financial statements of LNR Property Corporation (the "Company") as of November 30, 1997 and 1996, and for each of the three years in the period ended November 30, 1997, and have issued our report thereon dated February 3, 1998 (February 18, 1998, as to Note 16); such report is included elsewhere in this Form 10-K. Our audits also included the financial statement schedules of LNR Property Corporation, listed in Item 14. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.



DELOITTE & TOUCHE LLP



Miami, Florida


February 3, 1998

                            LNR PROPERTY CORPORATION



                                  SCHEDULE II


                       VALUATION AND QUALIFYING ACCOUNTS


                  YEARS ENDED NOVEMBER 30, 1997, 1996 AND 1995



                                                             ADDITIONS
                                             ------------------------------------------
                                               CHARGED
                                 CHARGED      (CREDITED)
                                TO COSTS     TO OTHER AND   BEGINNING                          ENDING
DESCRIPTION                      BALANCE       EXPENSES     ACCOUNTS       (DEDUCTIONS)       BALANCE
-----------                    -----------   ------------   ---------      ------------      ----------
Year ended November 30, 1997
  Allowances deducted from
     assets to which they
     apply:
  Allowances for doubtful
     accounts and notes
     receivable..............  $   938,000      467,000      (702,000)              --          703,000
                               ===========    =========     =========       ==========       ==========
  Deferred income and
     unamortized discounts...  $10,851,000           --       235,000       (4,380,000)(A)    6,706,000
                               ===========    =========     =========       ==========       ==========
  Loan loss reserve..........  $ 2,071,000           --            --          (33,000)       2,038,000
                               ===========    =========     =========       ==========       ==========
  Valuation allowance........  $ 2,908,000           --            --       (2,908,000)(A)           --
                               ===========    =========     =========       ==========       ==========
Year ended November 30, 1996
  Allowances deducted from
     assets to which they
     apply:
  Allowances for doubtful
     accounts and notes
     receivable..............  $   871,000      511,000            --         (444,000)         938,000
                               ===========    =========     =========       ==========       ==========
  Deferred income and
     unamortized discounts...  $13,112,000           --      (746,000)(B)   (1,515,000)(A)   10,851,000
                               ===========    =========     =========       ==========       ==========
  Loan loss reserve..........  $        --    1,869,000     1,396,000       (1,194,000)       2,071,000
                               ===========    =========     =========       ==========       ==========
  Valuation allowance........  $   340,000    2,711,000       580,000         (723,000)       2,908,000
                               ===========    =========     =========       ==========       ==========
Year ended November 30, 1995
  Allowances deducted from
     assets to which they
     apply:
  Allowances for doubtful
     accounts and notes
     receivable..............  $   273,000    1,190,000         4,000         (596,000)         871,000
                               ===========    =========     =========       ==========       ==========
  Deferred income and
     unamortized discounts...  $10,600,000           --     4,186,000(B)    (1,674,000)(A)   13,112,000
                               ===========    =========     =========       ==========       ==========
  Valuation allowance........  $   172,000           --       168,000               --          340,000
                               ===========    =========     =========       ==========       ==========


---------------

Notes:



(A) Includes transfers to Lennar Corporation of approximately $4.2 million and amortization of discount and other.



(B) Includes discounts on mortgages purchased.

                            LNR PROPERTY CORPORATION



                                  SCHEDULE III


                REAL ESTATE AND ACCUMULATED DEPRECIATION (D)(E)


                          YEAR ENDED NOVEMBER 30, 1997


                                                                           COST
                                                                       CAPITALIZED                      GROSS AMOUNT
                                            INITIAL COST              SUBSEQUENT TO                       AT WHICH
                                             TO COMPANY                ACQUISITION                       CARRIED AT
                                      -------------------------   ----------------------               CLOSE OF PERIOD
                                                   BUILDING AND    IMPROVE-    CARRYING    ---------------------------------------
DESCRIPTION            ENCUMBRANCES      LAND      IMPROVEMENTS     MENTS        COSTS      LAND(A)     BUILDINGS(A)    TOTAL(C)
-----------            ------------   ----------   ------------   ----------   ---------   ----------   ------------   -----------
Rental apartment
 property -- FL......  $20,640,000     1,872,000     9,063,000     4,624,000     359,000    2,046,000    13,872,000     15,918,000
Rental office
 property -- FL......   12,709,000     1,779,000            --    13,577,000   1,959,000    4,319,000    12,996,000     17,315,000
Hotel -- FL..........           --      1,000,00     3,478,000     8,867,000     367,000    1,367,000    12,345,000     13,712,000
Rental apartment
 property -- CO......   21,998,000            --     5,375,000    24,055,000     441,000           --    29,871,000     29,871,000
Rental office
 property -- GA......           --     1,263,000    11,700,000            --          --    1,263,000    11,700,000     12,963,000
Rental office
 property -- GA......           --     5,238,000    20,020,000     1,570,000          --    5,239,000    21,589,000     26,828,000
Rental retail
 property -- AZ......           --    11,945,000            --     1,023,000          --   11,945,000     1,023,000     12,968,000
Other miscellaneous
 properties which are
 individually less
 than 5% of total....   34,922,000    44,362,000    51,821,000    29,420,000   2,198,000   49,632,000    78,169,000    127,801,000
                       -----------    ----------   -----------    ----------   ---------   ----------   -----------    -----------
                       $90,269,000    67,459,000   101,457,000    83,136,000   5,324,000   75,811,000   181,565,000    257,376,000
                       ===========    ==========   ===========    ==========   =========   ==========   ===========    ===========


                                            DATE OF
                                          COMPLETION
                         ACCUMULATED          OF          DATE
                       DEPRECIATION(B)   CONSTRUCTION   ACQUIRED
                       ---------------   -------------  --------
DESCRIPTION
-----------
Rental apartment
 property -- FL......     9,946,000          1979         1977
Rental office
 property -- FL......     3,250,000         Various       1980
Hotel -- FL..........     3,046,000         Various       1987
Rental apartment
 property -- CO......       446,000          Under        1996
                                         Construction
Rental office
 property -- GA......            --          Under        1997
                                         Construction
Rental office
 property -- GA......       984,000          Under        1996
                                         Construction
Rental retail
 property -- AZ......            --          Under        1997
                                         Construction
Other miscellaneous
 properties which are
 individually less
 than 5% of total....    14,232,000         Various     Various
                         ----------
                         31,904,000
                         ==========


---------------

Notes:


(A) Includes related improvements and capitalized carrying costs.


(B) Depreciation is calculated using the straight-line method over the estimated useful lives which vary from 15 to 40 years.


(C) The aggregate cost of the listed property for federal income tax purposes was $220,000,000 at November 30, 1997.


(D) The listed real estate includes operating properties completed or under construction.


(E) Reference is made to Notes 1, 5, and 7 of the consolidated financial statements.


(F) The changes in the total cost of investment properties and accumulated depreciation for the years ended November 30, 1997 are as follows (in thousands):



                                                   1997       1996       1995
                                                 --------    -------    -------
Cost:
  Balance at beginning of year.................  $234,010    204,833    206,022
  Additions, at cost...........................    76,921     34,410      6,808
  Cost of real estate sold.....................   (55,381)   (9,051)     (8,304)
  Transfers....................................     1,826      3,818        307
                                                 --------    -------    -------
     Balance at end of year....................  $257,376    234,010    204,833
                                                 ========    =======    =======
Accumulated depreciation:
  Balance at beginning of year.................  $ 31,971     28,686     25,763
  Depreciation and amortization charged against
     earnings..................................     5,195      5,170      4,992
  Depreciation of real estate sold.............    (5,262)   (1,885)     (2,069)
                                                 --------    -------    -------
     Balance at end of year....................  $ 31,904     31,971     28,686
                                                 ========    =======    =======

                            LNR PROPERTY CORPORATION



                                  SCHEDULE IV


                         MORTGAGE LOANS ON REAL ESTATE


                               NOVEMBER 30, 1997



                                                                                                                      PRINCIPAL
                                                                                                                      AMOUNT OF
                                                                                                                        LOANS
                                                                                                         CARRYING     SUBJECT TO
                                                    FINAL                                    FACE       AMOUNT OF     DELINQUENT
                                      INTEREST    MATURITY   PERIODIC PAYMENT    PRIOR     AMOUNT OF    MORTGAGES    PRINCIPAL OR
                                        RATE        DATE          TERMS          LIENS     MORTGAGES      (A)(B)       INTEREST
            DESCRIPTION              -----------  ---------  ----------------   --------  -----------   ----------   ------------
First mortgage notes secured real
  estate and other:
Office building -- CA..............        7.89%    2003     Varying payment              $16,788,000   12,227,000
Convention center -- NV............  Libor + 300    2000     Interest Only                 45,000,000   45,000,000
Hotel -- NJ........................        9.50%    1999     Varying payment                4,500,000    4,194,000
Retail center -- TX................       10.00%    1998     Interest Only                  3,704,000    3,355,000
Other..............................     6%-10.5%  1998-2005  Various                        5,613,000    4,295,000
                                                                                          -----------   ----------
                                                                                           75,605,000   69,071,000
                                                                                          -----------   ----------
Second mortgage notes secured by
  real estate:
Residential land -- FL.............   Prime + 2%    2001     Varying payment    $314,436    4,400,000    4,400,000
Residential land -- CA.............          15%    1999     Varying payment                3,180,000    3,133,000
Residential land -- NV.............          15%    1999     Varying payment                7,760,000    7,690,000
Industrial land -- CA..............          25%    1999     Varying payment                4,648,000    4,593,000
                                                                                          -----------   ----------
                                                                                           19,988,000   19,816,000
Loan loss reserve..................                                                                     (2,038,000)
                                                                                                        ----------
                                                                                          $95,593,000   86,849,000
                                                                                          ===========   ==========


---------------

Notes:


(A) For Federal income tax purposes, the aggregate basis of the listed mortgages was $86,849,000 at November 30, 1997.


(B) Carrying amounts are net of unamortized discounts and valuation allowance.


(C) The changes in the carrying amounts of mortgages for the years ended November 30, 1997, 1996 and 1995 are as follows:



                                                        1997            1996            1995
                                                    ------------    ------------    ------------
Balance at beginning of year......................  $ 64,441,000      53,551,000      55,893,000
Additions (deductions):
  New mortgage loans, net.........................    67,319,000      77,369,000      42,572,000
  Collections of principal........................   (20,085,000)    (53,347,000)    (44,495,000)
  Transfers to Lennar Corporation.................   (24,918,000)     (7,063,000)     (1,779,000)
  Amortization of discount........................        92,000         488,000         344,000
  Deferred income recognized......................             0               0       1,066,000
  Other...........................................             0      (6,557,000)        (50,000)
                                                    ------------    ------------    ------------
Balance at end of year............................  $ 86,849,000      64,441,000      53,551,000
                                                    ============    ============    ============

                   LNR PROPERTY CORPORATION AND SUBSIDIARIES



                     CONSOLIDATED CONDENSED BALANCE SHEETS



                                                              (UNAUDITED)
                                                                MAY 31,      NOVEMBER 30,
                                                                 1998            1997
                                                              -----------    ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                  PER SHARE AMOUNTS)
                                         ASSETS
Cash and cash equivalents...................................  $   24,803         34,059
Restricted cash.............................................      88,450         56,637
Investment securities.......................................     385,267        304,660
Mortgage loans, net.........................................      87,955         86,849
Operating properties and equipment, net.....................     475,705        228,598
Land held for investment....................................      92,747         83,297
Investments in and advances to partnerships.................     202,929        159,359
Deferred income taxes.......................................      29,078         23,974
Other assets................................................      61,778         45,904
                                                              ----------      ---------
          Total assets......................................  $1,448,712      1,023,337
                                                              ==========      =========

                          LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
  Accounts payable..........................................  $    8,201          4,244
  Accrued expenses and other liabilities....................      57,068         36,708
  Mortgage notes and other debts payable....................     754,540        391,171
                                                              ----------      ---------
          Total liabilities.................................     819,809        432,123
                                                              ----------      ---------

Minority interests..........................................      26,248         22,126
                                                              ----------      ---------
Stockholders' equity
  Common stock, $.10 par value, 150,000 shares authorized,
     25,391 shares issued and outstanding...................       2,539          2,515
  Class B common stock, $.10 par value, 40,000 shares
     authorized, 10,758 shares issued and outstanding.......       1,076          1,098
  Additional paid-in capital................................     544,546        544,548
  Retained earnings.........................................      33,068            370
  Unrealized gain on available-for-sale securities, net and
     other..................................................      21,426         20,557
                                                              ----------      ---------
          Total stockholders' equity........................     602,655        569,088
                                                              ----------      ---------
          Total liabilities and stockholders' equity........  $1,448,712      1,023,337
                                                              ==========      =========



     See accompanying notes to consolidated condensed financial statements.

                   LNR PROPERTY CORPORATION AND SUBSIDIARIES



                 CONSOLIDATED CONDENSED STATEMENTS OF EARNINGS



                                                            (UNAUDITED)           (UNAUDITED)
                                                        THREE MONTHS ENDED     SIX MONTHS ENDED
                                                              MAY 31,               MAY 31,
                                                        -------------------    -----------------
                                                          1998       1997       1998       1997
                                                        --------    -------    -------    ------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues
  Rental income.......................................  $15,270     15,179      29,864    29,978
  Interest income.....................................   17,819     10,877      34,759    20,630
  Equity in earnings of partnerships..................   14,229      6,287      23,969    19,791
  Gains on sales of:
     Real estate......................................    5,535      4,469      12,061     6,401
     Investment securities............................       --      5,009       1,386     5,009
  Management fees.....................................    1,927      1,917       4,021     5,977
  Other, net..........................................      121        673         679     1,385
                                                        -------     ------     -------    ------
          Total revenues..............................   54,901     44,411     106,739    89,171
                                                        -------     ------     -------    ------
Costs and expenses
  Cost of rental operations...........................    9,709      8,897      18,820    18,281
  General and administrative..........................    6,621      4,830      12,674    11,533
  Depreciation........................................    2,226      1,461       4,063     2,915
  Minority interests..................................      561         73       1,094       126
                                                        -------     ------     -------    ------
          Total costs and expenses....................   19,117     15,261      36,651    32,855
                                                        -------     ------     -------    ------
Operating earnings....................................   35,784     29,150      70,088    56,316
Interest expense......................................    9,925      6,392      16,983    13,201
                                                        -------     ------     -------    ------
Earnings before income taxes..........................   25,859     22,758      53,105    43,115
Income taxes..........................................    8,905      8,876      19,531    16,815
                                                        -------     ------     -------    ------
Net earnings..........................................  $16,954     13,882      33,574    26,300
                                                        =======     ======     =======    ======
Weighted average shares outstanding:
  Basic...............................................   36,140     36,128      36,134    36,128
                                                        =======     ======     =======    ======
  Diluted.............................................   36,596     36,298      36,432    36,298
                                                        =======     ======     =======    ======
Net earnings per share:
  Basic...............................................  $  0.47       0.38        0.93      0.73
                                                        =======     ======     =======    ======
  Diluted.............................................  $  0.46       0.38        0.92      0.72
                                                        =======     ======     =======    ======



     See accompanying notes to consolidated condensed financial statements.

                   LNR PROPERTY CORPORATION AND SUBSIDIARIES



                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS



                                                                  (UNAUDITED)
                                                                SIX MONTHS ENDED
                                                                    MAY 31,
                                                              --------------------
                                                                1998        1997
                                                              ---------    -------
                                                                 (IN THOUSANDS)
Cash flows from operating activities:
  Net earnings..............................................  $  33,574     26,300
  Adjustments to reconcile net earnings to net cash used in
     operating activities:
     Depreciation...........................................      4,063      2,915
     Minority interests.....................................      1,094        126
     Amortization of discount on mortgage loans and CMBS....     (2,877)        --
     Gains on sales of real estate..........................    (12,061)    (6,401)
     Equity in earnings of partnerships.....................    (23,969)   (19,791)
     Gain on sales of investment securities.................     (1,386)    (5,009)
     Changes in assets and liabilities:
       (Increase) decrease in restricted cash...............     (7,224)        31
       Increase in other assets and deferred taxes..........    (18,176)    (7,641)
       Increase in mortgage loans held for sale.............       (827)    (6,263)
       Increase in accounts payable and accrued
        liabilities.........................................     11,525      7,501
                                                              ---------    -------
          Net cash used in operating activities.............    (16,264)    (8,232)
                                                              ---------    -------
Cash flows from investing activities:
  Operating properties and equipment
     Additions..............................................    (84,424)   (20,340)
     Sales..................................................     22,826     14,591
  Land held for investment
     Additions..............................................    (18,304)    (3,032)
     Sales..................................................      9,829      3,743
  Investments in and advances to partnerships...............    (31,042)    (1,459)
  Distributions from partnerships...........................     17,226     29,141
  Purchase of mortgage loans held for investment............         --       (349)
  Proceeds from mortgage loans held for investment..........        222        122
  Purchase of investment securities.........................    (51,304)   (83,329)
  Proceeds from sales of investment securities..............      1,909     93,134
  Interest received on CMBS in excess of income
     recognized.............................................      6,771      9,052
  Acquisition of AHG, net of cash acquired..................    (70,086)        --
                                                              ---------    -------
          Net cash provided by (used in) investing
            activities......................................   (196,377)    41,274
                                                              ---------    -------
Cash flows from financing activities:
  Payment of dividends......................................       (876)        --
  Net borrowings under repurchase agreements and revolving
     credit lines...........................................     (8,831)   (11,428)
  Mortgage notes and other debts payable
     Proceeds from borrowings...............................    229,527      9,768
     Principal payments.....................................     (3,909)    (3,687)
  Payments to Lennar Corporation............................    (12,526)   (22,496)
                                                              ---------    -------
          Net cash provided by (used in) financing
            activities......................................    203,385    (27,843)
                                                              ---------    -------
  Net increase (decrease) in cash and cash equivalents......     (9,256)     5,199
  Cash and cash equivalents at beginning of period..........     34,059      2,295
                                                              ---------    -------
  Cash and cash equivalents at end of period................  $  24,803      7,494
                                                              =========    =======

                   LNR PROPERTY CORPORATION AND SUBSIDIARIES

                                                                  (UNAUDITED)
                                                                SIX MONTHS ENDED
                                                                    MAY 31,
                                                              --------------------
                                                                1998        1997
                                                              ---------    -------
                                                                 (IN THOUSANDS)
Supplemental disclosures of non-cash investing and financing activities:
  Purchases of investment securities financed by repurchase
     agreements.............................................  $  29,835     27,406
  Increase in CMBS and equity, due to change in unrealized
     gain on available-for-sale securities, net of deferred
     income taxes...........................................  $   2,529      5,861

Spin-off of LNR from Lennar Corporation:
  Increase in Lennar Corporation's investment due to
     transfers of assets and liabilities from Lennar
     Corporation, prior to the spin-off.....................  $      --      5,307

Supplemental disclosure of non-cash transfers:
  Transfer of land held for investment to operating
     properties.............................................  $   2,824      1,596
  Transfer of investment securities to other assets.........  $      17         --
  Transfer of other assets to accounts payable and accrued
     expenses...............................................  $     700        163



     See accompanying notes to consolidated condensed financial statements.

                   LNR PROPERTY CORPORATION AND SUBSIDIARIES



              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS


                             MAY 31, 1998 AND 1997



1.  BASIS OF PRESENTATION AND CONSOLIDATION



     The accompanying consolidated condensed financial statements include the accounts of LNR Property Corporation and its subsidiaries (the "Company"). The assets, liabilities and results of operations of entities (both corporations and partnerships) in which the Company has a controlling interest have been consolidated. The ownership interests of noncontrolling owners in such entities are reflected as minority interests. The Company's investments in partnerships (and similar entities) in which less than a controlling interest is held are accounted for by the equity method (when significant influence can be exerted by the Company), or the cost method. All significant intercompany transactions and balances have been eliminated. The financial statements have been prepared by management without audit by independent public accountants and should be read in conjunction with the November 30, 1997 audited financial statements in the Company's Annual Report on Form 10-K for the year then ended. However, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for fair presentation of the accompanying consolidated condensed financial statements have been made.



2.  NET EARNINGS PER SHARE



     The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" beginning in the first quarter of 1998. The statement requires that earnings per share be calculated and presented on a basic and diluted basis. Net earnings per share for all periods presented have been restated to conform with SFAS No. 128.



     Basic net earnings per share is computed by dividing the Company's net earnings by the weighted average number of shares outstanding during the period. Diluted net earnings per share is computed by dividing the Company's net earnings by the weighted average number of shares outstanding and the dilutive impact of common stock equivalents, primarily stock options. The dilutive impact of common stock equivalents is determined by applying the treasury stock method.



3.  RECLASSIFICATIONS



     Certain reclassifications have been made to the prior year consolidated condensed financial statements to conform to the current year presentation.



4.  ACQUISITION



     On February 18, 1998, the Company entered into an agreement to purchase from Pacific Harbor Capital, Inc., a wholly-owned subsidiary of PacifiCorp, controlling interests in a group of entities as well as certain direct partnership interests, known as the Affordable Housing Group ("AHG"), which own multi-family and senior housing properties, many of which qualify for Low-Income Housing Tax Credits ("LIHTC") under Section 42 of the Internal Revenue Code.



     On May 1, 1998, the Company completed the purchase of certain interests which own 36 of the properties. The remaining six interests are expected to close during the third quarter. The aggregate amount of consideration will be approximately $80 million, subject to certain post-closing adjustments, plus the assumption of approximately $45 million of future equity commitments.



     The purchase price paid for the 36 properties acquired on May 1, 1998, was approximately $70 million and was financed utilizing the Company's unsecured revolving credit facility. The acquisition has been accounted for under the purchase method of accounting and the cost of the acquisition has been allocated on the basis of the estimated fair value of the assets acquired and liabilities assumed. The consolidated results of operations include the operations associated with the Company's interests in the 36 properties since the acquisition date.

------------------------------------------------------
------------------------------------------------------


     NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS OTHER THAN THOSE CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY LNR. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THOSE TO WHICH IT RELATES, NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.


                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Available Information.................    2
Prospectus Summary....................    3
Forward-Looking Statements............   15
Risk Factors..........................   16
The Exchange Offer....................   23
Capitalization........................   29
Pro Forma Consolidated Condensed
  Financial Information...............   30
Selected Consolidated Financial
  Data................................   34
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   37
Business..............................   52
Management............................   64
Principal Stockholders................   67
Certain Relationships and
  Transactions........................   69
Description of Certain Indebtedness...   73
Description of the New Notes..........   74
Sales of New Notes Received By Broker-
  Dealers.............................   96
Legal Matters.........................   96
Experts...............................   96
Index to Financial Statements.........  F-1


------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                                  $200,000,000


                                       5.

                       OFFER TO EXCHANGE 9 3/8% SERIES B
                       SENIOR SUBORDINATED NOTES DUE 2008
                      WHICH HAVE BEEN REGISTERED UNDER THE
                         SECURITIES ACT FOR ANY AND ALL
                       OUTSTANDING 9 3/8% SERIES A SENIOR

                          SUBORDINATED NOTES DUE 2008

                            ------------------------

                                   PROSPECTUS
                            ------------------------

                             DATED AUGUST 18, 1998


------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except
(i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for the unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

     Section 145 of the DGCL empowers the Company to indemnify, subject to the standards set forth therein, any person in connection with any action, suit or proceeding brought before or threatened by reason of the fact that the person was a director, officer, employee or agent of such company, or is or was serving as such with respect to another entity at the request of such company. The DGCL also provides that the Company may purchase insurance on behalf of any such director, officer, employee or agent.

     The Company's Certificate of Incorporation provides for the indemnification by the Company of each director and officer of the Company to the fullest extent permitted by applicable law.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


 1.1   Purchase Agreement, dated March 19, 1998, by and among LNR
       Property Corporation (the "Company"), BT Alex. Brown
       Incorporated and Donaldson Lufkin & Jenrette Securities
       Corporation (the "Initial Purchasers").*
 3.1   Certificate of Incorporation.*
 3.2   By-laws.*
 4.1 Indenture, dated as of March 24, 1998, by and among the Company and U.S. Bank Trust National Association (the
       "Trustee"), including Form of 9 3/8% Series A Senior
       Subordinated Notes due 2008 and Form of 9 3/8% Series B
       Senior Subordinated Notes due 2008.*
 4.2 Registration Agreement, dated as of March 24, 1998, by and among the Company and the Initial Purchasers.*
 5.1   Opinion of Rogers & Wells LLP.*
10.1 Separation and Distribution Agreement between the Company and Lennar Corporation, dated June 10, 1997.*
10.2   LNR Property Corporation Employee Stock Ownership/401(k)
       Plan.*
10.3 Shared Facilities Agreement between LNR Property Corporation and Lennar Corporation.*
10.4   Partnership Agreement by and between Lennar Land Partners
       Sub, Inc. and LNR Land Partners Sub, Inc.*
10.5 Revolving Credit Agreement dated as of December 5, 1997, among LNR Property Corporation and certain subsidiaries and Bank of America National Trust and Savings Association, as lender and agent.*
10.6 Master Repurchase Agreement dated as of December 8, 1997, between LNR Sands Holdings, Inc. and Goldman Sachs Mortgage
       Company.*
10.7 Reverse Repurchase Agreement dated as of October 21, 1997, between DLJ Mortgage Capital, Inc. and LNR Property
       Corporation, Lennar Capital Services, Inc., Nevada
       Securities Holdings, Inc., Lennar Securities Holdings, Inc.,
       Lennar MBS, Inc. and LFS Asset Corp.*

10.8   Amended and Restated Credit Agreement dated as of October
       31, 1997, between Lennar Capital Services Inc. and Lennar
       MBS, Inc. as borrowers and Nationsbank of Texas, N.A. as lender.*
10.9 Credit Agreement among Lennar Land Partners as borrower, and the First National Bank of Chicago, et al.*
10.10 Revolving Credit Agreement dated as of November 6, 1997, by and between Lennar Capital Services, Inc. and The Bank of
       New York.*
10.11 Reverse Repurchase Agreement dated as of June 7, 1996, between CS First Boston (Hong Kong) Limited and Lennar
       Financial Services, Inc., Lennar MBS, Inc., Lennar
       Securities Holdings, Inc. and LFS Asset Corp.*
11.1   Statement re computation of Per Share Earnings.*
21.1   List of subsidiaries.*
23.1   Consent of Deloitte & Touche LLP.
23.2 Consent of Rogers & Wells LLP (to be contained in the opinion filed as Exhibit 5.1).*
24.1 Power of attorney (incorporated by reference in the signature pages).*
25.1   Form T-1 Statement of Eligibility and Qualification of U.S.
       Bank Trust National Association, as trustee.*
27.1   Financial Data Schedule*
99.1   Form of Letter of Transmittal.*
99.2   Form of Notice of Guaranteed Delivery.*
99.3   Form of Exchange Agent Agreement.*


---------------
* Previously filed.

ITEM 22.  UNDERTAKING.

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (b) The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (c) The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (d) The undersigned registrants hereby undertake:

          (i) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

          (ii) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (iii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iv) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the undersigned registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on August 19, 1998.



                                          LNR PROPERTY CORPORATION


                                          By:    /s/ STEVEN J. SAIONTZ

                                          --------------------------------------
                                                    Steven J. Saiontz
                                           Chief Executive Officer and Director

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey P. Krasnoff and Shelly Rubin his true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


     Pursuant to the requirement of the Securities Act of 1933, this registration statement has been signed by the following person in the capacity and on the date indicated.



                                          By:      /s/ SHELLY RUBIN


                                          --------------------------------------
                                                       Shelly Rubin

                                                     Attorney-In-Fact



August 19, 1998

                                 EXHIBIT INDEX



EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 23.1     Consent of Deloitte & Touche LLP